  Filed Pursuant to General Instruction II.L of Form F-10
  File No. 333-230042
The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this preliminary prospectus supplement, and in the short form base shelf prospectus dated March 18, 2019 to which it relates, from documents filed with securities commissions or similar authorities in each of the provinces of Canada, excluding the province of Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8, telephone (647) 872-2300, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 18, 2019
New Issue and Secondary OfferingSubject to Completion, Dated April 22, 2019
CANNTRUST HOLDINGS INC.
US$200.0 million
     Common Shares
US$     per Common Share
This preliminary prospectus supplement (the “prospectus supplement”) to the accompanying short form base shelf prospectus dated March 18, 2019 (the “shelf prospectus”), qualifies the distribution (the “Offering”) of an aggregate of US$200.0 million of common shares (the “common shares”) in the capital of CannTrust Holdings Inc. (“we”, “our”, “us”, “CannTrust” or the “Company”). The Offering consists of      common shares being issued and sold by the Company and a secondary offering of      common shares sold by Cannamed Financial Corp. and Cajun Capital Corporation (collectively, the “Selling Shareholders”). The common shares are offered at a price of US$     per common share (the “Offering Price”). The Company will use the net proceeds of the Offering of common shares as described in this prospectus supplement. See “Use of Proceeds”. The Company will not receive any proceeds from the sale of common shares by the Selling Shareholders. See “The Selling Shareholders”. Closing of the Offering is expected to take place on or about             , 2019 (the “Closing Date”), or such earlier or later date as the Company, the Selling Shareholders and the Representatives (as defined herein) may agree, but in any event no later than             , 2019.
BofA Merrill LynchCitigroupCredit SuisseRBC Capital Markets
Jefferies	Canaccord Genuity

	Price to the Public(1)	Underwriters’ Commissions(2)	Net Proceeds to the Company(3)	Net Proceeds to the Selling Shareholders(3)
Per common share	US$	US$	US$	US$
Total Offering(4)	US$	US$	US$	US$

(1)
The Offering Price was determined by negotiation between the Company and the Representatives, with reference to the prevailing market price of the common shares.

(2)
The Company and the Selling Shareholders have agreed to pay the Underwriters (as defined herein) a commission equal to       % of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Additional Shares Option (as defined herein)). The Company has agreed to reimburse the Underwriters for certain expenses in connection with the Offering. See “Underwriting”.

(3)
After deducting the Underwriters’ commissions payable by the Company and the Selling Shareholders. In accordance with the terms of the Underwriting Agreement (as defined herein), the Company will bear all

reasonable expenses of the Offering (excluding the aggregate Underwriters’ commissions) estimated at US$         . The Selling Shareholders will not bear any expenses related to the Offering as the Company has determined the incremental cost in connection with the secondary offering by the Selling Shareholders is nominal in the context of the overall Offering. See “Underwriting”.
(4)
The Company has granted to the Underwriters the option, exercisable, in whole or in part, at the sole discretion of the Underwriters, within 30 days of this prospectus supplement, to purchase up to      additional common shares from the Company and      additional common shares from the Selling Shareholders, collectively representing 15% of the common shares offered hereunder) on the same terms as set out above solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Additional Shares Option”). If the Additional Shares Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commissions”, “Net Proceeds to the Company”, and “Net Proceeds to the Selling Shareholders” will be US$    , US$    , US$     and US$    , respectively. This prospectus supplement also qualifies the grant of the Additional Shares Option and the distribution of up to      common shares to be sold by the Company upon exercise of the Additional Shares Option. A purchaser who acquires common shares forming part of the over-allocation position acquires those shares under this prospectus supplement, regardless of whether the position is ultimately filled through the exercise of the Additional Shares Option or secondary market purchases. See “Underwriting”.

The following table sets out information relating to the Additional Shares Option:
Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Additional Shares Option	Option to acquire up to additional common shares	Exercisable within 30 days of this prospectus supplement	US$ per common share
All dollar amounts in this prospectus supplement are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
The common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TRST” and on the New York Stock Exchange (the “NYSE”) under the symbol “CTST”. On April 18, 2019, the last trading day prior to the date of this prospectus supplement, the closing price of the common shares on the TSX was $9.42 and the closing price of the common shares on the NYSE was US$7.11.
The Company has applied to the TSX and the NYSE to list the common shares issuable under the Offering on the TSX and the NYSE. Listing of the common shares will be subject to the Company fulfilling all of the applicable listing requirements of the TSX and the NYSE.
The common shares are being issued pursuant to an underwriting agreement dated    , 2019 (the “Underwriting Agreement”) among the Company, the Selling Shareholders, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA”), Citigroup Global Markets Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and RBC Dominion Securities Inc. (together, the “Representatives”) on behalf of a syndicate of underwriters that also includes Jefferies LLC and Canaccord Genuity LLC (collectively with the Representatives, the “Underwriters”).
An investment in the common shares involves significant risks that should be carefully considered by prospective investors before purchasing common shares. The risks outlined in this prospectus supplement, the accompanying shelf prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in common shares. See “Forward-Looking Statements” beginning on page S-38 and “Risk Factors” beginning on page S-17.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and, in certain circumstances, such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to the financial statements of United States issuers.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that CannTrust is a corporation existing under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the

Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “U.S. Enforcement of Civil Liabilities”.
Prospective investors should be aware that the acquisition of the common shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. You should read the tax discussion in this prospectus supplement; however, this prospectus supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the common shares. See “Certain Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations for U.S. Residents”.
The Underwriters, as principals, conditionally offer the common shares qualified under this prospectus supplement and the shelf prospectus, subject to prior sale, if, as and when sold and delivered by the Company and Selling Shareholders and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under “Underwriting”. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Fogler Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP, and on behalf of the Underwriters by Baker & McKenzie LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Troutman Sanders LLP and on behalf of the Underwriters by Latham & Watkins LLP.
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the initial Offering, the Underwriters may offer the common shares to the public at prices lower than the Offering Price. Any reduction in the Offering Price will not affect the proceeds received by the Company. See “Underwriting”.
It is expected that the Company will arrange for the instant deposit of the common shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee, and deposited with DTC or its nominee on the Closing Date. No certificates evidencing the common shares will be issued to purchasers of the common shares. Purchasers of the common shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the common shares is purchased. See “Underwriting”.
Robert Marcovitch and John Kaden are directors of the Company who reside outside of Canada and they have appointed the following agent for service of process: Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, Toronto, ON, M5K 1G8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
The Company’s head office and registered office is located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

PROSPECTUS SUPPLEMENT
i

SHELF PROSPECTUS
ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying shelf prospectus and the documents incorporated by reference therein. The second part is the shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the shelf prospectus solely for the purpose of this Offering. Other documents are also incorporated or deemed to be incorporated by reference in this prospectus supplement. See “Documents Incorporated by Reference”.
The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10, as amended (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”).
Unless otherwise noted or the context indicates otherwise, in this prospectus supplement and the shelf prospectus, the “Company” and “CannTrust”, “we”, “us” and “our” refer to CannTrust Holdings Inc. together with its subsidiaries and “CannTrust Opco” refers to CannTrust Inc., a wholly-owned subsidiary of CannTrust Holdings Inc. The terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).
This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the shelf prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this prospectus supplement or the accompanying shelf prospectus and such information is not incorporated by reference herein or therein.
DOCUMENTS INCORPORATED BY REFERENCE
This prospectus supplement is deemed to be incorporated by reference into the accompanying shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the shelf prospectus and reference should be made to the shelf prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this prospectus supplement and the accompanying shelf prospectus may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this prospectus supplement, and are also available electronically at www.sedar.com and www.sec.gov.
The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying shelf prospectus:
a)
the annual information form (the “AIF”) of the Company for the fiscal year ended December 31, 2018, dated March 28, 2019;

b)
the Company’s audited consolidated financial statement (the “Financial Statements”) for the years ended December 31, 2018 and 2017, together with the independent auditors’ reports thereon and the notes thereto;

c)
the Company’s management’s discussion and analysis for the year ended December 31, 2018; and

d)
the management information circular of the Company dated April 12, 2018 in connection with the annual meeting of shareholders of the Company held on May 22, 2018.

Any statement contained in this prospectus supplement, in the accompanying shelf prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the accompanying shelf prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.
Any documents of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus, if filed by us with the securities regulatory authorities in the provinces of Canada, excluding Québec, after the date of this prospectus supplement and prior to the termination of the Offering will be deemed to be incorporated by reference in this prospectus supplement. When new documents of the type referred to in the paragraphs above are filed by the Company with the applicable securities regulatory authorities during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above will no longer be deemed to be incorporated by reference in this prospectus supplement.
In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC, or any amendments thereby, on or after the date of this prospectus supplement shall be deemed to be incorporated by reference into the Registration Statement of which this prospectus supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The Company may incorporate by reference into this prospectus supplement, or the Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein.
In addition, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date hereof but prior to the termination of the distribution of the common shares pursuant to the Offering is deemed to be incorporated by reference in this prospectus supplement and in the shelf prospectus.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this prospectus supplement, the accompanying shelf prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the shelf prospectus do not incorporate by reference the information on such website into this prospectus supplement or the shelf prospectus, and the Company disclaims any such incorporation by reference.
U.S. REGISTRATION STATEMENT
The Offering is being made concurrently in Canada pursuant to this prospectus supplement and the shelf prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement became effective under the rules and regulations of the SEC on March 19, 2019. This prospectus supplement does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company.

TRADEMARKS AND TRADENAMES
This prospectus supplement and the documents incorporated herein by reference include trademarks, such as CannTrust® and BrewBudz®, which are protected under applicable intellectual property laws and are the property of the Company or its affiliates. Solely for convenience, the Company’s trademarks and tradenames referred to in this prospectus supplement may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and tradenames. All other trademarks used in this prospectus supplement or the documents incorporated herein by reference are the property of their respective owners.
INDUSTRY AND MARKET DATA
This prospectus supplement includes market data and forecasts with respect to the cannabis industry. Although we are responsible for all of the disclosure contained in this prospectus supplement, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus supplement are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable. Information in this prospectus supplement on the cannabis markets is from Grand View Research. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of customer surveys commissioned by us and conducted on our behalf as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors”. As a result, although we believe that these sources are reliable, we have not independently verified the information.

PROSPECTUS SUMMARY
The following summary highlights selected information contained elsewhere in this prospectus supplement and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read the entire prospectus supplement and shelf prospectus, including the financial statements contained elsewhere in this prospectus supplement, the other information incorporated by reference and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis”.
Our mission is to connect people to products and education to demonstrate how cannabis can elevate their lives. We are passionate in our quest to improve the quality of individual lives around the globe.
CannTrust is a global leader in medical cannabis, recognized for its consistent, high-quality products. Founded in 2013 by a group of pharmacists, our focus on standardization allows us to provide what we believe are consistent and innovative cannabis products that can be prescribed and sold to enhance the lives of our consumers across a variety of applications.
We believe our rich medical heritage and extensive ecosystem of patients and doctors combined with our low cost production model and branded medical products position us well to grow meaningfully in the adult-use market through a variety of wellness and recreational products in Canada and beyond.
What Sets Us Apart?
CannTrust is a widely recognized, industry-leading, licensed producer of cannabis in Canada. We are a cultivation leader focused on innovation and have developed state-of-the-art facilities that support our ability to be a leading low-cost, high-quality producer with scale. We have received multiple industry awards, including seven awards at the 2018 Canadian Cannabis Awards, most notably Licensed Producer of the Year. The winners of these awards were determined by votes from over 17,000 consumers. As of April 2019, we had over 2,400 active physicians prescribing our products and more than 69,000 active patients in Canada, with our patient base growing 57% from 2017 to 2018, and continuing to grow following recreational legalization in Canada in late 2018. We believe our ability to produce high-quality, standardized products for the medical markets has built considerable credibility, trust in our brand and a loyal and broad consumer following. In addition to our success in the medical cannabis industry, we believe our brand awareness, built on quality standards and focus on innovation and product development, position us as a leader in many other non-medical applications, including natural health products, health and wellness, adult-use recreational and pet care markets.

Large and Growing Addressable Market
The cannabis market opportunity continues to increase as regulations change and consumer preferences evolve. Estimates of the global legal medical and recreational market opportunities are expected to reach $150 billion by 2025, according to Grand View Research. A strong presence in both the medical and recreational cannabis markets will be essential to capturing the full breadth of the opportunity, particularly the expansion of applications and products that can be leveraged across markets in the health and wellness and adult-use sectors. We believe our foundation in medical cannabis will position us for continued leadership in new dosage formats and future pharmaceutical indications, while our high-quality, standardized products will underpin strong recreational brands, capturing this large and growing market by providing standardized experiences for a variety of uses and consumer segments.
Our Strengths
CannTrust’s leadership position in the global cannabis market is driven by several core pillars:
Strong Medical Leadership
CannTrust was formed in 2013 with a vision to give patients access to medical cannabis. We have leveraged our patient-focused business model to become a leader in the Canadian medical cannabis space. We seek to be a resource to the medical cannabis community through the provision of products for medical use and direct education to healthcare practitioners, including the development of online education modules geared towards practitioners. We believe the strength of our medical platform drives consistent patient referrals, and we are able to service patients through our award winning patient care center. We distribute to registered medical patients (“Registered Patients”), individuals who typically suffer from one or more chronic conditions including pain, anxiety, insomnia, depression, muscle spasms, nausea, migraines and post-traumatic stress disorder (PTSD), through Canada Post and Purolator. Our patient support center is driven by more than 100 agents, as of April 2019, who onboard, advise and assist patients with renewals and recurring orders through our e-commerce platform. Our history in the medical cannabis space, and ongoing commitment to it, helps us maintain our leadership among licensed producers, currently serving approximately 17% of all Canadian medical cannabis patients. Our rapidly growing patient base has increased organically at a rate we believe is faster than any other licensed producer, experiencing a 57% growth from 2017 to 2018. We believe that we have supported this growth through our commitment to patients’ access to cannabis. We offer free regional direct shipment or delivery through Canada Post or Purolator, and in February 2018, we launched a guaranteed same-day delivery service in the Greater Toronto Area. We also believe our strong patient assistance and telemedicine services contribute to our strong patient growth and retention.
To further our commitment to the medical cannabis space, we offer support to leading research universities worldwide, including participating in clinical trials. Current activity includes a partnership with the Gold Coast University Hospital in Queensland, Australia, exploring the effect of cannabidiol (“CBD”) oil, using CannTrust’s internally developed strain of cannatonic cannabis, in slowing the progression of Amyotrophic Lateral Sclerosis (ALS) and Motor Neuron Disease (MND). The trial will also assess the safety and tolerability of our cannabis oil capsules and ability to improve patient quality of life. Additionally, a trial that we believe will be the longest and largest trial of its kind is planned with McMaster University in Hamilton, Ontario, to explore the impact of CBD oil and 1:1 capsules in treating chronic non-cancer pain.
Industry-Leading Research and Development and Intellectual Property
We believe we have developed industry-leading research and development capabilities, and are growing a portfolio of intellectual property. We have engineered highly-differentiated plants that are low-cost and produce high cannabinoid content for extraction-grade CBD and delta 9 tetrahydrocannabinol (“THC”).
Patents
As of the date of this prospectus supplement, our patent portfolio consists of one issued patent in each of the United States, Australia and Canada. Our patent portfolio also includes patent applications in varying stages of prosecution in the United States, China, and Europe, as well as pending Patent Cooperation Treaty (PCT) applications.

We consider patents to be an important contributor to our future business growth profile and therefore will devote resources to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions (Canada, United States, Australia, China, and Europe) and to achieve the maximum duration of patent protection available. In general, our strategic approach is to build a patent portfolio that provides broad protection of our technology.
Trademarks
We have registered “CannTrust” and two stylized versions of  “CannTrust” with the Canadian Intellectual Property Office. We currently have 19 additional trademark applications pending with the Canadian Intellectual Property Office, and 6 of these marks — including “CannCup” and “Quality you CannTrust”— currently stand as allowed. We have also filed trademark applications at equivalent offices in certain other jurisdictions internationally. We believe that our trademarks and other IP rights are important to our success and our competitive position. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our customers’ positive perception of our products.
Intellectual Property Protection
Our success depends, in part, on our ability to protect our proprietary technology and intellectual property. In addition to our patent portfolio, we rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. We seek to establish and safeguard our intellectual property, in part, through a combination of confidentiality, licensing and other agreements with executives, consultants and third parties. In the case of employees and consultants, such agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.
Research and Development
We are one of the leaders in the use of micro- and nano-technology in the cannabis sector. This technology improves plant bioavailability and enhances the amount of active CBD and/or THC that a patient or consumer absorbs. We believe the technology has also lowered manufacturing costs and has allowed us to develop a broad spectrum of concentrated, water-soluble, tasteless and odorless consumer products, including food additives, beverages, edibles and sprays. An example of our product innovation is the patented BrewBudz line of single-serve, cannabis beverage pods that will have multiple applications for consumer use, demonstrating our ability to leverage our research capabilities to develop innovative products for consumers. Both our research and development and resulting intellectual property position us well for expanding consumer markets as a result of the anticipated regulatory changes later in 2019.
Our product and intellectual property development teams consist of experienced scientists, PhDs, pharmacists, nurses, medical doctors and growers along with clinically-trained customer support teams. As of the date of this prospectus supplement, we had more than 575 team members. We are licensed to conduct research and development, and also focus on creating educational curricula and research collaboration models. We are working to develop products and delivery formats across the medical, over-the-counter, natural healthcare products, health and wellness, adult-use recreational and pet care markets.
Premier Operating Capabilities
Our plant genetics and related expertise, production experience, and integrated supply chain allow us to grow and cultivate cannabis at what we believe is a higher efficiency and lower cost than many of our competitors, while maintaining the award-winning quality and standardization necessary to produce high-quality cannabis.
We have scaled and diversified our growing and cultivation capabilities across our facilities in both Niagara, Ontario and Vaughan, Ontario. Our approximately 450,000 square foot perpetual harvest facility in Niagara (the “Niagara Facility”), has an annual capacity of approximately 50,000 kilograms, as of April 2019 and, through our planned expansion, we are targeting annual capacity of 100,000 kilograms by

2020. We use co-generation, a process by which we generate electricity for use in the greenhouse and harness the heat created by that energy generation for indoor climate control. To maximize efficiency, we use a perpetual grow technique, which uses modular and movable trays that allow for new plants to be propagated every week while others are harvested, minimizing decontamination and replanting time, and ultimately lowering cost. We also use natural sunlight in our greenhouses to further limit crop-based energy costs. Additionally, we believe our innovations in seed technology and genetics have significantly reduced growing costs and increased our yields per square foot relative to traditional cultivation processes. As a part of this expansion, we also plan to establish and scale our outdoor growing capacity, cultivating cannabis at a low cost and supporting our high-quality extract product, important for our current medical business, but even more critical later in 2019 as recreational usage expands with the legalization of edibles in Canada.
Our manufacturing center of excellence is approximately 60,000 square feet and is located in Vaughan, Ontario (the “Vaughan Facility”). It uses state of the art processes, such as our multihead weigher (a machine that quickly and accurately weighs product for packaging), capper and labeler technology, which allow us to maximize our output of dried flower product and our in-house quality control laboratory helps us ensure the quality and standardization of our product. As of December 31, 2018, we supplied more than 10,000 finished units of our products per day for our medical and adult-use recreational market. Our Vaughan Facility currently houses our state-of-the-art extraction capability and supports CannTrust’s annual production output as well as encapsulation equipment which produces hard shell vegan capsules.
We believe that the efficiency of our operating model, including our production capacity and research and development, makes us one of the few licensed producers with a clear, identifiable path to growth and profitability.
Dynamic Partnerships and Distribution
We have established a number of clinical, research and commercial partnerships to deepen our scientific knowhow, accelerate our medical community acceptance and recognition, expand our commercial opportunities, and become a reference for the global cannabis community. One example is our partnership with Apotex Inc., a leading pharmaceutical company with a distribution presence in approximately 115 countries and territories globally, to develop proprietary products and alternate dosage formats for our medical cannabis products. We believe that partnerships such as these will allow us to further our intellectual property creation and enhance our innovation and commercialization capabilities. Partnerships such as these also help to support enhanced distribution and access to cannabis globally. While we rely on these partnerships as the foundation for international distribution, we have robust medical shipping and delivery services locally in Canada. In February 2018, we launched a guaranteed same-day delivery service in the Greater Toronto Area and have also launched a program to make medical cannabis accessible to lower income Registered Patients.
Another key partnership is our commercial partnership with the Breakthru Beverage Group (“Breakthru”), one of the largest alcohol distributors in North America. We are the exclusive cannabis partner to Breakthru, and its wholly-owned cannabis subsidiary, Kindred Partners Inc. (“Kindred”), which has contributed significantly to the expansion of our presence in the adult-use recreational market in Canada. We also have a commercial partnership with National Access Cannabis (“NAC”), a healthcare service provider that currently operates 23 recreational stores in Western Canada and expects to open over 135 retail stores over the next 18 months, which will support our expanded presence in the adult-use recreational market.
In our effort to reach new markets, we have also developed a joint venture with Grey Wolf Animal Health Inc. (“Grey Wolf”), a privately-owned veterinary health company. Through this joint venture, we seek to provide health and well-being products to pets in Canada, which represents an annual retail market of approximately $750 million.
We have begun our expansion internationally through partnerships in Australia and Denmark. In Australia, we have a partnership with Cannatrek Ltd. (“Cannatrek”), one of the first Australian companies to be awarded a cannabis research, cultivation, manufacturing, sales and import license. It is currently developing 1.7 million square feet of low cost (below $0.20/gram) greenhouse space using an optimal growing climate. Through our 19.8% ownership stake, we have access to Cannatrek’s vertically-integrated model, expanding capacity and supply of low-cost product, and facilitating entry into the Asia-Pacific markets. In Denmark, we have entered into a partnership with Stenocare A/S (“Stenocare”), a leading cannabis company that holds supply agreements with distributors serving 99% of pharmacies in Denmark, and was the first cannabis company to IPO in the European Union. Our 19.8% ownership stake enables us to leverage Danish licensing and strategic distribution agreements with hospitals and pharmacies, with the objective of increasing broader access to European markets. Through the importation of our cannabis products, Stenocare became the first company to make cannabis oils available to the Danish market.
Experienced Management Team
Our senior management team is comprised of professionals with decades of combined public and private company experience across the consumer-packaged goods, beverage alcohol, retail, pharmaceuticals and financial services industries. Peter Aceto, our Chief Executive Officer, has deep public and private experience in the financial services and technology sectors and leads the team that is dedicated to improving the lives of patients and consumers. In addition, Greg Guyatt joined as Chief Financial Officer in February 2019, bringing with him extensive experience in consumer-focused businesses. Our management and employees have built a strong and vibrant culture that enables us to attract top talent from a variety of fields.
Our Growth Strategy
We believe we are well-positioned to continue as a global leader in providing innovative cannabis products to the medical and other markets through the following strategies:
Leverage existing medical platform to extend leadership into global medical markets
We plan to build on our award-winning products, service and knowhow to further elevate our leadership in Canada, which we expect will allow us to enhance growth and profitability. We also plan to build on our foundation of high-quality, standardized products to enter new international markets where medical use is legalized, and to build on our industry excellence to expand into other markets where the regulatory environment allows. We intend to continue to develop both commercial and research partnerships with emerging companies that have a proven understanding of their markets and regulatory environment. We plan to increase our presence in existing markets, drive growth by entering new regions, and broaden consumer awareness and education of the benefits of cannabis globally.
Develop innovative and efficacious products through science and technology to elevate patient and consumer lives
We plan to continue introducing new, standardized, high-quality, innovative and efficacious cannabis products to the medical and adult-use recreational markets, which we believe will provide consumers with an enhanced cannabis experience and improve their lives. We will pursue this strategy by continuing to further our robust research and development to expand the breadth and reach of our intellectual property and related products and brands. We will continue to invest in research and development, as well as expand innovative global partnerships that will enhance our global position in medical cannabis, provide us with attractive commercial opportunities and expand our portfolio of intellectual property.
Continue expansion into adult-use recreational markets by targeting specific consumer segments
We intend to leverage our innovation, experience and leadership in medical cannabis to continue our expansion into legalized adult-use recreational markets. Building on our success to date, the expansion of legalization in both Canada and internationally offers a strong opportunity to continue to develop new products, explore new delivery technologies and respond to consumer needs and preferences.
We intend to build on the portfolio of adult-use recreational brands that we have created in Canada including, liiv, Synr.g, Xscape and Peak Leaf. These brands are focused on distinct consumer segments and provide the user with options for the type of experience they are seeking. For example, our Xscape brand offers different dried flower and pre-rolled joint products that use different strains with calibrated CBD and

THC content that are formulated and branded to reflect the expected consumer experience with the product. We have built these brands by conducting consumer research to identify areas of consumer demand and have an opportunity to establish a differentiated product offering. Below is an overview of our brands and products.
Recent Developments
Operational
In the quarter ended March 31, 2019, we harvested approximately 9,424 kg of cannabis from our Niagara Facility, representing an increase of 96% from the fourth quarter of 2018. In April 2019, our cultivation and processing permit under Health Canada Cannabis Regulations was amended to include the final 20% of our Phase 2 expansion, which is now fully licensed. With the Phase  2 expansion, we expect full production to be achieved by the end of the second quarter of 2019 at an annualized rate of 50,000 kg per year.
In the quarter ended March 31, 2019, we made capital investments to enhance our extraction capability, which we believe will triple our annual extraction capacity.
In the quarter ended March 31, 2019, product pricing continued to remain stable.
	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Average revenue per dry gram	$5.57	$4.89	$7.27
Average revenue per ml extract	$1.91	$1.72	$1.94
In March 2019, we acquired 81 acres of land in British Columbia, Canada, to be utilized for outdoor growing of cannabis. Subject to Health Canada approval, we anticipate planting on our outdoor land in the second quarter of 2019, subject to applicable approvals, and expect to realize a yield of approximately 1,000 kg per acre in 2019. From this harvest, we are targeting approximately 75,000 kg of 2019 production. With additional land secured under letter of intent with an anticipated close in the second quarter of 2019, our outdoor cultivation operation is targeting approximately 100,000 kg to 200,000 kg of total production in the second half of 2020. Production from outdoor cultivation will be primarily used for extraction purposes for products that we anticipate will be permitted based on proposed regulations for additional cannabis products, which includes edibles and inhaled extract products.

In April 2019, we launched three new cannabis extract formulations to meet the growing demand for oil-based products. The new formulations are designed to fill previously unmet needs within the Canadian medical market, identified through market research and our long-standing relationships with our medical cannabis patients and their healthcare practitioners. Our three new product formulations are: High Dose CBD Capsules (25mg/capsule) — the highest dose CBD capsules currently available in Canada, High Dose CBD Drops (50mg/mL), and Low Dose 1:1 Capsules (2.5mg CBD: 2.5mg THC).
Financial
We have not yet completed our financial close process for the quarter ended March 31, 2019. Our independent registered public accounting firm has not completed its review of our results for the quarter ended March 31, 2019. Set forth below are certain preliminary estimates of the results of operations that we expect to report for our first quarter. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our first quarter are finalized.
The results for the quarter ended March 31, 2018, have been restated to conform to the current period presentation and reflect the accounting policy change adopted in the quarter ended September 30, 2018.
The following are preliminary estimates for the quarter ended March  31, 2019:
•
Net revenue is expected to be approximately $17 million, an increase of 116% as compared to $7.8 million for the quarter ended March 31, 2018. The estimated increase in revenue is primarily due to a 68% increase in medical patients combined with the contributions from the Canadian adult-use recreational market, which was legalized in October of 2018. This estimated revenue represents an increase of approximately 5% as compared to $16.2  million for the quarter ended December 31, 2018, primarily due to a 16% increase in medical patients. We had approximately 67,000 active medical patients as at March 31, 2019, and approximately 56% of cannabis revenues from extract sales.

•
Cost of goods sold is expected to be between $9 million to $10  million, an increase of approximately 231% at the midpoint of the range as compared to $2.9 million for the quarter ended March 31, 2018. The estimated increase in cost of goods sold is primarily due to an increase in sales. The estimated cost of goods sold represents a decrease of approximately 9% as compared to $10.5 million for the quarter ended December 31, 2018. The estimated decrease in cost of goods sold is primarily due to lower growing cost per gram as harvested quantities increased.

•
Gross margin excluding changes in fair value of biological assets, is expected to be between 42% and 46%, a decrease of 19% at the midpoint of the range as compared to 63% for the quarter ended March 31, 2018. This estimated decrease is primarily due to lower per unit revenues realized from the adult-use recreational market as a result of the wholesale distribution model. The estimated gross margin excluding changes in fair value of biological assets represents an increase of 9% at the midpoint of the range as compared to 35% for the quarter ended December 31, 2018.

•
Gross profit is expected to be between $27 million to $28 million as compared to $21 million for the quarter ended March 31, 2018. The estimated increase in gross profit is primarily due to an increased in unrealized fair value gains on biological assets and an increase in gross profit, before changes in fair value of biological assets. The expected gross profit represents an increase from the gross loss of  $8.3 million realized during the quarter ended December 31, 2018.

•
Net income before income taxes and Adjusted EBITDA are expected to be between $12 million and $14 million and a loss of between $3.5  million and $4.5 million, respectively, an increase of 14% and decrease of 1593%, respectively, at the midpoint of the ranges, as compared to $11.4  million and $0.3 million, respectively, for the quarter ended March  31, 2018. The estimated decrease in Adjusted EBITDA is primarily due to deliberate and disciplined operational investments to support our growth. Compared to the net loss before income taxes of  $28.8 million and an Adjusted EBITDA loss of  $8.5 million, respectively, for the quarter ended December 31,

2018, the estimated results represent, an increase of 145% and 53%, respectively, at the midpoint of the ranges. The estimated increase in Adjusted EBITDA is primarily due to increased gross profit, before the unrealized gain on changes in fair value of biological assets combined with lower operating expenses.
Calculation of Adjusted EBITDA		Three Months Ended
	March 31, 2019(1)	December 31, 2018	March 31, 2018
(In thousands)	$000s	$000s	$000s
Net income	13,000	(28,847)	11,442
Fair value changes in biological assets included in inventory sold	6,200	84	4,444
Unrealized loss (gain) on changes in fair value of biological assets	(26,800)	13,876	(20,495)
Share based compensation	3,200	1,568	3,631
Other loss (income)	(1,400)	4,075	(29)
(Gain) loss of equity accounted investments	100	190	43
Interest (income) expense, net	(50)	(647)	72
Accretion expense	50	63	31
Depreciation and amortization	1,700	103	1,129
Impairment loss on assets	—	988	—
Adjusted EBITDA	(4,000)	(8,547)	268

(1)
Reconciliation at the midpoint of the Adjusted EBITDA range provided above.

We include Adjusted EBITDA in this prospectus supplement for the reasons as described in “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis — Adjusted EBITDA”. Adjusted EBITDA have certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in “Summary Consolidated Financial and Other Data”. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
We have provided a range for the preliminary results described above primarily because our financial closing procedures for the month and quarter ended March  31, 2019 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results of operations and other data will be consistent with the estimates set forth above, but such estimates are preliminary and our actual results of operations and other data could differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time we release our unaudited condensed interim consolidated financial statements for the three  months ended March 31, 2019 and March 31, 2018. We undertake no obligation to update or supplement the information provided above until we release our results of operation for the quarter ended March 31, 2019. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. These are estimates which should not be regarded as a representation by us, our management, or the Underwriters as to our actual results for the quarter ended March 31, 2019. Prospective purchasers should not place undue reliance on these estimates.

THE OFFERING
Common shares to be sold by us in this Offering
     common shares (     common shares if the Underwriters exercise their option to purchase additional shares in full).
Common shares to be sold by the Selling Shareholders in this Offering
     common shares (     common shares if the Underwriters exercise their option to purchase additional shares in full).
Common shares to be outstanding after this Offering
     common shares (     common shares if the Underwriters exercise their option to purchase additional shares in full).
Option to purchase additional common shares
The Underwriters have an option for a period of 30 days from the date of this prospectus supplement to purchase up to      additional common shares from us and the Selling Shareholders.
Use of Proceeds
The net proceeds from the Offering will be used for general corporate purposes, including cultivation and facility expansion, expanded outdoor growing, improving industrial-scale extraction capabilities, upgrades for GMP certification, enhanced biosynthesis capabilities and international expansion. We will not receive any proceeds from the sale of the common shares by the Selling Shareholders in this Offering. See “Use of Proceeds.”
Dividend Policy
We do not expect to pay any dividends on our common shares in the foreseeable future.
Risk Factors
You should read the “Risk Factors” section of this prospectus supplement for a discussion of factors to consider carefully before deciding to invest in our common shares.
NYSE and TSX Trading Symbols
“CTST” and “TRST”, respectively.
The total number of common shares to be outstanding after this Offering is based on 105,654,860 common shares outstanding as of April 18, 2019 and excludes:
•
4,653,863 common shares issuable upon exercise of options outstanding under our equity incentive plans as of April 18, 2019; and

•
5,911,623 additional common shares reserved for future issuance under our equity incentive plans as of April 18, 2019.

Except as otherwise indicated, the information in this prospectus supplement reflects or assumes no exercise by the Underwriters of their option to purchase additional common shares from us and the Selling Shareholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with IFRS. The summary historical consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 have been derived from the Financial Statements, which are included elsewhere in this prospectus supplement. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, ‘‘Management’s Discussion and Analysis’’ and the Financial Statements and notes thereto included elsewhere in this prospectus supplement.
	2018	2017(1)
Gross revenue	$48,390,103	$20,697,764
Excise duty	(2,744,960)	—
Net revenue	45,645,143	20,697,764
Cost of goods sold	19,690,162	7,680,234
Gross profit, before changes in fair value of biological assets	25,954,981	13,017,530
Fair value changes in biological assets included in inventory sold(2)	17,301,866	8,929,308
Unrealized gain on changes in fair value of biological assets(2)	(27,840,156)	(19,891,851)
Gross profit	36,493,271	23,980,073
Expenses
Amortization	2,169,281	964,396
General and administrative	9,014,467	3,636,808
Marketing and promotion	7,274,454	198,858
Salaries and benefits	9,823,942	3,853,314
Selling and shipping costs	8,971,434	3,803,056
Share based compensation	8,056,451	2,310,678
Operating expenses	45,310,029	14,767,110
(Loss) income from operations	(8,816,758)	9,212,963
Mortgage interest expense	(478,169)	(260,203)
Interest income	790,123	—
Accretion expense	(208,842)	(233,716)
Transaction costs	—	(204,282)
Other (loss) income	(2,033,700)	43,060
(Loss) on equity accounted investment	(385,110)	147,056)
Impairment loss on assets	(988,160)	—
Loss on revaluation of derivative liability	—	(1,625,336)
(Loss) income before income taxes	(12,120,616)	6,885,430
Deferred income tax expense	1,433,000	—
Net (loss) income and comprehensive (loss) income	$(13,553,616)	$6,885,430
Weighted average number of common shares – basic	99,282,045	76,876,971
Weighted average number of common shares – diluted	99,282,045	80,526,105
Earnings (loss) per share – basic	$(0.14)	$0.09
Earnings (loss) per share – diluted	(0.14)	0.09

	Year ended December 31,
	2018	2017
Financial Data and Operating Statistics
Adjusted EBITDA (in thousands)(3)	$(7,181)	$2,778
Canadian Medical
Dried cannabis sold (grams)	1,387,945	1,026,870
Average Revenue per gram(4)	$8.02	$8.31
Total dried cannabis equivalent sold from extracts (grams)(5)	3,984,132	1,206,349
Average Revenue per gram of cannabis equivalent from extract sales(4)	$5.76	$9.39
Wholesale(6)
Dried cannabis sold (grams)(5)	1,724,324	—
Average Revenue per gram(4)	$4.67	—
Total dried cannabis equivalent sold from extracts (grams)(5)	154,659	—
Average Revenue per gram of cannabis equivalent from extract sales(4)	$5.02	—
Cost of Sales per gram sold(3)	$2.72	$3.44
Cash Cost per gram sold(7)	$2.45	$2.88
	As of December 31,
	2018	2017
Total current assets	$128,441,551	$44,227,892
Total Assets	202,313,738	78,448,415
Total current liabilities	16,797,068	6,779,997
Total Liabilities	28,287,944	7,579,997
Total Shareholders’ Equity	174,025,794	70,868,418

(1)
During the current period, we made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The previous accounting policy was to expense these costs to cost of goods sold as incurred. The change in accounting policy was adopted retrospectively as reflected in the restated income statement for the year ended December 31, 2017.

(2)
Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As the plants continue to grow through the pre-harvest stages, pre-harvest cash costs are capitalized to the value of the cannabis plants. An additional non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets in excess of the pre-harvest cash costs capitalized to the value of the cannabis plants. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is subsequently expensed in cost of goods sold and ‘Fair Value changes in biological assets included in inventory sold’. Together the unrealized gain from changes in the fair value of biological assets, the fair value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period, the proportion of capitalized cash costs, the strains being grown and the ultimate net selling price that that can be realized. In addition, there is no commodity market for these assets and as a result could contribute to additional volatility.

(3)
The term Adjusted EBITDA does not have any standardized meanings under IFRS and therefore they may not be comparable to similar measures presented by other companies. Management uses Adjusted EBITDA to evaluate the performance of our business as it reflects its ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry.

Adjusted EBITDA has no direct comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
We measure Adjusted EBITDA as net (loss) income less unrealized gain on changes in fair value of biological assets and other income plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, transaction costs, loss on revaluation of derivative liability, share based compensation and depreciation and amortization. We believe that this definition is suited to measure our ability to service debt and to meet other payment obligations.
The table below illustrates a reconciliation of net (loss) income to Adjusted EBITDA.
	Year Ended December 31
	2018	2017
(In thousands)
Net (loss) income	$(13,554)	$6,885
Fair value changes in biological assets included in inventory sold	17,302	8,929
Unrealized loss (gain) on changes in fair value of biological assets	(27,840)	(19,892)
Share based compensation(a)	8,056	2,311
Transaction costs(b)	—	204
Other loss (income)(c)	2,034	(143)
Loss of equity accounted investments(d)	385	147
Loss on revaluation of derivative liability(e)	—	1,625
Interest (income) expense, net	(312)	261
Accretion expense	209	234
Income Taxes	1,433	—
Depreciation and amortization	4,118	2,217
Impairment loss on assets	988	—
Adjusted EBITDA	$(7,181)	$2,778

(a)
Share based compensation represents non-cash expense recognized in relation to our stock option plan.

(b)
Transaction costs represents costs incurred to carry out a transaction that was not part of normal course operating activities.

(c)
Other loss (income) primarily represents the revaluation of our shares in NAC.

(d)
Loss of equity accounted investments represents our share of the net loss incurred by our equity accounted investments including Cannatrek, Grey Wolf, CCTPC (as defined herein) and Stenocare.

(e)
Loss on revaluation of derivative liability represents the revaluation of our outstanding derivative liabilities.

(4)
Average Revenue per gram (net) is calculated by taking the revenue (Canadian Medical or Wholesale) relating to sales of dry cannabis as per our Financial Statements prepared in accordance with IFRS,

divided by the grams of dry cannabis sold (Canadian Medical or Wholesale) in the period. Average Revenue per gram of cannabis equivalent from extract sales (net) is calculated by taking the revenue relating to sales of extracts as per our Financial Statements prepared in accordance with IFRS divided by the equivalent grams of dried cannabis used in the extract sold in the period.
(5)
Dried equivalent of cannabis for the three and twelve months ended December 31, 2018 is calculated on the basis of 2.48 ml and 3.06 ml respectively of extracts equivalent to 1 g of dried cannabis compared to 4.73 ml of extracts equivalent to 1 g of dried cannabis for the three and twelve months ended December 31, 2017. The decrease in ml of oil equivalent to 1 gram of cannabis compared to the prior period is a result of cannabis with lower cannabinoid content being used in the extraction process.

(6)
Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party licensed producers.

(7)
Cost of sales per gram sold is calculated by taking the cost of goods sold as per our Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis and cannabis equivalent sold in the period. Management uses Cash Cost per gram sold to evaluate the performance of our business as it reflects its operational productivity in economic terms. We believe that certain investors and analysts use Cash Cost per gram sold to measure a company’s production capabilities. Cash Cost per gram sold has no direct comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We measure Cash Cost per gram sold as cost of goods sold less depreciation and amortization contained within cost of goods sold divided by the number grams of dried cannabis and cannabis equivalent sold during the period. We believe that this definition is suited to measure our operational productivity in economic terms.

RISK FACTORS
Before deciding to invest in the common shares, prospective investors of the common shares should consider carefully the risk factors and the other information contained and incorporated by reference in this prospectus supplement and the shelf prospectus before purchasing the common shares, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.
An investment in the common shares offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that we are unaware of or that are currently deemed immaterial, may also become important factors that affect us and our business. If any such risks actually occur, our business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this prospectus supplement and the shelf prospectus and consult with their professional advisers to assess any investment in us.
Risks Related to Our Business
Our limited operating history and its evolving business make it difficult to evaluate future business prospects and the risks and challenges we may encounter.
For our business, such risks and challenges include:
•
Use of proceeds from the Offering;

•
The preliminary estimates of selected financial data for the quarter ended March 31, 2019;

•
Product consumption per person and in the aggregate;

•
Product price;

•
Product supply and cost to produce;

•
Product quality control;

•
Product distribution;

•
Branding and product differentiation;

•
Medical efficacy;

•
Market size;

•
Regulation and changing regulation across Canada and its provinces and territories;

•
Social acceptance of product use and uncertainties surrounding scope and pace of legalization in other jurisdictions;

•
Retaining necessary licenses;

•
Hiring and retaining personnel to manage its growth;

•
Obtaining necessary capital to expand production; and

•
Ability to achieve positive cash flow.

If we fail to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected.
The failure of us to obtain and maintain the applicable licences and amendments thereto would have a material adverse impact upon our business.
We will apply for, as the need arises, all necessary licences and permits to carry on the activities we expect to conduct in the future. However, our ability to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or governmental agencies in Canada and other jurisdictions we may seek to operate. Health Canada has issued licences to CannTrust Opco for each of our facilities (the “Cannabis Licences” and each a “Cannabis Licence”). The Cannabis Licence for the Vaughan Facility expires on March 13, 2020, and the Cannabis Licence for the Niagara Facility expires on October 6, 2020. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon our business.
Any delays or complications in obtaining regulatory approvals, as well as failure to obtain any regulatory approvals, may have a material adverse effect on our business and result in additional costs.
Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of our products. We may not be able to accurately predict the impact of the compliance regime Health Canada is implementing for the Canadian medical and recreational cannabis industry. Similarly, we may not be able to accurately predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of our business.
We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of our business.
Changes in laws, regulations and guidelines may result in significant compliance costs for our business, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes.
Our operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. If any changes to such laws, regulations or guidelines occur, which are matters beyond our control, we may incur significant costs in complying with such changes or we may be unable to comply therewith, which in turn may result in a material adverse effect on our business, financial condition and results of operations.
The Cannabis Act came into effect on October 17, 2018 to create a regulated adult-use recreational market for cannabis in Canada. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging as well as certain other promotional activity that is appealing to youth and set out broad prohibitions on the promotion of cannabis at the federal level. Provincial or territorial governments may add an additional layer of regulations on promotion of cannabis. The federal, provincial and territorial restrictions on advertising, marketing and the use of logos and brand names may reduce the value of certain of our products and brands or negatively impact our ability to compete with other companies in the cannabis market, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. The provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use recreational purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that we currently anticipate. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use recreational cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use recreational cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce our margins and profitability in the event that we could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of our business, financial condition, results of operations and prospects.
The adult-use recreational cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this “Risk Factors” section. If any of these shared risks occur, our business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use recreational cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against us.
The effect of the legalization of adult-use recreational cannabis in Canada on the medical cannabis industry is unknown, and may have a significant negative effect upon our medical cannabis business if its existing or future medical use customers decide to purchase products available in the proposed adult-use recreational market instead of purchasing medical use products from us.
The Cannabis Act became effective in October 2018 and additional regulations are expected to go into effect in October 2019. As a result, individuals who currently rely upon the medical cannabis market for the supply of their medical cannabis and cannabis-based products may instead turn to the adult-use recreational cannabis market. Factors that will influence this decision include the price of medical cannabis products in relation to similar adult-use recreational cannabis products, the amount of active ingredients in medical cannabis products in relation to similar adult-use recreational cannabis products, the types of cannabis products available to adult users and limitations on access to adult-use recreational cannabis products imposed by the regulations under the Cannabis Act and the legislation governing distribution of cannabis enacted by the individual provinces and territories of Canada. A decrease in the overall size of the medical cannabis market as a result of the adoption of the Cannabis Act and the legal adult-use recreational market in Canada may reduce our medical sales and revenue prospects in Canada.
We may not be able to attract and retain patients as expected.
Our success partly depends on our ability to attract and retain Registered Patients. There are many factors which could impact our ability to attract and retain Registered Patients, including but not limited to our ability to continually produce desirable and effective products, the successful implementation of our patient-acquisition plan and the continued growth in the aggregate number of Registered Patients selecting medical cannabis as a treatment option. Our failure to acquire and retain Registered Patients would have a material adverse effect on our business, operating results and financial condition. Further, as described elsewhere in this “Risk Factors” section, it is uncertain how the development of the recreational cannabis market will impact the medical cannabis market.
The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.
As a licensed producer under the Cannabis Act, we are operating our business in a relatively new medical and adult-use recreational cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, we need to continue to build brand awareness in this industry and market through significant investments in our strategy, our production capacity, quality assurance, and compliance with regulations. These activities may not promote our brand and products as effectively as intended, or at all.
Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

In addition, the Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. This could potentially significantly reduce the market for our products, which could have a material adverse effect on our business, financial condition and results of operations.
Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on our business, financial condition and results of operations.
The medical cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market.
We are operating our current business in a still-nascent medical cannabis industry and market, and its success partly depends on its ability to attract and retain patients. Given the nature of the product and applicable regulatory framework, we need to make significant investments in its business strategy and production capacity. These investments include introducing new products into the markets in which we operate, adopting quality assurance protocols and procedures, building its international presence and undertaking regulatory compliance efforts. These activities may not promote our medical products as effectively as intended, or at all, and we expect that our competitors will undertake similar investments to compete with us for market share. Competitive conditions, consumer preferences, patient requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and that cause our efforts to further our business to be unsuccessful or to have undesired consequences. As a result, we may not be successful in our efforts to attract and retain patients or to develop new medical cannabis products and produce and distribute these medical cannabis products to the markets in which we operate or to which we export in time to be effectively commercialized, or these activities may require significantly more resources than we currently anticipate in order to be successful.
Clinical research relating to cannabis is still in its early stages.
Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in its early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The statements made in this prospectus supplement and the documents incorporated by reference herein concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, such statements are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.
Third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us.
The parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships as a result of such perceived reputational risk could have a material adverse effect on our business.
Participants in the cannabis industry may have difficulty accessing the service of banks, which may make it difficult for us to operate.
Banks remain wary of accepting funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under U.S. federal law, there remains a compelling argument that banks may be in violation of U.S. federal law when accepting for deposit funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking relationships. Although we currently have a bank account, our inability to open additional bank accounts or maintain our current account may make it difficult (and potentially impossible) for us to do business.
The Vaughan Facility and Niagara Facility are integral to our business and adverse changes or developments affecting any of these facilities may have an adverse impact on us.
Currently, our activities and resources are focused on the operation of the Vaughan Facility and Niagara Facility, and our current licences under the Cannabis Act are specific to the Vaughan and Niagara facilities. Adverse changes or developments affecting the Vaughan and Niagara facilities, including, but not limited to, disease or infestation of our crops, a fire, an explosion, a power failure, a natural disaster or a material failure of our security infrastructure, could reduce or require us to entirely suspend our production of cannabis. A significant failure of our site security measures and other facility requirements, including any failure to comply with regulatory requirements, could have an impact on our ability to continue operating under the Cannabis Licences or our prospects of renewing the Cannabis Licences, and could also result in a suspension or revocation of the Cannabis Licences. As we currently produce our cannabis products only at the Niagara Facility any event impacting our ability to continue production there, or requiring us to delay production, would prevent us from continuing to operate our business until operations at the Niagara Facility could be resumed, or until we were able to commence production at another facility.
All facilities continue to operate with routine maintenance. We will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. Our operations and financial performance may be adversely affected if we are unable to keep up with maintenance requirements.
The Vaughan Facility is located on land that is leased, which could result in reversion or loss of the property in the event of default under the terms of the lease.
The Vaughan Facility is located on property that is not owned by us. Such property is subject to a long-term lease. Under the terms of a typical lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements made, will revert to the landlord upon the expiration of the lease term. In addition, an event of default by us under the terms of the lease could also result in a loss of the property should the default not be rectified in a reasonable period of time. The reversion or loss of such property could have a material adverse effect on our operations and results.
Any expansion of the Niagara Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control.
These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits from the expansion of operations at existing facilities, which in turn may affect our business, prospects, financial condition and results of operations. In particular, any expansion of the Niagara Facility is subject to Health Canada regulatory approvals. The delay or denial of such approvals may have a material adverse impact on our business and may result in us not meeting anticipated or future demand when it arises.
Our ability to produce and sell our medical products in, and export our medical products to, other jurisdictions outside of Canada is dependent on compliance with additional regulatory and other requirements.
We are required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in countries and markets outside of Canada in which we operate, or to which we export, in order to produce or export to, and sell our medical products in, these countries, including, in the case of certain countries, the ability to demonstrate compliance with Good Manufacturing Practices (“GMP”). There can be no assurance that we will be able to comply with these standards.
The continuation or expansion of our international operations depends on our ability to renew or secure the necessary permits, licenses or other approvals. An agency’s denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to countries other than Canada, Australia and Denmark. In addition, Canada is a signatory to the Single Convention on Narcotic Drugs, 1961 as amended by the 1972 Protocol, the Convention on Psychotropic Substances, 1971, and the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances, 1988.

These drug control conventions establish a framework whereby trade in cannabis between countries is strictly limited to medical and scientific purposes and is subject to country-by-country quotas, which could limit the amount of medical cannabis we can export to any particular country.
In addition, the continuation or expansion of our international operations could subject our business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. Due to the complexity and nature of our operations and our dependence on various international regulatory requirements, we are subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders, including those related to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.
We rely on international advisors and consultants in order to keep abreast of material legal, regulatory and government developments that impact our business and operations in the jurisdictions in which we operate.
The legal and regulatory requirements in the foreign countries in which we operate with respect to the sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. We must rely, to some extent, on those members of management and our directors who have previous experience working and conducting business in these countries, if any, in order to enhance our understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business.
Any expansion of our international operations will result in increased operational, regulatory and other risks.
We may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.
There can be no assurance that the market for our products in international markets will continue to develop.
We have received Health Canada approval to export medical cannabis internationally to countries where medical cannabis is legalized. We began shipping our products to Australia and Denmark. There can be no assurance that any market for our products will develop in such foreign jurisdictions. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and results of operations.
Legalization of recreational cannabis may result in increased levels of competition in the overall cannabis market.
The Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this development may be negative for us, and could result in increased levels of competition in our existing medical market and/or the entry of new competitors in the overall cannabis market in which we operate.

There is potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of our business.
We also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid license to do so.
If the number of users of medical cannabis in Canada increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of our business.
As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. We currently have partnerships in place in Australia and in Denmark, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for our products on a global scale.
In addition, it is possible that the medical cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings than ours. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed, on terms we consider acceptable, or at all.
We may not be able to successfully develop new products or find a market for their sale.
The medical cannabis industry and the recreational cannabis industry are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.
The amount that provincial wholesale distributors purchase under the supply agreements with us may vary from what we expect or have planned for.
We expect to derive a significant portion of our future revenues from the recently legalized adult-use recreational cannabis industry and market in Canada, including through our agreements with the provincial wholesale distributors. The agreements with the provincial wholesalers do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us. The amount of cannabis that the provincial wholesalers may purchase under our agreements with them may therefore vary from what we expect or have planned for. As a result, our revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial wholesalers. If any of the provincial wholesalers decide to purchase lower volumes of products from us than we expect, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase our cannabis products at all, our revenues could be materially adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause our revenue to fluctuate.
In response to the initial surge in demand for cannabis as a result of the legalization of recreational use in Canada, we, and others licensed to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult-use recreational demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.
In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use recreational and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, our revenue and profitability may fluctuate materially and our business, financial condition, results of operations and prospects may be adversely affected.
The barriers to entry into the Canadian cannabis market are low, as the most significant hurdle to becoming a licensed produced is obtaining a license from Health Canada. As seen in the market, there are currently hundreds of applications for licensed producer status being processed by Health Canada. As capacity comes online for new as well as existing licensed producers in the market, there is a potential for oversupply. The number of licensed producers ultimately authorized by Health Canada, a change in the difficulty of obtaining a license and the aggregate production capacity of these licensed producers could have an adverse impact on our ability to compete for market share in Canada’s medical cannabis industry.
We may not be able to realize our cannabis production targets.
Our ability to continue production of cannabis, at the same pace as of the date of this prospectus supplement or at all, is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.
Certain key employees are subject to security clearance from Health Canada, and there can be no assurance that such personnel will be able to obtain or renew security clearances in the future.
Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on our business, operating results or financial condition.
Further, as a licensed producer under the Cannabis Act, certain key employees are subject to a security clearance by Health Canada. Under the Cannabis Act a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a key employee to maintain or renew his or her security clearance, would result in a material adverse effect on our business, financial condition and results of operations. In addition, if a key employee leaves us, and we are unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on our business, financial condition and results of operations.
Conflicts of interest may arise between us and our directors and officers as a result of other business activities undertaken by such individuals.
We may be subject to various potential conflicts of interest because some of our directors and executive officers may be engaged in a range of business activities. In addition, our directors and executive officers are permitted under their employment agreements with us to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us and subject to any contractual restrictions restricting such activities. These business interests could require the investment of significant time and attention by our executive officers and directors. In some cases our executive officers and directors may have fiduciary obligations associated with business interests that interfere with their ability to devote time to our business and affairs, which could adversely affect our operations.
The shelf life of inventory could unexpectedly change and write-down of inventory may be required.
Management regularly reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory; however, write-down of inventory may still be required due to extraneous factors such as lower prices in the market. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.
Fair value adjustments to the biological assets could affect the results of operations of our business.
The fair value changes in biological assets included in inventory sold as well as unrealized gain on changes in fair value of biological assets are significant accounting estimates that go into the calculation of our earnings figures. These line items have the ability to change the profitability of the business from an accounting standpoint. These adjustments necessitate estimates relating to the ultimate selling price of cannabis as well as direct costs (such as cost of supplies, nutrients, materials, salaries for personnel directly involved in growing cannabis plants and depreciation of equipment directly related to production). Because there is no actively traded commodity market for cannabis products, the valuation of the biological assets is obtained using valuations techniques where the inputs are based on unobservable market data. The scope of estimates required combined with the magnitude of the biological asset adjustments creates a risk that the financials do not accurately reflect the underlying economics of our business.
Further, any volatility in the input estimates could cause significant variability of results of operations across time periods.
We may not succeed in promoting and sustaining our brands, which could have an adverse effect on our future growth and business.
A critical component of our future growth is our ability to promote and sustain our brands, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and will continue to invest substantial amounts of resources in the development products, infrastructure, fulfilment and customer service operations. If our consumers are dissatisfied with the quality of the products sold to them or the customer service they receive and their overall customer experience, our consumers may stop purchasing products from us.
Marketing constraints under the regulatory framework, including plain packaging regulations, limit our ability to compete for market share in a manner similar to other industries.
The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.
Moreover, the Cannabis Act imposes further packaging, labelling and advertising restrictions on producers in the adult-use recreational market. If we fail to comply with the packaging, labelling and advertising restrictions, we will be subject to monetary penalties, required to suspend sale of noncompliant products and/or be disqualified as a vendor by government-run provincial distributors.

We may be exposed to product liability claims as a result of being a manufacturer and distributor of products designed for human ingestion.
As a manufacturer and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.
Our products may be subject to recalls, which may result in unexpected expenses and otherwise adversely impact our business.
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. For example, we initiated two voluntary recalls in January 2019 due to mislabelling. On January 4, 2019, we began a voluntary recall due to a certain lot of medical cannabis oil being incorrectly labelled as “capsules”. On January 29, 2019, we began a voluntary recall of approximately 714 units of our Liiv THC Cannabis Oil, sold in New Brunswick through Cannabis NB, due to mislabelling of the product as “Liiv CBD Cannabis Oil”, and the corresponding CBD potency information on the box. Neither Health Canada nor us have received any adverse reaction reports or complaints related to the recalled products.
If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant attention from management and diversion of management’s attention from other strategic opportunities and operational matters. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by us were subject to recall, the image of that product and our business could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.
Our insurance coverage may not address all operating risks and may not be adequate to cover all potential liabilities.
We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.
We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.
Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.
Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of its existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations and (vi) the loss or reduction of control over certain of our assets.
The existence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could result in us incurring those liabilities. A strategic transaction may result in a significant change in the nature of our business, operations and strategy, and we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.
We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.
We may not generate sufficient revenue to offset the cost of maintaining our facilities and maintaining and growing our business. Although our revenue grew from $20,697,764 for the year ended December 31, 2017 to $45,645,143 for the year ended December 31, 2018, the revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. Our historical revenue growth or operating expenses is not necessarily indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed expectations, our financial performance will be adversely affected.
Additionally, our costs are expected to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on expanding our processing capability and production capacity. These investments may not result in increased revenue or growth in the business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.
The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable.
Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The process of developing our products is complex and requires significant continuing costs, development efforts and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business, financial condition and operating results. We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
A security breach at our facilities, or a privacy breach of customers’ personal information stored by us, may result in increased expenses for us and may deter potential customers and patients from choosing our products.
Given the nature of our products and the lack of legal availability of such products outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at our facilities could expose us to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.
In addition, we collect and store personal information about our Registered Patients and we are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.
In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of Registered Patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.
Our operations depend, in part, on the maintenance and protection of our information technology systems, which could face cyber-attacks that cause material losses to our business.
We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.
Cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber-attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect our business and financial results.
We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future which could be in excess of any available insurance, and could materially adversely affect our business and financial results. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors, consultants and others.
We are exposed to the risk that our employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on our behalf or in our service that violate: (i) government regulations, specifically Health Canada regulations; (ii) manufacturing standards; (iii) Canadian federal and provincial healthcare laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) U.S. federal laws banning the possession, sale or import of cannabis into the United States and prohibiting the financing of activities outside the United States that are unlawful under Canadian or other foreign laws; (vi) laws of the European Union, including money laundering laws, extending their reach to proceeds from cannabis sales even if legal in the country in which the activity takes place or (vii) the terms of our agreements with insurers. In particular, we could be exposed to class action and other litigation, increased Health Canada inspections and related sanctions, the inability to obtain future GMP compliance certifications, lost sales and revenue or reputational damage as a result of prohibited activities that are undertaken in the growing or production process of our products without our knowledge or permission and contrary to our internal policies, procedures and operating requirements.
We cannot always identify and prevent misconduct by our employees and other third parties, including service providers and licensors, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against us, and we are not successful in defending our self or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of our operations.
We may be subject to risks related to the protection and enforcement of our intellectual property rights.
We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with executives, consultants and third parties, all of which offer only limited protection. If we are unable to effectively protect the intellectual property that we own, other companies may be able to offer for sale the same or similar products as our products, which could materially adversely affect our competitive business position and harm our business prospects. Our patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that we may have for our products. Even if our patents are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our products or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
Furthermore, the laws relating to cannabis and cannabis-related products and positions of intellectual property offices administering laws regarding intellectual property rights relating to cannabis and cannabis-related products are constantly evolving and there is uncertainty regarding which countries’ laws prohibit the filing and prosecution of applications for intellectual property registrants in relation to cannabis and cannabis-related products and which countries’ laws prohibit the enforcement of rights under intellectual property registrations in relation to cannabis and cannabis-related products. We have sought trademark protection in many countries, including Canada and others. Our ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal protections is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance), and including the European Union, where laws on the legality of cannabis are not uniform, and trademarks cannot be obtained for products that are “contrary to public policy or accepted principles of morality.” Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.
We may be subject to liability if we infringe upon the intellectual property rights of third parties.
Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could harm our reputation and financial results.
We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities.
In addition, our executive officers and directors may devote time to their outside business interests provided that such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that could interfere with their ability to devote time to our business and affairs and that may adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors to our detriment.
In addition, we may also become involved in other transactions which conflict with the interests of our directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those desired by us. The interests of these persons could conflict with ours. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.
Our business involves the growing of an agricultural product, which involves exposure to natural elements and carries inherent risks.
Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of our products.
Further, our cannabis growing operations consume considerable energy, which make us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact our business and our ability to operate profitably.
We are required to comply with environmental, health and safety laws and regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage due to our operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.
The cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis distributed to such consumers and there can be no assurance that future perception will be favourable.
Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. Some existing studies suggest that the consumption of cannabis products is linked to serious health risks, including psychosis. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our business, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical and recreational cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.
The transportation of our products is subject to security risks, as well as disruptions in transportation services.
Due to our direct-to-client shipping model for medical cannabis, we depend on fast and efficient courier services to distribute our product. Any prolonged disruption of this courier service could have an adverse effect on our financial condition and results of operations. Rising costs associated with the courier services used by us to ship our products may also adversely impact our business and our ability to operate profitably.
Due to the nature of our products, security of the product during transportation to and from our facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on our business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on our ability to continue operating under the Cannabis Licences or the prospect of renewing the Cannabis Licences.
Any significant interruption in the supply chain for key inputs could materially impact our business.
Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.
No assurances can be given that we will be successful in maintaining our required supply of skilled labour, equipment, parts and components.
Our ability to compete and grow will be dependent on us having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by our capital expenditure program may be significantly greater than anticipated by our management, and may be greater than funds available to us, in which circumstance we may curtail, or extend the timeframes for completing, our capital expenditure plans. This could have an adverse effect on our financial results.

Our success depends to a significant extent on our ability to identify, attract, hire, train and retain qualified personnel.
Competition for such personnel may be intense and there can be no assurance that we will be successful in identifying, attracting, hiring and retaining such personnel in the future. If we are unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on our business, operating results and financial condition.
We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.
Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the common shares and could use significant resources. Even if we are involved in litigation and win, litigation can redirect significant resources.
We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources and prices for our products may vary considerably from our forecasts at this early stage of the cannabis industry in Canada.
A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.
We must rely largely on our market research due to the early stages of the cannabis industry in Canada. As a result of these forecasts, if we underestimate the demand for our products, we may not be able to produce products to meet our stringent requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. In addition, failure to accurately predict consumption behavior of our products at the individual level (including average revenue per user, frequency of use and number of grams per year purchased) could cause a decline in revenue and harm our profitability and financial condition.
In addition, due to the new nature of the recreational market, it is difficult for us to forecast demand. In particular, it is difficult to forecast the rate of the illegal cannabis market crossing over to the legal adult recreational market. If the recreational market does not develop as we expect, it could have a material adverse effect on our business, results of operations and financial condition.
Further, the price of production, sale and distribution of cannabis, including the price per gram of dried flowers and extracts may fluctuate significantly due to how young the cannabis industry is and the lack of external market research and studies. In addition, prices are affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of our products and, therefore, their economic viability may be difficult to predict accurately or at all.
We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.
As a public company, particularly after we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”), we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act (2002) (the “Sarbanes-Oxley Act”), and rules implemented by the SEC, and the NYSE, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.

Pursuant to Section 404 of the Sarbanes-Oxley Act, (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect that being a public company in the United States and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
Management may not be able to successfully implement adequate internal controls over financial reporting.
Proper systems of ICFR and disclosure are critical to the operation of a public company. However, we do not expect that our Disclosure Controls and Procedures (“DCP”), or ICFR will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in us and our reported financial information, which in turn could result in a reduction in the value of our common shares.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of  (i) the last day of the fiscal year in which we have total annual gross revenue of  $1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the Securities Act); (iii) the date on which we have issued more than

$1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the US for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404.
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.
We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. We currently have international operations and plans to expand such operations in the future. These operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.
We may have exposure to greater than anticipated tax liabilities, which could seriously harm our business.
Our income tax obligations are based on our corporate operating structure and third-party and intercompany arrangements, including the manner in which we develop, value and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our international business activities, including the laws of Canada, Denmark and Australia, are subject to change and uncertain interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology, intercompany arrangements or transfer pricing, which could increase our worldwide effective tax rate and the amount of taxes we pay and seriously harm our business. Taxing authorities may also determine that the manner in which we operate our business is not consistent with how we report our income, which could increase our effective tax rate and the amount of taxes we pay and could seriously harm our business. In addition, our future income taxes could fluctuate because of earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations or accounting principles. We are subject to regular review and audit by Canadian federal and provincial tax authorities. Any adverse outcome from a review or audit could seriously harm our business. In addition, determining our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that the amounts recorded in our financial statements are reasonable, the ultimate tax outcome relating to such amounts may differ for such period or periods and may seriously harm our business.
Limited Number of Existing Shareholders
Our management, directors and employees own a substantial number of the outstanding common shares (on a fully diluted basis). As such, our management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of our business that could otherwise be beneficial to our shareholders.

United States investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Ontario), that the majority of our officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States
Risks Related to this Offering
Our management will have broad discretion with respect to the application of net proceeds received by us from the Offering under this prospectus supplement.
Our management may spend net proceeds received by us from the Offering in ways that do not improve our results of operations or enhance the value of the common shares. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of the common shares to decline. As of the date of this prospectus supplement, we intend to use the net proceeds of this Offering in the manner described in this prospectus supplement. See “Use of Proceeds”.
The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The factors which may contribute to market price fluctuations of the common shares include the following:
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actual or anticipated fluctuations in our quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which we operate;

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addition or departure of our executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding common shares;

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sales or perceived sales of additional common shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting our industry generally and its business and operations;

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announcements of developments and other material events by us or our competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

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operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

We conduct substantially all of our business through our subsidiaries, and investors in us are subject to the risks attributable to our subsidiaries.
We are a holding company and essentially all of our assets are the capital stock of our subsidiaries. As a result, our investors are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.
We have not declared and paid dividends in the past and may not declare and pay dividends in the future.
Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their common shares for a price greater than that which such investors paid for them.
Our shareholders could be prevented from entering the United States or become subject to a lifetime ban on entry into the United States.
U.S. Customs and Border Protection (“CBP”) has confirmed that border agents may seek to permanently ban any foreign visitor who admits to working or investing in the cannabis industry, or admits to have used marijuana, even legal use, but generally only if such foreign visitor is travelling to the United States for reasons related to the marijuana industry. CBP confirmed that investing even in publicly traded marijuana companies is considered facilitation of illicit drug trade under CBP policy. This policy is limited to citizens of foreign countries and not citizens of the United States. Therefore, any of our shareholders who are a not citizens of the United States, particularly if travelling to the United States for reason related to the marijuana industry, could be prevented from entering the United States or could become subject to a lifetime ban on entry into the United States.
We may require further equity and/or debt financing to support operations, capital expenditures or to undertake acquisitions.
The building and operation of our facilities and business are capital intensive. In order to execute the anticipated growth strategy, we may require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon future profitability.
If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the common shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may be a passive foreign investment company in future taxable years, which may have adverse U.S. federal income tax consequences for U.S. Holders of our common shares.
A non-U.S. corporation will be classified as a “passive foreign investment company,” or a “PFIC,” for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets during such year produce or are held for the production of passive income. Based upon the current and expected composition of our income and assets (taking into account the expected proceeds from the Offering), we do not presently expect to be a PFIC for the current taxable year. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from the Offering, and the value of our assets (which may be determined, in part, by reference to the market value of common shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in the Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC in the current or subsequent years.
If we are a PFIC for any taxable year during a U.S. Holder's (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Residents”) holding period of the common shares, then such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the common shares and on the receipt of distributions on the common shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules. In addition, such holders may be subject to burdensome reporting requirements.
Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. shareholder holds such common shares. Each U.S. Holder should consult its tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of the common shares. See “Material U.S. Federal Income Tax Considerations for U.S. Residents” for additional information.

FORWARD-LOOKING STATEMENTS
This prospectus supplement contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbors. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbor provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding the Company’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. Forward-looking statements in this prospectus supplement and the documents incorporated by reference herein include, but are not limited to, statements with respect to:
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the performance of the Company’s business and operations;

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the intention to grow the business, operations and potential activities of the Company;

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the ongoing and proposed expansion of the Company’s facilities, its costs and receipt of necessary regulatory approvals to complete such expansion and increase production and sale capacity;

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the expected growth in the number of recreational users and patients using the Company’s cannabis;

•
the expected growth in the number of recreational users and patients using the Company’s cannabis oil extracts and related products;

•
the expected growth in the Company’s growing and cannabis oil extraction capacity;

•
the ability to successfully develop new products and obtain required regulatory approvals;

•
the methods used by the Company to deliver medical cannabis and cannabis oil extract related products;

•
the competitive conditions of the industry;

•
the applicable laws, regulations and any amendments thereof;

•
the competitive and business strategies of the Company;

•
the grant and impact of any licence or supplemental licence to conduct activities with cannabis and/or cannabis oil extracts or any amendments thereof;

•
the anticipated future gross revenues and profit margins of the Company’s operations; and

•
the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company.

Forward-looking statements contained in certain documents incorporated by reference in this prospectus supplement are based on the key assumptions described in such documents. All forward-looking statements reflect management’s beliefs and assumptions based on information at the time the assumption was made. These forward-looking statements are not based on historical facts but rather management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities.

Certain of the forward-looking statements contained herein and in the documents incorporated by reference herein concerning the cannabis industry and the general expectations of CannTrust concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by CannTrust using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which CannTrust believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While CannTrust is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.
To the extent any forward-looking statements in this prospectus supplement or in the documents incorporated by reference herein, constitutes “future-oriented financial information” or “financial outlook information” (collectively, “FOFI”), such information has been prepared by CannTrust to provide reasonable estimates of potential sales and production growth, among other things. FOFI contained herein, has been prepared by management to provide an outlook of CannTrust’s activities and results, and such information may not be appropriate for other purposes. CannTrust believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgements, however actual results of operations of CannTrust and the resulting financial results may vary from the amounts set forth herein. Any FOFI speaks only as of the date on which it is made and, except as may be required by applicable securities laws, CannTrust disclaims any intent or obligation to update any FOFI, whether as a result of new information, future events or results or otherwise.
By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this prospectus supplement and the documents incorporated by reference herein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose.
Readers should not place undue reliance on forward-looking statements contained in this prospectus supplement, in any prospectus supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this prospectus supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Investors in the common shares should read this entire prospectus supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with investing in the common shares.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All amounts in this prospectus supplement are expressed in Canadian dollars, except where otherwise indicated. References to “US$” are to U.S. dollars and references to “$” or “C$” are to Canadian dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods. Rates for periods prior to April 1, 2017 are based on the former Bank of Canada noon rate. Rates for the period from and after April 1, 2017 are based on the daily average exchange rate published by the Bank of Canada.
	Year Ended December 31
	2018	2017	2016
Highest rate during the period	$1.2288	$1.2128	$1.2536
Lowest rate during the period	$1.3642	$1.3743	$1.4559
Average for the period(1)	$1.2957	$1.2986	$1.3253
Period end	$1.3642	$1.2545	$1.3427

(1)
The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On April 18, 2019, the Bank of Canada daily average exchange rate was US$1.00 = C$1.3382.

USE OF PROCEEDS
The net proceeds to the Company from the Offering, before giving effect to any exercise of the Additional Shares Option, are estimated to be US$    , after deducting the payment of the Underwriters’ discounts and commissions, but before deducting the expenses of the Offering (estimated to be approximately US$    ). If the Additional Shares Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be US$    , after deducting the Underwriters’ discounts and commissions, but before deducting the expenses of the Offering (estimated to be approximately US$   ).
The Company will not receive any of the proceeds from the sale of common shares by the Selling Shareholders under the Offering.
The net proceeds from the Offering will be used for for general corporate purposes, including cultivation and facility expansion, expanded outdoor growing, improving industrial-scale extraction capabilities, upgrades for GMP certification, enhanced biosynthesis capabilities and international expansion. The Company has not yet determined to pursue any particular research and development initiative requiring the use of a portion of the net proceeds of the Offering, and will evaluate research and development initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.
Until applied, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of the Chief Financial Officer, subject to the investment directives of the board of directors of the Company and compliance with applicable law. See “Risk Factors — Risks Related to this Offering — Our management will have broad discretion with respect to the application of net proceeds received by us from the Offering under this prospectus supplement”.
The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company (excluding potential contingencies, any deficiencies and cost-overages and costs to integrate future expansion with existing facilities). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds.

CONSOLIDATED CAPITALIZATION
The following table sets out the cash and short-term investments and consolidated capitalization of the Company as of December 31, 2018, both on an actual basis and as adjusted to give effect to the Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s “Management’s Discussion and Analysis” and the Financial Statements included elsewhere in this prospectus supplement.
	As of December 31, 2018
	Actual	As Adjusted
(Dollars in thousands)
Cash and short-term investments	$72,047	$
Long-term debt, including current portions
Mortgage(1)	13,248
Promissory note(2)	800
Total debt	14,048
Total shareholders’ equity:	174,026
Total capitalization	$260,121	$

Notes:
(1)
The mortgage financing relates to the Niagara Facility. For a discussion of the mortgage, see note 12 of the Financial Statements included elsewhere in this prospectus supplement.

(2)
As part of the consideration for the purchase of the Niagara Facility, the Company issued a non-interest bearing promissory note in the amount of  $1,000,000, payable over 5 years in 5 consecutive annual payments of  $200,000. The first payment of  $200,000 was made in January 2018. The second payment of $200,000 was made in March 2019. For a discussion of the promissory note, see note 6 of the Financial Statements included elsewhere in this prospectus supplement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus supplement, particularly under “Risk Factors”. See “Forward-Looking Statements.”
Our consolidated financial statements have been prepared in accordance with IFRS. All amounts are in Canadian dollars except where otherwise indicated. See “Currency Presentation and Exchange Rate Information”. All amounts are in thousands of dollars unless otherwise indicated.
Overview
We are a publicly traded corporation incorporated in Canada with our head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. Our common shares are traded on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRST”. As of February 25, 2019, our common shares commenced trading on the New York Stock Exchange (the “NYSE”) under the trading symbol “CTST”. We are the parent company of CannTrust Inc., Elmcliffe Investments Inc. (“Elmcliffe”), Elmcliffe Investments [No. 2] Inc. and CTI Holdings Inc. We hold 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, 50% of the outstanding shares of Greytrust Inc. (“Greytrust”), 50% of the outstanding shares of O Cannabis We Stand On Guard For Thee Corporation, 19% of the outstanding shares of Stenocare A/S (“Stenocare”) and 19.8% of the outstanding shares in Cannatrek Ltd (“Cannatrek”) (see “Business Developments”).
We are a licensed producer and distributor of medical and recreational cannabis pursuant to the provisions of the Cannabis Act (Canada) (the “Cannabis Act”) and its regulations which came into force on October 17, 2018. Our primary focus is to produce and deliver the highest quality, standardized, cannabis products, strengthen our market share in legal cannabis markets in Canada, and expand our business in legal cannabis markets internationally.
We received our license from Health Canada in June 2014, and began production of medical cannabis at our hydroponic indoor facility in Vaughan, Ontario (the “Vaughan Facility”). In 2018, we repurposed the Vaughan Facility from a grow facility into a state-of-the-art extraction, manufacturing and packaging facility of approximately 60,000 square feet, including an in-house quality control laboratory. We own and operate an approximately 450,000 square foot perpetual harvest facility in the Niagara region (the “Niagara Facility”), which is expected to have an annual capacity of approximately 50,000 kilograms. The planned Phase 3 expansion is expected to increase the annual capacity of the Niagara Facility to 100,000 kilograms upon its completion.
Canadian Medical Operations
Executing on a patient-focused business model, our medical cannabis operations currently have over 2,400 active physicians prescribing its products and more than 69,000 active patients. Our medical cannabis operations are supported by our award-winning patient care center which on-boards, advises and assists patients with renewals and recurring orders through our e-commerce platform. Our patient base grew by over 50% during 2018, from approximately 37,000 as at December 31, 2017, to 58,000 as at December 31, 2018. Since December 31, 2018, our patient base has grown by approximately 19% as of April 2019. With the implementation of the federal government’s excise tax on medical cannabis on October 17, 2018, we made the decision to absorb the excise tax, so that the price of medical cannabis offered by us for our patients would not be affected, which impacted our revenue. To serve the needs of patients, we provide same day delivery, patient assistance programs and telemedicine services.
As part of our commitment to contribute to the growing body of evidence-based research regarding the use and efficacy of medical cannabis, we participate in, and offer support to, clinical trials with leading research universities worldwide. Current activities include a partnership with the Gold Coast University Hospital in Queensland, Australia This trial is exploring the effects of cannabidiol (“CBD”) oil, using our proprietary strain of CBD-dominant Cannatonic, in slowing the progression of Amyotrophic Lateral Sclerosis (ALS) and Motor Neuron Disease (MND). The trial will also assess the safety and tolerability of our cannabis oil capsules and potential for improvement of patients’ quality of life. In addition, we are planning a trial with McMaster University in Hamilton, Ontario to explore the impact of CBD oil and 1:1 capsules in treating chronic non-cancer pain and we believe it will be the longest and largest trial of its kind.
Canadian Recreational Operation
In 2018, recreational adult-use cannabis was legalized in Canada. We leveraged our strong position in the medical cannabis market to pursue growth opportunities in the recreational market. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. The Cannabis Act and the regulations thereunder, (the “Cannabis Regulations”) came into force on October 17, 2018, thereby legalizing the sale of cannabis for adult recreational use, and replacing the Access to Cannabis for Medical Purposes Regulations (ACMPR) and the Controlled Drugs and Substances Act (Canada) (CDSA), as the governing legislation on the production, sale and distribution of medical cannabis. The ACMPR was repealed on the same day.
Our management has invested significant time and resources in securing channels into the regulated recreational markets. These efforts have resulted in our securing supply related agreements with nine provinces across Canada. Currently, the Cannabis Regulations permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. Edible cannabis and cannabis concentrates are currently prohibited but are expected to be permitted for legal sale on or before October 17, 2019, based on proposed amendments to the Cannabis Act not yet in force.
Market Opportunity
Public health concerns and awareness around the dangers of opioids are driving the development of alternative approaches to pain management. These factors have created a significant market opportunity for cannabis-based products and may drive substantial upstream demand for licensed producers. The development of pharmaceuticals based on cannabis could significantly expand the market by ensuring consistent, quantifiable dosing, which will provide physicians with comfort in prescribing it.
The cannabis market opportunity continues to evolve as regulations change and consumer preferences evolve. According to Grand View Research, the global legal medical and recreational market opportunities are estimated to be US$150 billion by 2025 and a Canadian market value estimated at US$8 billion by 2025, acoording to Grand View Research. A strong presence in both the medical and recreational cannabis markets will be essential to capturing the full breadth of the opportunity, particularly the expansion of applications and products that can be leveraged across markets in the natural health products, health and wellness, adult-use recreational and pet care segments. We believe our foundation in medical cannabis will position us for continued leadership in new dosage formats and future pharmaceutical products, while its high-quality, standardized products will underpin strong recreational brands, providing consistent experiences for a variety of uses and consumer lifestyles.
Corporate Strategy
Our plans to increase our presence in existing markets, and drive growth by entering new regions, as well as broaden consumer awareness and education of the benefits of cannabis globally. Our plans to expand our operational capacity and capabilities in Canada, with the expansion of its Niagara Facility as well as by establishing an outdoor grow strategy to provide low cost production for use in extraction-based products.
Our international presence has been established so far through partnerships in Australia and Denmark. In Australia, we have a partnership with CannaTrek, one of the first Australian companies to be awarded a cannabis research, cultivation, manufacturing, sales and import license. Through a 19.8% ownership stake, we have access to CannaTrek’s vertically-integrated model, expanding capacity and supply of low-cost product, which we believe will facilitate entry into Asia-Pacific markets. In Denmark, we have entered into a partnership with Stenocare, a leading cannabis company that holds supply agreements with distributors serving 99% of pharmacies in the country. A 19% ownership stake in Stenocare enables us to leverage

Danish licensing and strategic distribution agreements with hospitals and pharmacies, with the objective of increasing broader access to European markets. Through the import of our cannabis products, Stenocare became the first company to make cannabis oils available to the Danish market.
To expand access to, and distribution of, our products, we have been active in cultivating partnerships in medical, retail and product channels. We have expanded our partnership with Apotex, the largest Canadian-owned generic pharmaceutical company, to develop alternate dosage formats for our medical cannabis products. Through this partnership, and upon completion of clinical trials, we seek to apply for registration of proprietary formulations to become available in pharmacies and through benefit plans in as many of the 115 countries where Apotex currently distributes products as possible. With respect to retail distribution, an exclusive partnership has been established with Breakthru Beverage Group (“Breakthru”), the top alcohol distributor in Canada, and its wholly-owned subsidiary, Kindred. Through this partnership, we seek to leverage Breakthru’s experience with provincial boards and private retailers to gain access to its state-of-the-art route-to-market platform for the adult-use recreational market. This will include access to route planning, sales tools, analytics and insights on consumer behavior and preferences to maximize our position in the market as adult-use expands. We have also established a partnership with National Access Cannabis, providing us with exposure to recreational retail sales in Canada. In addition, we are in active discussions with other beverage, manufacturing, pharmaceutical, mass retail, over-the-counter and other natural health product partners for future business development opportunities.
We plan to build on our foundation of high-quality, standardized products to enter new international markets where medical use is legalized, and to build on our industry excellence to expand into other markets where the regulatory environment allows. We intend to continue to develop both commercial and research partnerships with emerging companies that have a proven understanding of their markets and regulatory environment.
Products & Brands
Medical
For medical use, we offer dried flower formats, as well as several cannabis drops and encapsulated cannabis oil products. These products come in three varieties: CannTrust CBD Drops, CannTrust 1:1 Drops and CannTrust THC Drops. We also produce similar products in capsule form using two-piece capsules that are vegan-based and do not use animal products, such as gelatin, making them more desirable for a variety of customers and patients.
Recreational
We have recently launched four adult-use brands: liiv, Synr.g, Xscape and Peak Leaf. The first three are currently available in nine provinces, and the Peak Leaf line of products is available exclusively in British Columbia. Each product line is focused on a distinct lifestyle or usage type, and the branding provides the consumer with reference points for the type of experience they will have with specific strains.
Our brands have been specifically designed for the adult-use recreational market, targeting identifiable consumer segments as follows:
Liiv:   for the experienced cannabis user. The consumer is an everyday consumer looking to get the most out of their day. This consumer is knowledgeable about cannabis and would ask about specific strains, potency levels or genetics. Liiv has the broadest product offering, including oil and capsules in addition to dried flower. The strains are named uniquely to this brand.
Synr.g:   to enhance social occasions with friends, after hockey games, the book club, sitting on the dock or a dinner party. This consumer tends to be a less experienced cannabis user or new to the category. They would not necessarily go out and buy cannabis themselves, but they are open to experiencing it. Synr.g was designed to be approachable with strains that consumers can connect with. The strains are flavour first and aroma forward.
Xscape:   simplifying the cannabis experience. This millennial consumer wants cannabis to be part of their lives. They would typically consume cannabis a few times a week either on their own or during social occasions. They want picking a strain to be easy, so they don’t have to understand the details of cannabis (i.e., potency, strains etc). Each strain has been particularly curated to provide an experience that matches with the activity the consumer is doing.
Peak Leaf:   exclusive to British Columbia, a brand for consumers that are health and wellness focused. They want to find balance through their mind and body, and the best way for them to do this is through nature. The strains are named after unique experiences that connect the consumer with the outdoors or helps them bring the outside in.
We are also expanding product development and branding across other applications. In addition, with respect to pet care, we have entered a joint venture with Grey Wolf, a veterinary health company. Through this partnership, we seek to capitalize on the significant pet care market estimated at over $7 billion annually in Canada by Packaged Facts.
Industry-Leading Research and Development and Intellectual Property (“IP”)
We believe we have developed industry-leading research and development capabilities, and are growing a portfolio of intellectual property. We have engineered highly-differentiated plants that are low-cost and produce high cannabinoid content for extraction-grade cannabidiol (CBD) and delta 9 tetrahydrocannabinol (“THC”).
Patents
As of the date of this prospectus supplement, our patent portfolio consists of one issued patent in each of the United States, Australia and Canada. Our patent portfolio also includes patent applications in varying stages of prosecution in the United States, China, and Europe, as well as pending Patent Cooperation Treaty (PCT) applications.
We consider patents to be an important contributor to our future business growth profile and therefore will devote resources to maintaining and augmenting its patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions (Canada, United States, Australia, China, and Europe) and to achieve the maximum duration of patent protection available. In general, our strategic approach is to build a patent portfolio that provides broad protection of our technology.
Trademarks
We have registered “CannTrust “and two stylized versions of  “CannTrust” with the Canadian Intellectual Property Office. We currently have 19 additional trademark applications pending with the Canadian Intellectual Property Office, and 6 of these marks — including “CannCup” and “Quality you CannTrust" — currently stand as allowed. We have also filed trademark applications at equivalent offices in certain other jurisdictions internationally. We believe that our trademarks and other IP rights are important to our success and our competitive position. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our customers’ positive perception of our products.
Intellectual Property Protection
Our success depends, in part, on our ability to protect our proprietary technology and IP. In addition to our patent portfolio, we rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. We seek to establish and safeguard our IP, in part, through a combination of confidentiality, licensing and other agreements with executives, consultants and third parties. In the case of employees and consultants, such agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.
Research and Development
We are one of the leaders in the use of micro- and nano-technology in the cannabis sector. This technology improves plant bioavailability and enhances the amount of active CBD and/or THC that a patient or consumer absorbs. We believe that the technology has also lowered manufacturing costs and has allowed us to develop a broad spectrum of concentrated, water-soluble, tasteless and odorless consumer products, including food additives, beverages, edibles and sprays. An example of our product innovation is the patented BrewBudz line of single-serve, cannabis beverage pods that will have multiple applications for consumer use, demonstrating our ability to leverage our research capabilities to develop innovative products for consumers. Both our research and development and resulting IP position us well for expanding consumer markets as a result of the anticipated regulatory changes later in 2019.
Outlook
We expect to continue to make investments in a disciplined and deliberate manner to position us to take advantage of future opportunities, both domestically and internationally. We continue to invest in people, process, technology and marketing, and are developing innovative products for the expected legalization of the edibles market in Canada later in 2019. These products include vape pens, beverages and confectionaries. We are also making strategic investments into our capacity to prepare for expected increases in demand for our products. We believe we will be a leader in outdoor growing capability, which will leverage our proprietary genetics and has the potential to accelerate our low-cost production advantage.
The completed Phase 2 expansion of the Niagara Facility is expected to increase production capacity to 50,000 kg on an annualized basis. With this increased production capability, we believe revenue will increase significantly in 2019 compared to the 2018 full year results, with revenue growth accelerating throughout the year starting in the second quarter of 2019. We are positioned to receive all necessary regulatory approvals to support this planned growth. In addition, having obtained all necessary permits from the Town of Pelham for the construction of its Phase 3 expansion, we continue to expect our Niagara Facility capacity to reach 100,000 kg on an annualized basis in the second half of 2020.
Driving further capacity enhancement for primarily extraction-based products, our outdoor growing initiatives are targeted to deliver material future revenue contributions as early as 2020. We estimate the production from this initiative to result in an additional 100,000 kg to 200,000 kg of cannabis in 2020 subject to regulatory approvals.
Our investments into people, process, technology and marketing are expected to impact near-term profitability as we continue to scale. These are calculated investments that we expect will result in increasing yields, lower cost per gram and the advance of our brand and strategic initiatives. In the first quarter of 2019, adjusted EBITDA is expected to remain consistent with the fourth quarter of 2018. Profitability is expected to improve following the full realization of the increased operational capacity of the Phase 2 expansion. As the Phase 2 expansion contributes to positive operating leverage, we are targeting a return to profitability. We expect that our gross margin before fair value changes to biological assets should increase throughout 2019 as we increase our production levels and gains production efficiencies.
Business Developments
We are diversifying our business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, we together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. (“CCTPC”) to launch BrewBudz™ globally. BrewBudz™ is a patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso and Tassimo type brewers.
In March 2017, through Elmcliffe, we acquired the real estate assets and related equipment of a greenhouse in the Town of Fenwick, Ontario within the Niagara Region. In October 2017, we received our Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of the Niagara Facility and began production there. We believe the redevelopment of the Niagara Facility was Canada’s first automated perpetual harvest designed specifically for this scale of cannabis production. We received our Health Canada Sales License for the Niagara Facility in February 2018. The Phase 2 expansion at the Niagara Facility was substantially completed during the first quarter of 2019 and Health Canada approved the amendment of our cultivation and processing permit to include the final 20% of the Phase 2 expansion on April 8, 2019.
On November 6, 2017, we received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and we began shipping to Australia. Australia is the first of many markets that we seek to supply. In March 2018, we expanded internationally through a joint venture in Denmark with Stenocare. Initially, Stenocare will sell our market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. We initially received a 25% equity stake in Stenocare. On July 6, 2018, Stenocare received approval to distribute our products in Denmark. Our cannabis oils are the first oils approved for Denmark’s list of admitted cannabis products and are the only “ready-to-use” oil products available in Denmark. With the completion of all phases of the Niagara expansion, we believe we have the ability to supply a substantial share of the increased demand arising from international markets.
In June 2018, we entered into a shareholder’s agreement with Grey Wolf to develop ground breaking cannabis products to support the well-being of pets. Under the terms of the partnership Grey Wolf and us are equal partners in a newly created joint venture of Grey Wolf. On August 14, 2018, we invested $1,000 in Grey Wolf. In addition, we will, upon exercise of share purchase warrants held by us, acquire a more significant position and likely role in Grey Wolf’s cannabis-related activities.
On June 5, 2018, we closed our short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option (“June 2018 Bought Deal”). A total of 11,155,000 units (“Units”) were sold at a price of  $9.00 per Unit for aggregate gross proceeds of  $100,395. Each Unit was comprised of one common share and a half warrant. Each full warrant is exercisable to acquire one common share at an exercise price of  $12.00 per share.
During the fiscal year, as part of the legalization of the recreational market for cannabis, we entered into agreements with nine Canadian provinces to supply a broad range of adult-use products, consisting of our four recreational cannabis brands liiv, Xscape, Synr.g and Peak Leaf.
On October 5, 2018, we acquired a 50% interest in O’Cannabis We Stand On Guard For Thee Corporation (“O’Cannabis”), a telemedicine provider for gross proceeds of  $500. We are entitled to appoint two out of four board members of O’Cannabis.
On October 15, 2018, as part of Stenocare’s initial public offering (“Stenocare IPO”), we purchased 272,727 common shares of Stenocare. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post this Stenocare IPO, we hold 19% of the outstanding shares of Stenocare.
On October 17, 2018, we finalized an exclusive partnership agreement with Kindred Partners Inc., a wholly-owned Canadian subsidiary of Breakthru, the largest Canadian beverage alcohol broker of premium spirits, wine and beer brands, to represent our specialty products to Canadian adult consumers for recreational use. In connection with this partnership Breakthru purchased 902,405 of our common shares at a purchase price of  $10.23 per share for gross proceeds of  $9,232.
On October 24, 2018, we closed on the purchase of a 19.4 acre property on land adjacent to the Niagara Facility. On January 22, 2019, we obtained all necessary permits from the Town of Pelham to construct the Phase 3 expansion. We will begin construction of an additional 390,000 square foot Phase 3 expansion on the 19.4 acres of recently purchased adjacent land. We have targeted the completion of the Phase 3 expansion in the third quarter of 2020. After completion of Phase 3, we expect the Niagara Facility to have a total production capacity of 100,000 kg per year. We expect to have in excess of 800,000 square feet of production capacity after completion of all phases of the Niagara Facility expansion. We continue to research options for additional growing capacity as the adult-use recreational market evolves. In March 2018, we entered into a long term agreement with Envest Corp., to provide low cost heat and power from natural gas co-generation at our Niagara Facility. We believe that the implementation of a 10 megawatt cogeneration solution will ensure that we remain one of the lowest cost producers in the industry.
On October 26, 2018, we entered into a strategic partnership with Australian licensed producer, Cannatrek. Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import license by federal and state governments and is pioneering a world class 1.7 million sq. ft. greenhouse facility. We believe that this greenhouse project will provide significant supply for the Asia-Pacific region and will allow us to purchase quality, low-cost cannabis from Cannatrek. As part of the partnership, we made an investment for a 19.8% stake in Cannatrek, with an option to maintain this shareholding through any future share issuances up to and including Cannatrek completing an initial public offering.

On October 26, 2018, we invested $5 million in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol “META”. We own approximately 3% of the outstanding common shares of NAC.
2018 Full Year Highlights
•
Record annual revenues of  $45,645, a 132% increase from 2017

•
52% of revenues from extract products

•
Approximately 58,000 active medical patients as at December 31, 2018, a 57% increase from 2017

•
Sold 7,251 kg of dried Cannabis and dried Cannabis equivalent at an average net price of $6.29 per gram

•
Dry cannabis sales consisted of 58% of revenues from wholesale in international and recreational markets and 42% from Canadian medical sales.

•
Extract sales, includes oils and capsules, consisted of 97% of revenues from Canadian medical sales and 3% from wholesale in international and recreational markets

•
Cost of sales per gram sold and cash cost per gram sold were $2.72 and $2.45, respectively, compared to $3.44 and $2.88 in 2017

2018 Fourth Quarter Highlights
•
Record quarterly revenues of  $16,166, a 28% increase from the third quarter of 2018

•
16% growth in medical patients

•
Sold 3,407 kg of dried Cannabis and dried Cannabis equivalent at an average net price of $4.75 per gram

•
Dry cannabis sales consisted of 67% of revenues from wholesale in international and recreational markets and 33% from Canadian medical sales.

•
Extract sales, includes oils and capsules, consisted of 95% of revenues from Canadian medical sales and 5% from wholesale in international and recreational markets

•
Cost of sales per gram sold and cash cost per gram sold were $3.08 and $2.94, respectively, compared to $6.04 and $5.16 in the fourth quarter of 2017

Results of Operations for the three and twelve months ended December 31, 2018 and 2017
Selected Information
	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Financial Data (In thousands, except gross margin, earnings per share and operating statistics)
Net revenue	$16,166	$6,983	$45,645	$20,698
Gross profit before unrealized gain on changes in the fair value of biological assets	$5,677	$2,406	$25,955	$13,018
Gross margin before unrealized gain on changes in the fair value of biological assets	35%	34%	57%	63%
Net (Loss) Income	$(25,522)	$6,253	$(13,554)	$6,885
Earnings per share (basic)	$(0.26)	$0.08	$(0.14)	$0.09
Earnings per share (diluted)	$(0.26)	$0.08	$(0.14)	$0.09
Cashflows used in operations	$(7,977)	$924	$(20,447)	$(502)
Adjusted EBITDA(1)	$(8,547)	$(851)	$(7,181)	$2,778
Operating Statistics:
Canadian Medical
Dried cannabis sold (grams)	377,920	296,200	1,387,945	1,026,870
Average Revenue per gram(3)	$7.10	$8.14	$8.02	$8.31
Total dried cannabis equivalent sold from extracts (grams)(2)	1,639,025	461,469	3,984,132	1,206,349
Average Revenue per gram of cannabis equivalent from extract sales(3)	$4.29	$9.34	$5.76	$9.39
Wholesale(4)
Dried cannabis sold (grams)(2)	1,286,093	—	1,724,324	—
Average Revenue per gram(3)	$4.24	—	$4.67	—
Total dried cannabis equivalent sold from extracts (grams)(2)	103,899	—	154,659	—
Average Revenue per gram of cannabis equivalent from extract sales(3)	$3.86	—	$5.02	—
Cost of Sales per gram sold(1)	$3.08	$6.04	$2.72	$3.44
Cash Cost per gram sold(5)	$2.94	$5.16	$2.45	$2.88

(1)
See description of non-IFRS measure in the “Non-IFRS Financial Measure and Reconciliation” section of this prospectus supplement. The terms Adjusted EBITDA, and Cash Cost per gram do not have any standardized meanings under IFRS and therefore they may not be comparable to similar measures presented by other companies.

(2)
Dried equivalent of cannabis for the three and twelve months ended December 31, 2018 is calculated on the basis of 2.48 ml and 3.06 ml respectively of extracts equivalent to 1 g of dried cannabis compared to 4.73 ml of extracts equivalent to 1 g of dried cannabis for the three and twelve months ended December 31, 2017. The decrease in ml of oil equivalent to 1 gram of cannabis compared to the prior period is a result of cannabis with lower cannabinoid content being used in the extraction process.

(3)
Average Revenue per gram (net) is calculated by taking the revenue (Canadian Medical or Wholesale) relating to sales of dry cannabis as per our Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis sold (Canadian Medical or Wholesale) in the period per the MD&A. Average Revenue per gram of cannabis equivalent from extract sales (net) is calculated by taking the revenue relating to sales of extracts as per our Financial Statements prepared in accordance with IFRS divided by the equivalent grams of dried cannabis used in the extract sold in the period.

(4)
Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

(5)
Cost of sales per gram sold is calculated by taking the cost of goods sold as per our Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis and cannabis equivalent sold in the period per the MD&A.

Operational Overview
	Location	Use	Size	Capacity	Status	License
Vaughan	Vaughan, Ontario, Canada	Manufacturing and Packaging	60,000 sq ft	n/a	In production	Cultivation and sale
Niagara Phase 1 and 2	Pelham, Ontario, Canada	Grow	450,000 sq ft	50,000 kg/year	In production	Cultivation and sale
Niagara Phase 3	Pelham, Ontario, Canada	Grow	390,000 sq ft	50,000 kg/year	Permitted
Outdoor	Canada	Grow	Over 200 acres	100,000 kg/year – 200,000 kg/year	Planned
Medical Patients (approximately)
	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Active Patients (actual, not in thousands)	58,000	50,000	45,000	40,000	37,000	31,000	20,000	14,000
Increase in Active Patients (actual, not in thousands)	8,000	5,000	5,000	3,000	6,000	11,000	6,000	4,000
Quarterly Growth	16%	11%	13%	8%	19%	55%	43%	40%
As of April 2019, we had over 69,000 active patients, an increase of 19% from the beginning of the year.
Review of the Financial Results of Operations for the three and twelve months ended December 31, 2018 and 2017
Revenue
Revenue for the quarter ended December 31, 2018 was $16,166 compared to $6,983 for the comparable 2017 period, an increase of 132%. Revenue for the year ended December 31, 2018 was $45,645 compared to $20,698 in the comparable 2017 period, an increase of 121%. The increase in revenue in the quarter and year ended December 31, 2018 was primarily attributable to increased sales volumes due to the growth in our medical patient base from approximately 37,000 at December 31, 2017 to 58,000 as at December 31, 2018, as well as sales derived from our new domestic and international wholesale revenue streams, which includes sales to the provinces related to the legalization of the adult-use recreational market.
The total quantity of medical cannabis sold to patients during the three months ended December 31, 2018 increased to 2,017 kg, a 166% from the comparable 2017 period. For the full year 2018, we sold 5,372 kg of medical cannabis, an increase of 141% from the comparable 2017 period. The total quantity of cannabis sold in the wholesale market for the three and twelve months ended December 31, 2018 was 1,390 kg and 1,879 kg, respectively. There were no wholesale sales in the prior year periods.
Canadian Medical average revenue per gram realized for the three and twelve months ended December 31, 2018, decreased from the prior year periods mainly due to us absorbing the excise tax following the implementation of the excise tax in October 2018. The impact of absorbing the excise tax on medical products was $871.

Cost of Sales
Cost of goods sold during the three and twelve months ended December 31, 2018 were $10,489 and $19,690, respectively, compared to $4,577 and $7,680 in the comparable prior year periods. Cost of goods sold includes pre-harvest production, post-harvest production and processing costs of cannabis, packaging, testing and inventory purchased from third parties. Costs of goods sold during the three and twelve months ended December 31, 2018 increased compared to the comparable 2017 periods due to increases in sales quantities and the associated increase in the scale of production activities.
Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As the plants continue to grow through the pre-harvest stages, pre-harvest cash costs are capitalized to the value of the cannabis plants. An additional non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets in excess of the pre-harvest cash costs capitalized to the value of the cannabis plants. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is subsequently expensed in cost of goods sold and ‘Fair Value changes in biological assets included in inventory sold’. Together the unrealized gain from changes in the fair value of biological assets, the fair value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period, the proportion of capitalized cash costs, the strains being grown and the ultimate net selling price that that can be realized.
The fair value changes in biological assets included in inventory sold, net of the unrealized gain/(loss) on changes in fair value of biological assets, in the three and twelve months ended December 31, 2018 was a loss of  $13,960 and a gain of  $10,538, respectively, compared to a gain of  $8,630 and $10,963, respectively, for the comparable 2017 periods. For the year ended December 31, 2018, harvested production was 16,212 kg, a 471% increase from the 2,839 kg in the prior year period. For the three months ended December 31, 2018, harvested production was 4,816 kg, a 712% increase from the 593 kg in the comparable 2017 period. The increase in the fair value of biological assets recorded during the period was due to the ramp up of production at the Niagara Facility, partially offset by the impact of valuation assumptions such as the average revenue per gram and the stage of the plants as of the reporting date. While the total number of plants in production increased significantly year over year, as at December 31, 2018 the average stage of the plants in the grow cycle combined with lower expected revenue per gram as a result of the recreational market resulted in the limited increase in the value of biological assets.
Gross Profit/(Loss)
Gross profit/(loss) for the three and twelve months ended December 31, 2018 was a loss of  $8,282 and profit of  $36,493, respectively, compared to a gross profit of  $11,036 and $23,980 in the comparable prior year periods. Gross profit includes the unrealized gains and losses on changes in the fair value of biological assets. The gross loss for the three months ended December 31, 2018 was due to the unrealized loss recognized on changes in the fair value of biological assets during the quarter. The increase in gross profit in 2018 compared to 2017 was principally due to the increase in sales.
Excluding the impact of the change in the fair value of biological assets, gross profit for the three and twelve months ended December 31, 2018 was $5,677 and $25,955, respectively, compared to a gross profit of  $2,406 and $13,018 in the comparable prior year periods. The increase in gross profit excluding the impact of the change in the fair value of biological assets was a result of increased scale of operations. Gross margin percentage excluding the impact of the change in the fair value of biological assets for the three and twelve months ended December 31, 2018 was 35% and 57%, respectively, compared to 34% and 63% in the comparable prior year periods. The gross margin percentage excluding the impact of the change in the fair value of biological assets was lower in the fourth quarter of 2018 compared to the full year mainly due to us absorbing the impact of the excise tax on medical sales as well as the increase in recreational sales which have lower revenue per gram.
Operating Expenses
Operating Expenses for the three and twelve months ended December 31, 2018 were $15,701 and $45,310, respectively, compared to $4,762 and $14,767, respectively, in the comparable prior year periods.

The increase in expenses in 2018 was due to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, as we changed and expanded our leadership team, and increased our staff to meet the increased demand for our products. In addition, we incurred a substantial increase in marketing and promotion expenses of approximately $7,000 as a result of our launch of four new recreational brands with the legalization of adult-use recreational cannabis in Canada in October 2018. Professional fees in 2018 increased due to the additional legal and audit work relating to our transition to the TSX and to the NYSE, and business development opportunities.
Amortization Expense
Amortization related to pre- and post-harvest production are capitalized to biological assets and inventory and then expensed as part of cost of goods sold when the associated inventory is sold. Amortization related to operations is expensed directly to the Consolidated Statement of Net Income and Comprehensive Income. Total amortization expense for the three and twelve months ended December 31, 2018 was $103 and $4,117, respectively, compared to $655 and $2,217 in the comparable prior year periods. As at December 31, 2018, $693 of amortization from the year ended 2018 remained in inventory. The increase in amortization expenses in 2018 was due to an increase in amortization on equipment purchases and building enhancements to the Niagara Facility.
Share-based compensation
For the three and twelve months ended December 31, 2018, share-based compensation expense was $1,568 and $8,056, respectively, compared to $850 and $2,311, for the corresponding 2017 periods. The increase in the 2018 share-based compensation was attributable to an increase in the number of unvested stock option outstanding combined with an increased valuation of stock options granted during the period. There were 4,114,563 stock options outstanding as at December 31, 2018 compared to 3,526,000 stock options which were outstanding as at December 31, 2017.
Finance Activities, Transaction Costs and Other Income
For the three and twelve months ended December 31, 2018 we earned interest income, net of the mortgage interest expense, of  $647 and $312 respectively, compared to interest expense of  $41 and $261 in the comparable prior year periods. Other income/loss for the three and twelve months ended December 31, 2018 was a loss of  $4,075 and $2,034 respectively, compared to other income of  $65 and $143 for the comparable prior year periods. Other loss for the twelve months ended December 31, 2018 is primarily due to the revaluation of financial assets.
Accretion expense for the three and twelve months ended December 31, 2018 associated with the outstanding mortgage financing was $63 and $209 respectively. Accretion expense for the three and twelve months ended December 31, 2017 associated with our convertible debt was $Nil and $234 respectively.
No transaction costs were incurred in the twelve months ended December 31, 2018. Transaction costs of  $204 for the twelve months ended December 31, 2017 represent the costs associated with the purchase of the Niagara Facility.
The loss on revaluation of the derivative liability, being the change in value attributable to the conversion feature on our convertible debt, for the year ended December 31, 2018 was $Nil, compared to a $1,625 loss on revaluation of the derivative liability for the twelve months ended December 31, 2017. The $3,041 principal amount of our convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 of our common shares upon the August 2017 listing of our common shares on the Canadian Securities Exchange.
The impairment loss was recognized in relation to the intangible assets recognized during the year ended December 31, 2018 for rights to proprietary genetics. Management considers it no longer viable for these genetics to be used in production, and the rights cannot be transferred to another party, we recognized an impairment loss of  $988,160 reducing the carrying value to $Nil.

Income Tax
The difference between our statutory tax rate and our effective tax rate for each period is due to permanent differences between the tax treatment of capital transactions, transaction costs and non-deductible costs including share based compensation, in addition to reserves and reversal of reserves for deferred tax assets not recognized. These differences can result in significant increases or decreases in the effective income tax rate when comparing one period to another.
Our statutory tax rate is 26.5%. Our effective tax rate for the three and twelve months ended December 31, 2018 is (21)% and 12.0% respectively. For the three and twelve months ended December 31, 2018 we have recognized a deferred tax recovery of  $3,325 and a deferred tax expense of  $1,433 respectively, compared to $Nil deferred tax expense in the comparable prior year periods.
Net (Loss)/Income
Net loss for the three and twelve months ended December 31, 2018 was a net loss of  $25,522 and $13,553, respectively, compared to a net income of  $6,253 and $6,885, respectively, in the comparable 2017 periods.
Capital Projects
In March 2017, we, through our wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial greenhouse facility in the Niagara region for cash consideration of $6,500. In addition, an unsecured promissory note in the amount of $1,000, payable over five years in five consecutive payments of $200, was issued to the vendor. The redeveloped Niagara Facility provides us with increased production capacity to meet growing market demand. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April 2017 was completed in the fall of 2017. We believe that, at the time, the redevelopment of the Niagara Facility was Canada’s first continuous harvest automated greenhouse designed specifically for this quantum scale of cannabis production.
We received our Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. On February 12, 2018 we obtained our Health Canada sales license under the ACMPR and began operating Phase 1 at full capacity. The 200,000 square foot Phase 2 expansion at the Niagara Facility was substantially completed in the first quarter of 2019.
In January 2019, we received the necessary permits to develop the 390,000 sq. ft. Phase 3 Niagara expansion, which when completed, is expected to increase our annual production capacity to 100,000 kg.
Liquidity and Capital Resources as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018 and 2017
Operating cash flow and equity and debt financings are our primary source of liquidity. At December 31, 2018 cash and short term investments were $72,047 compared to $18,163 as at December 31, 2017.
Set out below is a schedule of Working Capital as at December 31, 2018 and December 31, 2017.
	December 31, 2018	December 31, 2017
	$000s	$000s
Current Assets	128,442	44,228
Current Liabilities	16,797	6,780
Working Capital	111,645	37,448
Ratio of current assets to current liabilities	7.6	6.5
Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets, harmonized sales tax recoverable and prepaids, offset by accounts payable and the current portions of the mortgage and the promissory note issued on the Niagara Facility acquisition. Our working capital increased by $74,197 to $111,645 as at December 31, 2018 compared to $37,448 at

December 31, 2017. The increase in working capital in the twelve months ended December 31, 2018 was primarily due to the net increase in cash from the capital raised in the bought deal and the Kindred equity purchase, mortgage financing and the exercise of warrants and stock options, together with an increase in inventory, biological assets and accounts receivable.
Operating Activities
During the twelve months ended December 31, 2018, our cash flow used in operating activities was $20,447, compared to cash flow used in operating activities of  $502 in the comparable 2017 period. This increase is cash used in operating activities is due to lower income and higher levels of investment in working capital, due to the increased production and accounts receivable resulting from the legalization of the recreational market.
Investing Activities
Cash used in investing activities during the twelve months ended December 31, 2018 was $109,508 compared to $30,787 in the comparable 2017 period. The 2018 investing activities includes $62,822 of net cash from the equity offering invested on an interim basis in short term investments. In addition, $33,019 was utilized for the building improvements and equipment associated with the redevelopment of the Niagara Facility and for increasing the processing and manufacturing capacity at our Vaughan facility. During the twelve months ended December 31, 2018 cash used in the purchase of investments and financial assets was $13,880 compared to $284 in the comparable 2017 period relating to acquiring interests in ventures such as Stenocare, Cannatrek and O’Cannabis. The 2017 investing activities includes $6,500 used for the acquisition of the Niagara Facility, $23,994 related to leasehold improvements and equipment associated with the Phase 1 redevelopment of the Niagara Facility and $200 invested in short-term investments.
Financing Activities
Cash of  $121,016 was generated from financing activities during the twelve months ended December 31, 2018 compared to $44,354 in the comparable 2017 period. The 2018 financing activities includes net proceeds of  $103,470 from the June 2018 Bought Deal and Kindred equity purchase, $13,280 from the mortgage financing and $5,184 from the exercise of warrants and stock options. In the 2017 period, our raised net proceeds of  $24,769 from the February special warrant and common share financing, $18,844 in net proceeds from the November private placement and $1,322 from the exercise of warrants.
Liquidity
We monitor our liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements. We manage our capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital structure, we may, where necessary, control the amount of working capital, pursue financing, manage the timing of our capital expenditures, or sell assets. We ares not subject to externally imposed capital requirements.
Our capital structure is comprised of a combination of debt and shareholders’ equity. Set out below is a schedule of our capital structure as at December 31, 2018 and December 31, 2017.
	December 31, 2018	December 31, 2017
	$000s	$000s
Promissory note	800	1,000
Mortgage	13,248	—
Shareholders’ equity	174,026	70,868
Debt to equity	8.1%	1.4%
We constantly monitor and manage our cash flows to assess the liquidity necessary to fund operations. As at December 31, 2018, we maintained $72,047 of cash and short term investments, compared to $18,163 at December 31, 2017. Cash and short term investments increased $53,884 in the year. Working capital provides funds for us to meet our operational and capital requirements. As at December 31, 2018, we maintained working capital of  $111,645. Management expects us to have adequate funds available on hand to meet our obligations over the next 12 months.
Financial Instruments, Financial Risk Management and Other Instruments
We do not utilize financial instruments such as hedging instruments to manage financial risks.
Our financial instruments consist of cash, accounts receivable, restricted cash, short-term investments, warrants, accounts payable and accrued liabilities, promissory note and mortgage. We do not believe that we are exposed to significant currency or credit risk arising from these financial instruments. These financial instruments are measured at fair value or are short term in nature where fair value approximates their carrying value. Note 20 to the Financial Statements discloses risks related to interest rates, liquidity and credit.
Contractual Obligations
Our commitments as at December 31, 2018 consisted of the following ($000s):
	Total	2019	2020	2021	2022	2023	Beyond
Lease obligations	67,233	6,600	3,437	3,408	3,408	3,382	46,998
On March 7, 2018, we executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Niagara Facility. As part of the agreement, we are committed to $61,976 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. We are currently utilizing a temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.
Statements of Financial Position as at December 31, 2018 and December 31, 2017
Select Consolidated Statements of Financial Position Data
	December 31, 2018	December 31, 2017
	$000s	$000s
Cash and short term investments	72,047	18,163
Inventory	35,389	10,959
Biological Assets	10,503	9,844
Property and Equipment	62,209	33,964
Total assets	202,314	78,448
Current liabilities	16,797	6,780
Non-current liabilities	11,491	800
Assets
Our asset base consists primarily of cash and cash equivalents, accounts receivable, inventories, biological assets, harmonized sales tax recoverable, prepaids and property and equipment. The total assets increased by $123,866 to $202,314 at December 31, 2018 from $78,448 at December 31, 2017. The increase in the asset base compared to December 31, 2017 resulted largely from an increase of  $53,884 in cash and short term investments from the proceeds raised in the June 2018 Bought Deal and Kindred equity purchase, an increase of  $24,430 in inventory and biological assets and an increase of  $28,245 in property and equipment primarily as a result of the renovations to the Niagara Facility.
Liabilities
The total current and non-current liabilities increased by $20,708 to $28,288 at December 31, 2018 from $7,580 at December 31, 2017 as a result of mortgage financing relating to the Niagara Facility and increased payables relating to the increased operating activities.

Shareholders’ Equity
Our shareholders’ equity increased by $103,158 to $174,026 at December 31, 2018 from $70,868 at December 31, 2017. This increase is mainly attributable to proceeds raised in the June 2018 Bought Deal, the Kindred equity purchase and the increase in stock options issued, partially offset by the net loss generated during the period.
Related Party Transactions for the twelve months ended December 31, 2018
During the twelve months ended December 31, 2018 we entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.
Related party transactions for the twelve months ended December 31, 2018 are summarized as follows:
Compensation to our key management and directors totaling $2,008 (December 2017 — $1,224) was paid to key management personnel. There were 1,920,000 stock options valued at $6,421 issued to key management and directors during the period. There were 699,999 (December 31, 2017 — 25,000) stock options valued at $1,243 (December 31, 2017 — $88) exercised by related parties during the period. There were 1,180,001 (December 31, 2017 — Nil) stock options valued at $4,440 (December 31, 2017 — Nil) forfeited by related parties during the period.
We incurred $320 of management fees to Forum Financial Corporation (“Forum”), of which $27 was unpaid and included in accounts payable at December 31, 2018. One of our directors and officers are also officers and a director of Forum.
We incurred legal fees of  $839 (December 31, 2017 — $549) relating to corporate services provided by a firm at which one of our directors is a partner.
We transacted with our associate Stenocare, whereby we sold cannabis extracts to Stenocare in the amount of  $170.
We transacted with our joint venture O’Cannabis, whereby we incurred $46 of expenses for services provided by O’Cannabis.
Share Data
The following table sets forth our Outstanding Share Data as at March 27, 2019:
	Authorized	Issued
Common Shares	Unlimited	105,639,048
Warrants		9,167,776
Stock Options	10% of outstanding shares	3,892,834
Risks and Uncertainties
We are subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, we have specific risks that it faces, the most significant of which are included in our recently filed Annual Information Form dated March 28, 2019 which can be found on SEDAR at www.sedar.com — See “Risk Factors” and the “Risk Factors” included elsewhere in this prospectus supplement. The risks and uncertainties discussed herein highlight the more important factors that could significantly affect our operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect our financial results. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business, operations and profitability.
There were no significant changes to these risk and uncertainties as of the date of this prospectus supplement.
Accounting Estimates
Certain of our accounting policies set out in Note 3 to our Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting estimates are contained in Note 4 of our Financial Statements. The following is a discussion of the accounting estimates that are critical in determining our financial results.
Valuation of Biological Assets and Inventories
Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.
Determination of the fair values of the biological assets requires us to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.
The significant assumptions used in determining the fair value of medical cannabis plants are as follows:
•
stage of plant growth (days until harvest);

•
wastage of plants based on their various stages of growth;

•
expected yield by plant;

•
expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);

•
percentage of costs incurred to date compared to the expected costs to be incurred are used to estimate fair value of an in-process plant; and

•
expected number of days to sell the yield from biological assets

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets
Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.
Share-based Compensation and Warrants
In calculating the share-based compensation expense and the value of warrants, key estimates such as the value of the common shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the common shares and the risk-free interest rate are used as inputs to the Black Scholes model.
Taxes
Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. We have determined that the realization of deferred tax assets is not probable on the basis of future taxable income.
Financial Assets
In calculating the fair value of the financial assets, key estimates such as the value of the common shares, the expected life of the option, the volatility of the value of the common shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Accounting Standards Adopted in the Period
Change in Accounting Policy
During the current period, we made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. We believe the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. The impact of this voluntary change in accounting policy on the financial statements is primarily to reduce cost of goods sold for the pre-harvest costs and increasing the amount capitalized to biological assets and inventory. The previous accounting policy was to expense these costs to cost of goods sold during the period in which the direct and indirect costs were incurred — See note 5 to the Financial Statements.
IFRS 2 ‘Share-based Payments’
IFRS 2 ‘Share-based Payment’ was issued by the International Accounting Standards Board (“IASB”) in June 2016. These amendments provide clarification on how to account for certain types of share-based transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on our Financial Statements.
IFRS 9 ‘Financial Instruments: Classification and Measurement’
IFRS 9 ‘Financial Instruments: Classification and Measurement’ was issued by the IASB in July 2014 and introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on our Financial Statements.
IFRS 15 ‘Revenue from Contracts with Customers’
IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medical cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. We transfer control and satisfy our performance obligation upon delivery and acceptance by the customer, which is consistent with our current revenue recognition policy under IAS 18. IFRS 15 is effective for us on January 1, 2018. The adoption of this amendment did not have a material impact on our Financial Statements. The disclosure of disaggregated revenue as required by IFRS 15 is disclosed in Note 22 of our Financial Statements.
Future Accounting Pronouncements
IFRS 16 ‘Leases’
IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. We have completed an assessment of the impact on its consolidated financial statements. Based on this assessment, we expect to recognize right of use assets and lease liabilities for its operating leases of property and equipment of approximately $1,500 to $2,000.
IFRS 23 ‘Uncertainty over Income Tax Treatments’
IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We do not expect a material impact from the application of this standard on our Financial Statements.

Selected Quarterly financial information
The following table summarizes selected financial information for the last eight quarters.
	Fiscal year ending 2018
(Dollars in thousands)	Q4	Q3	Q2	Q1	Total
	$000s	$000s	$000s	$000s	$000s
Gross Revenue	18,911	12,589	9,050	7,840	48,390
Net Revenue	16,166	12,589	9,050	7,840	45,645
Gross profit	(8,282)	12,541	10,975	21,260	36,494
Net income (loss)	(25,522)	421	105	11,442	(13,554)
Earning (loss) per share	(0.26)	—	—	0.12	(0.14)
	Fiscal year ending 2017
	Q4	Q3	Q2	Q1	Total
	$000s	$000s	$000s	$000s	$000s
Gross Revenue	6,983	6,140	4,541	3,033	20,697
Net Revenue	6,983	6,140	4,541	3,033	20,697
Gross profit	11,036	5,357	3,798	3,790	23,981
Net income (loss)	6,253	655	755	(778)	6,885
Earning (loss) per share	0.08	0.01	0.01	(0.01)	0.09
Non-IFRS Financial Measure and Reconciliation
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.
Management uses Adjusted EBITDA to evaluate performance of our business as it reflects its ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no direct comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
We measure Adjusted EBITDA as net income (loss) less unrealized gain on changes in fair value of biological assets and other income plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, transaction costs, loss on revaluation of derivative liability, share based compensation and depreciation and amortization. We believe that this definition is suited to measure our ability to service debt and to meet other payment obligations.

The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA:
Calculation of Adjusted EBITDA	Three Months Ended December 31		Year Ended December 31
	2018	2017	2018	2017
	$000s	$000s	$000s	$000s
Net income	(25,522)	6,253	(13,554)	6,885
Fair value changes in biological assets included in inventory sold	84	993	17,302	8,929
Unrealized loss (gain) on changes in fair value of biological assets	13,876	(9,623)	(27,840)	(19,892)
Share based compensation(1)	1,568	850	8,056	2,311
Transaction costs(2)	—	—	—	204
Other loss (income)(3)	4,075	(65)	2,034	(143)
Loss of equity accounted investments(4)	190	45	385	147
Loss on revaluation of derivative liability(5)	—	—	—	1,625
Interest (income) expense, net	(647)	41	(312)	261
Accretion expense	63	—	209	234
Income Taxes	(3,325)	—	1,433	—
Depreciation and amortization	103	655	4,118	2,217
Impairment loss on assets	988	—	988	—
Adjusted EBITDA	(8,547)	(851)	(7,181)	2,778

(1)
Share based compensation represents non-cash expense recognized in relation to our stock option plan.

(2)
Transaction costs represents costs incurred to carry out a transaction that was not part of normal course operating activities.

(3)
Other loss (income) primarily represents the revaluation of our shares in NAC.

(4)
Loss of equity accounted investments represents our share of the net loss incurred by our equity accounted investments including Cannatrek, Grey Wolf, CCTPC and Stenocare.

(5)
Loss on revaluation of derivative liability represents the revaluation of our outstanding derivative liabilities.

Cash Cost per gram sold
The term Cash Cost per gram sold does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.
Management uses Cash Cost per gram sold to evaluate the performance of our business as it reflects our operational productivity in economic terms. We believe that certain investors and analysts use Cash Costs per gram sold to measure a company’s production capabilities. Cash Cost per gram sold has no direct comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
We measure Cash Cost per gram sold as cost of goods sold less depreciation and amortization contained within cost of goods sold divided by the number grams of dried cannabis and cannabis equivalent sold during the period. We believe that this definition is suited to measure our operational productivity in economic terms.

	Three months ended December 31		Year ended December 31
(Dollars in thousands, except for Cash Cost per gram sold)	2018	2017	2018	2017
Cost of goods sold	$10,489	$4,577	$19,690	$7,680
Depreciation and amortization included in cost of goods sold	(468)	(668)	(1,949)	(1,253)
	10,021	3,909	17,741	6,427
Dried Cannabis and Cannabis Equivalent Sold (grams)	3,406,937	757,669	7,251,060	2,233,219
Cash Cost per gram sold	$2.94	$5.16	$2.45	$2.88

Disclosure Controls and Internal Controls over Financial Reporting
In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by the applicable rules of the SEC, management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. Management has designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Our disclosure controls and procedures are designed to provide reasonable assurance that material information relating to us is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed by management, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of its financial statements in accordance with IFRS.
As of December 31, 2018, we had limited accounting personnel with expertise to assist in the effective preparation of financial statements and related note disclosures. In particular, we did not have sufficient resources with appropriate knowledge of IFRS to allow for an independent review in complex areas of financial reporting with respect to non-routine transactions, resulting in a reasonable likelihood that a material misstatement to the consolidated financial statements may not be prevented or detected on a timely basis. As a result of the non-routine transaction assessment, management concluded that the DC&P and ICFR were not effective as of December 31, 2018, and has since implemented new mitigating controls and procedures. This assessment was not related to internal control deficiencies identified for routine operating activities. We have devoted significant resources and time to design and implement its current ICFR program and continues to engage third party resources specialized in ICFR implementations to enhance its current controls and the associated processes and systems. Additionally, we have provided significant human resources to these efforts, including hiring new employees to assist in ICFR activities and training of key process owners. In particular, since December 31, 2018, we have hired a new Chief Financial Officer and a new Vice President of Finance, both of whom have expertise in internal controls and governance, to enhance the existing team. Management has consistently embraced the importance of maintaining a robust ICFR program and is committed to enhancing the current system through continuous improvement and review.
Changes in Internal Control Over Financial Reporting
In the ordinary course of business, our management reviews our ICFR system and make changes to its applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. Other than as discussed above, during Q4 2018, there were no changes in ICFR that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures
Our management, including the Chief Executive Officer and Chief Financial Officer, believes that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our business have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Additional Information
Additional information relating to our business, including our audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar). For further information shareholders may also contact us by email via investor@canntrust.ca.

BUSINESS
Our mission is to connect people to products and education to demonstrate how cannabis can elevate their lives. We are passionate in our quest to improve the quality of individual lives around the globe.
CannTrust is a global leader in medical cannabis, recognized for its consistent, high-quality products. Founded in 2013 by a group of pharmacists, our focus on standardization allows us to provide what we believe are consistent and innovative cannabis products that can be prescribed and sold to enhance the lives of our consumers across a variety of applications.
CannTrust is a widely recognized, industry-leading, licensed producer of cannabis in Canada. We are a cultivation leader focused on innovation and have developed state-of-the-art facilities that support our ability to be a leading low-cost, high-quality producer with scale. We have received multiple industry awards, including seven awards at the 2018 Canadian Cannabis Awards, most notably Licensed Producer of the Year. The winners of these awards were voted by over 17,000 consumers. As of April 2019, we had over 2,400 active physicians prescribing our products and more than 69,000 active patients in Canada, with our patient base growing 57% from 2017 to 2018, and continuing to grow following recreational legalization in Canada in late 2018. We believe our ability to produce high-quality, standardized products for the medical markets has built considerable credibility, trust in our brand and a loyal and broad consumer following. In addition to our success in the medical cannabis industry, we believe our brand awareness, built on quality standards and focus on innovation and product development, position us as a leader in many other non-medical applications, including natural health products, health and wellness, adult-use recreational and pet care markets.
Industry Regulations & Environment
The cannabis industry, and the laws that govern it, are rapidly evolving. Medical cannabis is legal, in some form (including cannabis-derived pharmaceuticals), in over 40 countries. In Canada, both medical and recreational cannabis use is legal. Although government data is not yet fully available and is subject to revision, Statistics Canada, Canada’s national statistical agency, has provided the following figures for retail sales in dollars for the period following the legalization of adult-use recreational cannabis: C$53.6 million in October 2018; C$53.7 million in November 2018; C$57.3 million in December 2018; C$54.8 million in January 2019; and C$49.8 million in February 2019. According to Health Canada, sales of dried cannabis for non-medical use by weight in October 2018, November 2018 and December 2018 were 4,518 kilograms, 5,586 kilograms and 5,590 kilograms, respectively. Sales of medical-use dried cannabis by weight over the same periods were 1,898 kilograms, 1,774 kilograms and 1,795 kilograms, respectively. Sales of cannabis oil for non-medical use by volume in October 2018, November 2018 and December 2018 were 1,721 litres,

2,220 litres and 2,595 litres, respectively. Sales of cannabis oils for medical-use by volume were 4,398 litres, 5,089 litres and 4,939 litres for October 2018, November 2018 and December 2018, respectively. Additionally, the number of active Registered Patient registrations with Licensed Producers for medical-use cannabis as of December 2018 compared to October 2018 increased by 4.57% from 343,584 to 359,292. While the degree of legalization varies internationally, it has a global market value estimated at up to US$150 billion and a Canadian market value estimated at US$8 billion by 2025. We operate only in countries where cannabis is legal and abide by applicable federal, state and provincial laws. Specifically, we do not cultivate, produce, process, import or distribute any cannabis or cannabinoid product or otherwise engage in any direct or indirect dealings or transactions involving the purchase or sale of cannabis or cannabinoid product in or to the United States.

Adult-Use
The Cannabis Act and the Cannabis Regulations came into force on October 17, 2018, thereby legalizing the sale of cannabis for adult recreational use, and replacing the Access to Cannabis for Medical Purposes Regulations (ACMPR) and the Controlled Drugs and Substances Act (Canada) (CDSA), as the governing legislation on the production, sale and distribution of medical cannabis. The ACMPR was repealed on the same day.
The Cannabis Act sets out the regulatory framework and licensing scheme for production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use. In addition to these federal laws, each province has enacted its own legislation to regulate aspects of the recreational and medical cannabis market, such as the retail distribution regulations. Currently, the Cannabis Regulations permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” joints and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. Edible cannabis and cannabis concentrates are currently prohibited but are expected to be permitted for legal sale by October 2019, according to a statement from Health Canada.
Medical
The Cannabis Act also regulates access to cannabis for medical purposes. With the Cannabis Act coming into force, the medical cannabis regime is no longer governed by the ACMPR and the CDSA. However, the medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, thereby improving patient access and reducing the risk of abuse within the medical access system.
Under the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers.
Competitive Strengths
CannTrust’s leadership position in the global cannabis market is driven by several core pillars:
Strong Medical Leadership
CannTrust was formed in 2013 with a vision to give patients access to medical cannabis. We have leveraged our patient-focused business model to become a leader in the Canadian medical cannabis space. We seek to be a resource to the medical cannabis community through the provision of products for medical use and direct education to healthcare practitioners, including the development of online education modules geared towards practitioners. We believe the strength of our medical platform drives consistent patient referrals, and we are able to service patients through our award winning patient care center. We distribute to Registered Patients, through Canada Post and Purolator. Our patient support center is driven by more than 100 agents, as of April 2019, who onboard, advise and assist patients with renewals and recurring orders through our e-commerce platform. Our history in the medical cannabis space, and ongoing commitment to it, helps us maintain our leadership among licensed producers, currently serving approximately 17% of all Canadian medical cannabis patients. Our rapidly growing patient base has increased organically at a rate we believe is faster than any other licensed producers, experiencing a 57% growth from 2017 to 2018. We believe that we have supported this growth through our commitment to patients’ access to cannabis. We offer free regional direct shipment or delivery through Canada Post or Purolator, and in February 2018, we launched a guaranteed same-day delivery service in the Greater Toronto Area. We also believe our strong patient assistance and telemedicine services contribute to our strong patient growth and retention.

To further our commitment to the medical cannabis space, we offer support to leading research universities worldwide, including participating in clinical trials. Current activity includes a partnership with the Gold Coast University Hospital in Queensland, Australia, exploring the effect of CBD oil, using CannTrust’s internally developed strain of cannatonic cannabis, in slowing the progression of Amyotrophic Lateral Sclerosis (ALS) and Motor Neuron Disease (MND). The trial will also assess the safety and tolerability of our cannabis oil capsules and ability to improve patient quality of life. In addition, we are planning a trial with McMaster University in Hamilton, Ontario to explore the impact of CBD oil and 1:1 capsules in treating chronic non-cancer pain and we believe it will be the longest and largest trial of its kind.
Industry-Leading Research and Development and Intellectual Property
The Company believes it has developed industry-leading research and development capabilities, and is growing a portfolio of intellectual property. The Company has engineered highly-differentiated plants that are low-cost and produce high cannabinoid content for extraction-grade CBD and THC.
Patents
As of the date of this prospectus supplement, the Company’s patent portfolio consists of one issued patent in each of the United States, Australia and Canada. The Company’s patent portfolio also includes patent applications in varying stages of prosecution in the United States, China, and Europe, as well as pending Patent Cooperation Treaty (PCT) applications.
The Company consider patents to be an important contributor to our future business growth profile and therefore will devote resources to maintaining and augmenting its patent portfolio. The Company’s patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions (Canada, United States, Australia, China, and Europe) and to achieve the maximum duration of patent protection available. In general, the Company’s strategic approach is to build a patent portfolio that provides broad protection of our technology.
Trademarks
The Company has registered “CannTrust” and two stylized versions of  “CannTrust” with the Canadian Intellectual Property Office. The Company currently has 19 additional trademark applications pending with the Canadian Intellectual Property Office, and 6 of these marks — including “CannCup” and “Quality you CannTrust” — currently stand as allowed. The Company has also filed trademark applications at equivalent offices in certain other jurisdictions internationally. The Company believes that its trademarks and other IP rights are important to its success and its competitive position. In particular, its registered trademarks and service marks are valuable assets that distinguish its brand and reinforce its customers’ positive perception of its products.
Intellectual Property Protection
The Company’s success depends, in part, on its ability to protect its proprietary technology and intellectual property. In addition to its patent portfolio, the Company relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. The Company seeks to establish and safeguard its intellectual property, in part, through a combination of confidentiality, licensing and other agreements with executives, consultants and third parties. In the case of employees and consultants, such agreements provide that all inventions resulting from work performed for the Company utilizing its property or relating to its business and conceived of or completed by the individual during employment are the Company’s exclusive property.
The Company has worked for several years to develop valuable intellectual property in-house and invest in research and development that sets it apart from other licensed producers. The Company’s ability to grow at a large scale and produce high-quality products allows it to create high-potency, uniform, replicable strains. The Company protects proprietary strains by rigorously analyzing their genetics. The Company has designed its production capacity to use internally-developed strains for greenhouse growing, using sterile seed and stalk for outdoor or contract growing designed for oil extracts. It has also been investing in different product formats, establishing IP across delivery methods for medical use patients, and positioning itself for the expanded adult-use recreational market. The Company’s micro- and nano-technology is critical to offering consumers high-quality, low-cost cannabis in a concentrated, water-soluble, tasteless, colorless and odorless format. The Company believes this process, for which patent approval is currently pending, provides consumers with greater optionality with high bioavailability and a monodispersed substance (that is, all particles are a uniform size allowing for more controllable dosage), providing consumers with the consistency that it believes is superior to what is currently available. The Company is also innovating in new dried flower formats; the Company’s patented BrewBudz single-serve beverage pods use whole flower extracts to brew coffee, tea and hot chocolate. With patents issued in Canada, U.S. and Australia, the Company believes it is poised to unlock additional consumer segments in adult-use markets.
To protect its brand and intellectual property, the Company will continue to pursue 5 patents for those components or concepts that it perceives to be important. In general, the strategic approach is to build a portfolio which provides broad protection of the Company’s technology. In addition to the patent portfolio, the Company relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is the Company’s policy to require its directors, employees, consultants, members of its advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. These agreements provide that all inventions resulting from work performed for the Company, using its resources, are its exclusive property.
Research and Development
The Company is one of the leaders in the use of micro- and nano-technology in the cannabis sector. This technology improves plant bioavailability and enhances the amount of active CBD and/or THC that a patient or consumer absorbs. The Company believes that the technology has also lowered manufacturing costs and has allowed the Company to develop a broad spectrum of concentrated, water-soluble, tasteless and odorless consumer products, including food additives, beverages, edibles and sprays. An example of the Company’s product innovation is the patented BrewBudz line of single-serve, cannabis beverage pods that will have multiple applications for consumer use, demonstrating the Company’s ability to leverage its research capabilities to develop innovative products for consumers. Both the Company’s research and development and resulting intellectual property position the Company well for expanding consumer markets as a result of the anticipated regulatory changes later in 2019.
The Company’s product and intellectual property development teams consist of experienced scientists, PhDs, pharmacists, nurses, medical doctors and growers along with clinically-trained customer support teams. As of March 27, 2019, the Company had more than 575 team members. The Company is licensed to conduct research and development, and also focus on creating educational curricula and research collaboration models. The Company is working to develop products and delivery formats across the medical, over-the-counter, natural healthcare products, health and wellness, adult-use recreational and pet care markets.
Premier Operating Capabilities
The Company’s plant genetics and related expertise, production experience, and integrated supply chain allow it to grow and cultivate cannabis at what it believes is a higher efficiency and lower cost than many of its competitors, while maintaining the award-winning quality and standardization necessary to produce high-quality cannabis.
The Company has scaled and diversified its growing and cultivation capabilities across its facilities in both Niagara, Ontario and Vaughan, Ontario. The Company’s approximately 450,000 square foot perpetual harvest facility in Niagara (the “Niagara Facility”), has an annual capacity of approximately 50,000 kilograms, as of April 2019 and, through its planned expansion, the Company is targeting annual capacity of 100,000 kilograms by 2020. The Company uses co-generation, a process by which it generates electricity for use in the greenhouse and harnesses the heat created by that energy generation for indoor climate control. To maximize efficiency, the Company uses a perpetual grow technique, which uses modular and movable trays that allow for new plants to be propagated every week while others are harvested, minimizing decontamination and replanting time, and ultimately lowering cost. The Company uses natural sunlight in our greenhouses to further limit crop-based energy costs. Additionally, the Company believes our innovations in seed technology and genetics have significantly reduced growing costs and increased its yields per square foot relative to traditional cultivation processes. As a part of this expansion, the Company also plans to establish and scale its outdoor growing capacity, cultivating cannabis at a low cost and supporting its high-quality extract product, important for our current medical business, but even more critical later in 2019 as recreational usage expands with the legalization of edibles in Canada.
The Company’s manufacturing center of excellence is approximately 60,000 square feet and is located in Vaughan, Ontario (the “Vaughan Facility”). It uses state of the art processes, such as its multihead weigher (a machine that quickly and accurately weighs product for packaging), capper and labeler technology, which allows the Company to maximize the Company’s output of dried flower product and the Company’s in-house quality control laboratory helps us ensure the quality and standardization of the Company’s product. As of December 31, 2018, the Company supplied more than 10,000 finished units of its products per day for its medical and adult-use recreational market. The Company’s Vaughan facility currently houses the Company’s state-of-the-art extraction capability and supports CannTrust’s annual production output as well as encapsulation equipment which produces hard shell vegan capsules.
The Company believes that the efficiency of its operating model, including its production capacity and research and development, makes the Company one of the few licensed producers with a clear, identifiable path to growth and profitability.
Dynamic Partnerships and Distribution
We have established a number of clinical, research and commercial partnerships to deepen our scientific knowhow, accelerate our medical community acceptance and recognition, expand our commercial opportunities, and become a reference for the global cannabis community. One example is our partnership with Apotex Inc., a leading pharmaceutical company with a distribution presence in approximately 115 countries and territories globally, to develop proprietary products and alternate dosage formats for our medical cannabis products. We believe that partnerships such as these will allow us to further our intellectual property creation and enhance our innovation and commercialization capabilities. Partnerships such as these also help to support enhanced distribution and access to cannabis globally. While we rely on these partnerships as the foundation for international distribution, we have robust medical shipping and delivery services locally in Canada. In February 2018, we launched a guaranteed same-day delivery service in the Greater Toronto Area and have also launched a program to make medical cannabis accessible to lower income Registered Patients.
Another key partnership is our commercial partnership with Breakthru, one of the largest alcohol distributors in North America. We are the exclusive cannabis partner to Breakthru, and its wholly-owned cannabis subsidiary, Kindred, which has contributed significantly to the expansion of our presence in the adult-use recreational market in Canada. We also have a commercial partnership with National Access Cannabis, a healthcare service provider that currently operates 23 recreational stores in Western Canada and expects to open over 135 retail stores over the next 18 months, which will support our expanded presence in the adult-use recreational market.
In our effort to reach new markets, we have also developed a joint venture with Grey Wolf, a privately-owned veterinary health company. Through this joint venture, we seek to provide health and well-being products to pets in Canada, which represents an annual retail market of approximately $750 million.
We have begun our expansion internationally through partnerships in Australia and Denmark. In Australia, we have a partnership with Cannatrek, one of the first Australian companies to be awarded a cannabis research, cultivation, manufacturing, sales and import license. It is currently developing 1.7 million square feet of low cost (below $0.20/gram) greenhouse space using an optimal growing climate. Through our 19.8% ownership stake, we have access to Cannatrek’s vertically-integrated model, expanding capacity and supply of low-cost product, and facilitating entry into the Asia-Pacific markets. In Denmark, we have entered into a partnership with Stenocare, a leading cannabis company that holds supply agreements with distributors serving 99% of pharmacies in Denmark, and the first cannabis company to IPO in the

European Union. Our 19.8% ownership stake enables us to leverage Danish licensing and strategic distribution agreements with hospitals and pharmacies, with the objective of increasing broader access to European markets. Through the importation of our cannabis products, Stenocare became the first company to make cannabis oils available to the Danish market.
Experienced Management Team
Our senior management team is comprised of professionals with decades of combined public and private company experience across the consumer packaged goods, beverage alcohol, retail, pharmaceuticals and financial services industries. Peter Aceto, our Chief Executive Officer, has deep public and private experience in the financial services and technology sectors and leads the team that is dedicated to improving the lives of patients and consumers. In addition, Greg Guyatt joined as Chief Financial Officer in February 2019, bringing with him extensive experience in the consumer-focused businesses. Our management and employees have built a strong and vibrant culture that enables us to attract top talent from a variety of fields.
Our Growth Strategy
We believe we are well-positioned to continue as a global leader in providing innovative cannabis products to the medical and other markets through the following strategies:
Leverage existing medical platform to extend leadership into global medical markets
We plan to build on our award-winning products, service and knowhow to further elevate our leadership in Canada, which we expect will allow us to enhance growth and profitability. We also plan to build on our foundation of high-quality, standardized products to enter new international markets where medical use is legalized, and to build on our industry excellence to expand into other markets where the regulatory environment allows. We intend to continue to develop both commercial and research partnerships with emerging companies that have a proven understanding of their markets and regulatory environment. We plan to increase our presence in existing markets, drive growth by entering new regions, and broaden consumer awareness and education of the benefits of cannabis globally.
Develop innovative and efficacious products through science and technology to elevate patient and consumer lives
We plan to continue introducing new, standardized, high-quality, innovative and efficacious cannabis products to the medical and adult-use recreational markets, which we believe will provide consumers with an enhanced cannabis experience and improve their lives. We will pursue this strategy by continuing to further our robust research and development to expand the breadth and reach of our intellectual property and related products and brands. We will continue to invest in research and development, as well as expand innovative global partnerships that will enhance our global position in medical cannabis, provide us with attractive commercial opportunities and expand our portfolio of intellectual property.
Continue expansion into adult-use recreational markets by targeting specific consumer segments
We intend to leverage our innovation, experience and leadership in medical cannabis to continue our expansion into legalized adult-use recreational markets. Building on our success to date, the expansion of legalization in both Canada and internationally offers a strong opportunity to continue to develop new products, explore new delivery technologies and respond to consumer needs and preferences.
We intend to build on the portfolio of adult-use recreational brands that we have created in Canada including, liiv, Synr.g, Xscape and Peak Leaf. These brands are focused on distinct consumer segments and provide the user with options for the type of experience they are seeking. For example, our Xscape brand offers different dried flower and pre-rolled joint products that use different strains with calibrated CBD and THC content that are formulated and branded to reflect the expected consumer experience with the product. We have built these brands by conducting consumer research to identify areas of consumer demand and an opportunity to establish a differentiated product offering. We specifically designed our brands for the adult-use market, initially targeting four consumer segments:

Liiv was designed for the experienced cannabis user, who is knowledgeable about specific strains, potency levels and genetics. The brand and its products are designed for a user that typically consumes cannabis alone and is seeking an experience that helps them get the most out of their day. Products are available in oil and capsule formats, in addition to dried flower.
Synr.G was designed for the casual cannabis consumer that is seeking to heighten social experiences. The brand is focused on users that tend to be newer to cannabis, and may not seek out products independently, but are open to consuming cannabis in social settings. Products are available in dried flower format, and are flavor and aroma-focused products that help the consumer connect to familiar tastes or smells. Flavors include Blueberry Kush, Pink Grapefruit Haze and Tropical Breeze.
Xscape is focused on simplifying the cannabis experience. It is especially designed for the millennial consumer that typically consumes cannabis on a consistent basis, either socially or alone. Its products take the guesswork out of picking a strain, with branding focused less on genetics and potency, and more on the type of activity that the consumer will engage in while enjoying the product. Strains include, Walk the Dog, Flix ‘N Chill, TGIF and Tailgate.
Peak Leaf is made for the health and wellness-focused consumer that seeks mind and body balance through reconnection with nature. The brand is inspired by the sights, sounds and smells of nature. Dried flower products are currently available in British Columbia, including Forest Rain, Alpine Breeze and Mountain Kush strains.
Sample Recreational Extracts & Edibles Products
Edible cannabis and cannabis concentrates are currently prohibited but are expected to be permitted for legal sale by October 2019, according to a statement from Health Canada.

XSCAPE
TM/MC
CANNABIS
DARK CHOCOLATE
liiv
TM/MC
ENERGY
CANNABIS
INFUSED
Net weight 16 oz
SYNR.G
TM
MC
Vape Pens
liiv
TM/MC
CANNABIS
GUMMIES

Products & Brands
Medical
For medical use, the Company offers dried flower formats, as well as several cannabis drops and encapsulated cannabis oil products. These products come in three varieties, namely, CannTrust CBD Drops, CannTrust 1:1 Drops and CannTrust THC Drops. The Company also produces similar products in capsule form using two-piece capsules that are vegan-based and do not use animal products, such as gelatin, making them more desirable for a variety of customers and patients due to possible religious or ethical reasons.
Recreational
In addition to its CannTrust medical product line, the Company has launched four adult-use brands: liiv, Synr.g, Xscape and Peak Leaf. The first three are currently available in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island. The Peak Leaf line of products is available exclusively in British Columbia. Each product line is focused on a distinct consumer segment or usage type, and the branding provides the consumer with reference points for the type of experience they will have with specific strains. We are also expanding product development and branding across other uses. With respect to pet care, we have entered a joint venture with Grey Wolf, a veterinary health company. Through this partnership, we seek to capitalize on the significant pet care market estimated at over $7 billion annually in Canada.
Facilities & Operations
We have repurposed our Vaughan Facility from a grow facility into a state-of-the-art extraction, manufacturing and packaging facility of approximately 60,000 square feet, including an in-house quality control laboratory. We also own the Niagara Facility, a commercial greenhouse facility of approximately 450,000 square feet in the Niagara region. The Niagara Facility is a state-of-the-art hydroponic greenhouse with computer controlled irrigation, co-generation and full supplemental lighting. The Niagara Facility is equipped with a perpetual harvest cropping system which produces cannabis 365 days a year and allows for a continuous work cycle, creating a steady production capacity and a more stable work environment for employees.
The Company is in the process of expanding this facility. We have completed the Phase 1 redevelopment of the Niagara Facility which is approximately 250,000 square feet and the Phase 2 expansion of approximately 200,000 square feet to which Health Canada granted a cultivation and production license. On October 24, 2018, we purchased a 19.4 acre property adjacent to the Niagara Facility and will begin construction of an additional 390,000 square foot Phase 3 expansion on that land. On January 22, 2019, we obtained all necessary permits from the Town of Pelham (where the Niagara

Facility is located) for the Phase 3 expansion, which is expected to be completed during 2020. After completion of the Phase 3 expansion, the Company expects the Niagara Facility to have a total production capacity of approximately 100,000 kg per year. The Company expects to have more than 800,000 square feet of production capacity after completion of all phases of the Niagara Facility expansion.
With 34,000 mg of cannabinoids per square foot of cultivation capacity, we can achieve a high concentration of active CBD and THC that increases the utility of cultivation per square foot. This translates to using less product to achieve the same consistent potency, allowing us to scale production more quickly. With this concentration, and manufacturing and packaging efficiencies, as of April 2019, we are able to achieve $0.83 per gram of production cost per square foot, with a total output of finished goods in excess of 10,000 units of product per day for both the medical and adult-use recreational markets. We achieve these efficiencies in dried flower production as well as in oil extracts format, which comprised 70% of medical sales in the second half of 2018. For our oils, we use the CO2 extraction method, which minimizes additional processing and related cost.
Grow Method Evolution
(1)
The approximate cost from seed to harvest is based on calculations by the industry knowledge of the Company’s management team and the future expectations of various parties.

Distribution
The Company has entered into supply agreements for adult recreational use with Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island. For medical use, we distribute to Registered Patients through direct shipment or delivery through Canada Post or Purolator. In February 2018, we launched a guaranteed same-day delivery service in the Greater Toronto Area for Registered Patients. We are committed to patients’ access to cannabis as a way to improve their lives. To that end, we have implemented a patient assistance program, CannTrust Access™. The program makes Registered Patients with household annual income of less than $30,000 eligible to receive a 30% discount. In addition, the Company is absorbing the federal government’s excise tax on medical cannabis which came into effect on October 17, 2018, such that the price of medical cannabis for customers is not affected by the tax.
In order to expand access to and distribution of our product, we have also been active in cultivating partnerships in medical, retail and product channels. We have expanded our partnership with Apotex Inc., the largest Canadian-owned generic pharmaceutical company, to develop alternate dosage formats for our medical cannabis products. Through this partnership, upon completion of clinical trials, we will apply for registration of proprietary formulations available in pharmacies and through benefit plans in the 115 countries and territories where Apotex currently distributes products. With respect to retail, we have established an exclusive partnership with Breakthru Beverage Group and its wholly-owned subsidiary,

Kindred, the top alcohol distributor in Canada. Through this partnership, CannTrust will leverage Breakthru’s experience with provincial boards and private retailers to gain access to its state-of-the-art route-to-market platform for the adult-use market. This will include access to route planning, sales tools, analytics and insights on consumer behavior and preferences to maximize CannTrust’s position in the market as adult-use expands. We have also established a partnership with National Access Cannabis, a healthcare service provider that expects to open over 135 retail stores over the next 18 months. In addition, we are in active discussions with other beverage, manufacturing, pharmaceutical, mass retail, over-the-counter and other natural health product partners.
Employees
As at December 31, 2018, we had 316 employees located at the Vaughan Facility and 269 employees located at the Niagara Facility. Given our proximity to the Greater Toronto Area, we are able to continuously attract the required talent and provide comprehensive benefits. Additionally, all employees are shareholders in the Company and are personally invested in its success and its mission to elevate consumers’ lives.
Competition
We currently have about 69,000 active patients, and have been historically successful in organically attracting and retaining our patients and physician relationships. As an established, leading licensed producer, we believe we have a competitive advantage in a variety of markets through our brand recognition, management team, quality and standardization. There are a number of existing growers of medical cannabis and new market entrants who have or will seek to obtain licensed producer status. We believe that the stringent application and compliance requirements of the Cannabis Act may prove too onerous for some of those applicants. Further, in most provinces, there is a government entity responsible for wholesale distribution from licensed producers to government or private retailers in that province. Licensed producers need to enter into supply agreements with the provincial distributors in order to be able to sell their product within that province. We believe we have a strong relationship with Health Canada and have already established these supply agreements. We are competitive in terms of pricing, are intensely focused on quality and have the proprietary genetics and variety of product offering that consumers demand.
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

PRIOR SALES
The following table summarizes the issuance by the Company of common shares and of securities that are convertible or exchangeable into common shares during the 12-month period preceding the date of this prospectus supplement.
Common Shares
Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
April 17, 2019	Common Shares(4)	$5.35	15,812
March 25, 2019	Common Shares(3)	$12.00	250
February 28, 2019	Common Shares(4)	$2.00	3,500
February 19, 2019	Common Shares(3)	$2.00	3,030
February 4, 2019	Common Shares(3)	$2.00	2,950
January 31, 2019	Common Shares(4)	$3.00	11,666
January 31, 2019	Common Shares(4)	$2.00	1,666
January 21, 2019	Common Shares(3)	$2.00	7,500
December 31, 2018	Common Shares(4)	$3.00	30,433
November 30, 2018	Common Shares(4)	$2.66	199,225
October 31, 2018	Common Shares(4)	$2.88	81,888
October 19, 2018	Common Shares(3)	$12.00	250
October 18, 2018	Common Shares(3)	$12.00	3,250
October 17, 2018	Common Shares(3)	$12.00	10,750
October 17, 2018	Common Shares(1)	$10.23	902,405
October 16, 2018	Common Shares(3)	$12.00	9,850
October 12, 2018	Common Shares(3)	$1.10	4,545
October 5, 2018	Common Shares(3)	$5.00	22,000
September 30, 2018	Common Shares(4)	$2.00	30,831
September 27, 2018	Common Shares(3)	$1.10	11,362
September 24, 2018	Common Shares(3)	$12.00	5,050
September 20, 2018	Common Shares(3)	$12.00	500
September 18, 2018	Common Shares(3)	$12.00	1,500
September 12, 2018	Common Shares(3)	$5.00	4,400
September 10, 2018	Common Shares(3)	$2.00	6,000
September 4, 2018	Common Shares(3)	$5.00	77,000
August 31, 2018	Common Shares(4)	$2.00	264,058
June 29, 2018	Common Shares(3)	$1.10	124,987
June 5, 2018	Common Shares(2)	$9.00	11,155,000
May 8, 2018	Common Shares(3)	$5.00	17,600
May 1, 2018	Common Shares(3)	$2.00	9,090
April 13, 2018	Common Shares(4)	$2.00	16,666
April 11, 2018	Common Shares(3)	$2.00	30,000
April 6, 2018	Common Shares(3)	$2.00	30,000
April 4, 2018	Common Shares(3)	$2.00	13,180
April 2, 2018	Common Shares(3)	$2.00	56,810

(1)
Issued to Breakthru.

(2)
Issued pursuant to the June 2018 Bought Deal.

(3)
Issued pursuant to the exercise of warrants.

(4)
Issued pursuant to the exercise of stock options.

Warrants
Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
October 17, 2018	Warrants(1)	(3)	2,000,000
June 5, 2018	Warrants(2)	$12.00	5,577,500

(1)
Issued to Breakthru.

(2)
Issued pursuant to the June 2018 Bought Deal.

(3)
The exercise price is equal to the 5-day volume weighted average price of the common shares on the TSX immediately prior to the date the applicable warrants are exercised, if the Company exceeds certain sales thresholds.

Options
Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
March 8, 2019	Options	$11.13	159,129
March 8, 2019	Options	$11.20	56,950
February 19, 2019	Options	$10.77	150,000
February 15, 2019	Options	$10.48	92,000
January 3, 2019	Options	$7.08	67,000
December 6, 2018	Options	$6.86	89,000
November 15, 2018	Options	$7.22	123,000
October 23, 2018	Options	$10.80	225,000
October 3, 2018	Options	$11.88	1,283,000
September 10, 2018	Options	$10.30	57,000
July 31, 2018	Options	$6.70	295,000
June 6, 2018	Options	$8.89	67,000
April 3, 2018	Options	$6.72	232,000

TRADING PRICE AND VOLUME
The common shares are listed for trading on the TSX under the symbol “TRST” and on the NYSE under the symbol “CTST”.
The following table sets forth, for the periods indicated, the monthly range of high and low trading prices per common share, as well as total monthly volumes and average daily volumes of the common shares traded on the TSX and NYSE:
	TSX			NYSE
Period	High (C$/share)	Low (C$/share)	Volume	High (US$/share)	Low (US$/share)	Volume
2018
March	9.44	7.65	6,039,410	N/A	N/A	N/A
April	7.9	5.86	8,390,080	N/A	N/A	N/A
May	10.58	7.06	16,630,260	N/A	N/A	N/A
June	9.49	7.58	18,787,850	N/A	N/A	N/A
July	8.15	6.48	8,688,970	N/A	N/A	N/A
August	11	6.28	25,248,820	N/A	N/A	N/A
September	13.48	9.06	63,400,000	N/A	N/A	N/A
October	15.5	8.1	53,840,000	N/A	N/A	N/A
November	10.47	7	35,574,910	N/A	N/A	N/A
December	8.46	5.94	23,903,550	N/A	N/A	N/A
2019
January	10.12	6.47	30,042,270	N/A	N/A	N/A
February(1)	13.20	9.55	43,379,100	10.09	8.81	8,876,600
March	13.48	10.12	50,715,580	10.17	7.58	36,013,300
April (through April 18, 2019)	10.87	9.02	22,866,640	8.17	6.74	23,294,811

(1)
CannTrust commenced trading on the NYSE on February 25, 2019. As such, the trading price and volume figures for the NYSE is for the period of February 25 – February 28, 2019.

THE SELLING SHAREHOLDERS
The Selling Shareholders for this Offering are Cannamed Financial Corp. and Cajun Capital Corporation.
The following table sets forth information with respect to the ownership of common shares by the Selling Shareholders prior to this Offering and as adjusted to reflect the completion of the Offering assuming no exercise of the Additional Shares Option.
The references to numbers and percentages common shares in the following table are computed on the basis of 105,654,860 common shares outstanding as of April 18, 2019, except where otherwise indicated.
	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering (Assuming no exercise of the Additional Shares Option)
	Common Shares	Common Shares Offered	Common Shares	Outstanding Shares (%)
Cajun Capital Corporation(1)	936,116			(3)
Cannamed Financial Corp(2)	10,535,144			(4)

(1)
Cajun Capital Corporation is a holding company which is owned by Mr. Mitchell Sanders, one of our directors.

(2)
Cannamed Financial Corp. is a holding company which is owned as to 56.81% by the Paul Family Trust, 23.86% by York Capital Funding Inc., 15.9% by Mar-risa Holdings Inc. and 3.43% by Forum Financial Corporation.

(3)
Cajun Capital Corporation owns ___% on a fully-diluted basis.

(4)
Cannamed Financial Corp. owns ___% on a fully-diluted basis.

ELIGIBILITY FOR INVESTMENT
In the opinion of Fogler Rubinoff LLP, Canadian counsel to the Company, and of Baker McKenzie LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations adopted thereunder (the “Regulations”) and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Offering, provided that the common shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE), the common shares will be, on the date of closing of the Offering, “qualified investments” under the Tax Act and the Regulations for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan”, a “registered disability savings plan” (“RDSP”) or a “tax-free savings account” (“TFSA”) as defined in the Tax Act.
Notwithstanding the foregoing, if the common shares held by a TFSA, RRSP, RRIF, RDSP or RESP are “prohibited investments” for purposes of the Tax Act, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Tax Act. The common shares will be a “prohibited investment” if the holder of a TFSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the common shares will not be a “prohibited investment” if the common shares are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold common shares in a TFSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Fogler Rubinoff LLP, Canadian counsel to the Company, and of Baker McKenzie LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires common shares pursuant to this Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Company and the Underwriters and (ii) holds the common shares as capital property (a “Holder”). The common shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder who is resident in Canada for the purposes of the Tax Act and whose common shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its common shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the market-to-market rules; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, or for whom a common share would be, a “tax shelter investment” within the meaning of the Tax Act; (v) that enters into a “derivative forward agreement”, within the meaning of the Tax Act, in respect of common shares; (vi) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident corporation for the purposes of the rules in section 212.3 of the Tax Act; or (vii) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.
This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.
Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.
This summary is not exhaustive of all possible Canadian federal income tax considerations relating to purchasing, holding or disposing of the common shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of common shares in their particular circumstances.
Residents of Canada
This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the common shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation that are designated by the corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
Dispositions of common shares
A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an common share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base to the Resident Holder of the common shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of common shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such common shares with the adjusted cost base of all other common shares (if any) held by the Resident Holder as capital property at that time.
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.
If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of common shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such common shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns common shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Other Taxes
A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a tax of 38 1/3% (refundable in certain circumstances) under Part IV of the Tax Act on dividends received, or deemed to be received, on the common shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of common shares.

Capital gains and taxable dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such resident Holders should consult their own tax advisors in this regard.
Non-Resident Holders
This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on a business in Canada (a “Non-Resident Holder”).
Dividends
A dividend paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the common shares will generally be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Not all persons who are residents of the United States will qualify for the benefits of the Convention. Non-Resident Holders are advised to consult their tax advisors in this regard.
Dispositions of Common Shares
A Non-Resident Holder who disposes of or is deemed to have disposed of a common share will not be subject to income tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder unless, at the time of disposition: (i) the common share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a common share acquired pursuant to this Offering will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that: (i) the common share is listed at that time on a designated stock exchange (which currently includes the TSX and the NYSE), and (ii) at no time during the 60 month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of  (I) the Non-Resident Holder, (II) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (III) partnerships in which the Non-Resident Holder or a person described in (II) holds a membership interest directly or indirectly through one or more partnerships; and more than 50% of the fair market value of the common share was derived directly or indirectly from one, or any combination of: (I) real or immovable property situated in Canada; (II) Canadian resource property (as defined in the Tax Act); (III) timber resource property (as defined in the Tax Act), or (IV) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Non-Resident Holders for whom the common shares are, or may be, taxable Canadian property should consult their own tax advisors.
In the case of a Non-Resident Holder that is: (i) a resident of the United States, and (ii) fully entitled to the benefits of the Convention, any capital gain realized by the Non-Resident Holder on a disposition of a common share that would otherwise be subject to tax under the Tax Act will generally be exempt from Canadian income tax pursuant to the Convention provided that the value of such common share is not derived principally from real property situated in Canada (within the meaning of the Convention).
In the event that a common share constitutes, or is deemed to constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, the income tax consequences discussed above for Resident Holders, under “Dispositions of Common Shares” will generally apply to the Non-Resident Holder but any such Non-Resident Holder should consult its own tax advisor in this regard.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS
Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the common shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as hereinafter defined) investing in the common shares.
This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire common shares in this Offering and that hold those common shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power or value), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of common shares.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of the common shares that is not a U.S. Holder.
If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner, the partnership’s direct, indirect, or constructive ownership of our equity, and the activities of the partnership. Partners in partnerships that will hold the common shares should consult their own tax advisors.
Each U.S. Holder is urged to consult its own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to acquisition, the ownership and disposition of the common shares.
Passive Foreign Investment Company Considerations
In general, a non-United States corporation will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of  “passive” income or (ii) 50% or more of its assets (determined on the basis of the quarterly average fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset, and the company's goodwill and going concern value associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the current and expected composition of our income and assets (taking into account the expected proceeds from the Offering), we do not presently expect to be a PFIC for the current taxable year. The determination of whether we are or will become a PFIC for any taxable year, however, will depend in part upon the value of our goodwill and going concern value (which will depend upon the market price of our common shares, which may be volatile). In estimating the value of our goodwill and going concern value, we have taken into account our anticipated market capitalization immediately following the close of the Offering. Among other matters, if our market capitalization is substantially less than anticipated or subsequently declines significantly, we may become a PFIC for future taxable years.
The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in the Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years.
The discussion below under “Cash Dividends and Other Distributions” and “Sale or Disposition of Common Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”
Cash Dividends and Other Distributions
Subject to the discussion under “Passive Foreign Investment Company Rules” below, to the extent there are any distributions made with respect to the common shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its common shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the common shares will constitute ordinary dividend income. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The common shares are expected to be readily tradable on an established securities market, the NYSE. We may also be eligible for the benefits for the income tax treaty between the United States and Canada. Accordingly, subject to the PFIC rules discussed below, we expect that a non-corporate U.S. Holder should qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the common shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the common shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the common shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the common shares determined in U.S. dollars. The initial tax basis of the common shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the common shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the common shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under “Passive Foreign Investment Company Rules” below, such gain or loss will be capital gain or loss and will be long-term gain or loss if the common shares have been held for more than one year, subject to the PFIC rules discussed below. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Passive Foreign Investment Company Rules
If we are a PFIC for any year during which you hold our common shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to your common shares. If such election is made, you will be deemed to have sold the common shares at their fair market value and any gain from such deemed sale would be treated as ordinary income. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your common shares with respect to which such election was made will not be treated as stock in a PFIC.
If we are a PFIC for any taxable year during which you own the common shares and you do not make a mark-to-market election or a “QEF election,” each as discussed below, you will generally be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Any distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as excess distributions. Under these rules:

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the excess distribution or gain will be allocated ratably over your holding period for the common shares;

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the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be taxed as ordinary income; and

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the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the resulting tax will be subject to an interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Cash Dividends and Other Distributions.”
If we are a PFIC for any taxable year during which you own the common shares and any of our non-United States subsidiaries or other entities in which we directly or indirectly own equity interests is also a PFIC or a lower-tier PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules and will be subject to U.S. federal income tax according to the PFIC rules described above on (i) excess distributions by a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if you owned such shares directly, even though you have not received the proceeds of those distributions or dispositions. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
In certain circumstances, in lieu of being subject to the general tax treatment for PFICs discussed above, you may elect out of the excess distribution rules discussed above by making a mark-to-market election, provided that such stock is “regularly traded” on a “qualified exchange.” The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities Exchange Commission, or on a foreign exchange or market that is a qualified exchange, as defined in U.S. Treasury regulations. The mark-to-market election may be available to U.S. Holders of common shares if the common shares are listed on the NYSE, which constitutes a qualified exchange, and are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter.
If you make an effective mark-to-market election, you will include in ordinary income any gain you recognize in a taxable year that we are a PFIC, in an amount equal to the excess of the fair market value of your common shares at the end of the taxable year over your adjusted tax basis in the common shares. You will be entitled to deduct as an ordinary loss in each such taxable year the excess of your adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make an effective mark-to-market election, distributions paid on common shares will be treated as discussed under “Cash Dividends and Other Distributions” above. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years during which we are a PFIC unless the common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. We may own interests in lower-tier PFICs for which a mark-to-market election, as a technical matter, may not be available. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You are urged to consult your tax advisor about the availability of the mark-to-market election if we are a PFIC, and whether making the election would be advisable in your particular circumstances, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, you may be able to avoid taxation under the excess distribution rules described above by electing to treat us (and each lower-tier PFIC) as a “qualified electing fund,” or QEF, for each of the taxable years during your holding period that we are a PFIC. We intend to determine our PFIC status at the end of each taxable year and notify the U.S. Holders of our determination. In addition, we intend to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and upon written request, will endeavor to provide to you, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing the information necessary for you to make a QEF election with respect to us (and, subject to the following paragraph, any of our subsidiaries which are lower-tier PFICs). We may elect to provide such information on our website. However, there can be no assurances that we will make the necessary information available to you.
Upon written request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
You are urged to consult your own tax advisors regarding the procedure for making a QEF election, including the complex rules relating to potential late QEF elections.
If you make a QEF election, you will be currently taxable on your pro rata share of the QEF's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no dividend distributions were received. The QEF’s net deficits or net capital losses for a taxable year would not be passed through to you, however. Any distributions we make out of our earnings and profits that were previously included in your income under the QEF election would not be taxable to you. Your tax basis in your ADSs or ordinary shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in your income. In addition, you will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and your adjusted tax basis in the common shares as determined in U.S. dollars. You will not be currently taxed on the ordinary income and net capital gain of a QEF for any year that the QEF is not a PFIC.
For any taxable year that we are treated as a PFIC with respect to a U.S. Holder, the holder will generally be required to file Form 8621 with the U.S. Internal Revenue Service. Significant penalties are imposed for failure to file such form, and the failure to file such form may suspend the running of the statute of limitations on the entire return.
You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, including the possibility and advisability of making a mark-to-market or QEF election.
Information Reporting Requirements and Backup Withholding
Information reporting to the U.S. Internal Revenue Service may be required with respect to payments on the common shares and proceeds of the sale, exchange or redemption of the common shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (and if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the Internal Revenue Service.

Foreign Financial Asset Reporting
Certain U.S. Holders are generally required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The common shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.
THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES.

UNDERWRITING
Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and RBC Dominion Securities Inc. are acting as representatives (collectively, the “Representatives”) of each of the underwriters named below (collectively, the “Underwriters”). Subject to the terms and conditions set forth in the Underwriting Agreement, dated,    2019, among us, the Selling Shareholders and the Underwriters, we and the Selling Shareholders have agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from us and the Selling Shareholders, the number of common shares set forth opposite its name below.
Underwriter	Number of Common Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
RBC Dominion Securities Inc.
Jefferies LLC
Canaccord Genuity LLC
Total

The Offering is being made concurrently in the United States and in each of the provinces of Canada, excluding the province of Québec. The common shares will be offered in the United States through those Underwriters who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the Underwriters. The common shares will be offered in each of the provinces of Canada, excluding the province of Québec, through those Underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, or such other registered dealers as may be designated by the Underwriters, may offer the common shares outside of the United States and Canada.
Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the Underwriting Agreement if any of these common shares are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.
The obligations of the Underwriters under the Underwriting Agreement are subject to customary conditions, including the delivery of certain documents and legal opinions and the condition that any of the following shall not have occurred: (i) a material adverse change, in the judgment of the Representatives, to the condition, financial or otherwise, or in the earnings business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (ii) any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of this Offering or to enforce contracts for the sale of the common shares, (iii) if trading in any securities of the Company has been suspended or materially limited by the SEC, any Canadian securities regulatory authority, the TSX or the NYSE, (iv) if trading generally on the TSX or the NYSE has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, the Financial Industry Regulatory Authority (“FINRA”) or any other governmental authority, (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States, or (vi) if a banking moratorium has been declared by either U.S. Federal, Canadian or New York authorities.

We and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.
The Underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions and those described above. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Underwriters propose to offer the common shares initially at the Offering Price stated on the cover page of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the common shares offered by this prospectus supplement at that price, the initially stated Offering Price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated Offering Price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the common shares is less than the gross proceeds paid by the Underwriters to Company or the Selling Shareholders.
Commissions and Discounts
The Representatives have advised us and the Selling Shareholders that the Underwriters propose initially to offer the common shares to the public at the Offering Price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of  $   per common share. After the initial offering, the Offering Price, concession or any other term of the Offering may be changed.
The following table shows the Offering Price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the Underwriters of their option to purchase additional common shares.
	Per Share	Without Option	With Option
Offering Price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$
The expenses of the Offering, not including the underwriting discount, are estimated at $    and are payable by us. We have also agreed to pay the reasonable fees and disbursements of counsel to the Underwriters in connection with the review by FINRA of the terms and sale of the common shares of up to $35,000.
Option to Purchase Additional Shares
We and the Selling Shareholders have granted an option to the Underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to     additional common shares at the Offering Price, less the underwriting discount. If the Underwriters exercise this option, each will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We and the Selling Shareholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly
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offer, pledge, sell or contract to sell any common shares,

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sell any option or contract to purchase any common shares,

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purchase any option or contract to sell any common shares,

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grant any option, right or warrant for the sale of any common shares,

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request or demand that we file or make a confidential submission of a registration statement related to the common shares, or

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enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
New York Stock Exchange and Toronto Stock Exchange Listings
Our common shares are listed on the NYSE under the symbol “CTST” and the TSX under the symbol “TRST.” The Company has applied to list the common shares issuable under this Offering on the NYSE and the TSX. Listing on the NYSE and the TSX is subject to the Company fulfilling all of the requirements of the NYSE and the TSX, respectively.
The initial Offering Price will be determined through negotiations among us, the Selling Shareholders and the Representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial Offering Price are
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the valuation multiples of publicly traded companies that the Representatives believe to be comparable to us,

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our financial information,

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the history of, and the prospects for, our Company and the industry in which we compete,

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an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

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the present state of our development, and

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the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the Offering the shares will not trade in the public market at or above the initial Offering Price.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the common shares is completed, SEC rules may limit Underwriters and selling group members from bidding for and purchasing our common shares. However, the Representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.
In connection with the Offering, the Underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of common shares than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional common shares described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the Underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The Underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of shares of common shares made by the Underwriters in the open market prior to the completion of the Offering.
The Underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to exceptions as permitted by such rules and policy statements and UMIR. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR, relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.
Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The Underwriters may conduct these transactions on the NYSE, the TSX, in the over-the-counter market or otherwise.
Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the Offering, certain of the Underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Other than in the United States and the provinces of Canada, except the province of Québec, no action has been taken by us that would permit a public offering of the common shares in any jurisdiction where action for that purpose is required. The common shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with this Offering be distributed or published in any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any jurisdiction in which such an offer or solicitation is unlawful.
Bermuda
The common shares may not be marketed, offered or sold directly or indirectly to the public in Bermuda and neither this prospectus supplement nor any other offering material or advertisements in connection with this Offering or information contained herein relating to the Offering may be supplied to the public in Bermuda or used in connection with or constitute any offer for the subscription or sale of the common shares to the public in Bermuda.
Cayman Islands
This prospectus supplement does not constitute an offer or invitation to the public in the Cayman Islands to subscribe for shares.

LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Fogler Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP, and on behalf of the Underwriters by Baker & McKenzie LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Troutman Sanders LLP and on behalf of the Underwriters by Latham & Watkins LLP. As of the date of this prospectus supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of each of Fogler Rubinoff LLP, Goldman, Spring, Kichler & Sanders LLP and Baker & McKenzie LLP respectively as a group, beneficially own directly and indirectly, less than one percent of the Company’s outstanding securities of or the securities of our associates or affiliates.

INDEPENDENT AUDITORS
The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this prospectus supplement, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by them.
The Financial Statements have been audited by KPMG LLP, Chartered Accountants, (“KPMG”). KPMG were appointed as the auditors of the Corporation effective December 21, 2018. KPMG have advised that they are independent in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
The Company’s audited consolidated financial statements for the year ended December 31, 2017 have been audited by RSM Canada LLP (formerly Collins Barrow LLP), Chartered Accountants (“RSM”). RSM was independent in accordance with the auditor’s code of professional conduct of the Chartered Professional Accountants of Ontario up to the date of the Notice of Change of Auditor on December 21, 2018.
The Financial Statements have been included and incorporated by reference into this prospectus supplement, and the Company has filed the written consents of the independent auditors named in the related audit report.

WHERE YOU CAN FIND MORE INFORMATION
The Company is subject to the full informational requirements of the securities commissions or similar regulatory authority in the provinces of Canada, except Québec. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company intends to file with the applicable Canadian provincial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this prospectus supplement.
The Company has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this prospectus supplement forms a part. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference into this prospectus supplement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement” in the shelf prospectus. Statements included or incorporated by reference in this prospectus supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Company is subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, the Company files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada, other than Québec, on SEDAR at www.sedar.com.

U.S. ENFORCEMENT OF CIVIL LIABILITIES
The Company exists under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Further, each of the Selling Shareholders is formed, incorporated or organized outside the United States, and all or a substantial portion of their assets is located outside the United States. The Company has appointed an agent for service of process in the United States. As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, and the Selling Shareholders who reside principally in Canada, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, and the Selling Shareholders based upon United States federal securities laws.
In the United States, the Company filed with the SEC, concurrently with the Registration Statement of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed C T Corporation System, 1015 15th Street, NW, Suite 1000, Washington, District of Columbia 20005, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of securities under this prospectus supplement.

TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is TSX Trust Company at its principal office in Toronto, Ontario. The co-transfer agent for the common shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.
PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of the Company’s directors, namely Robert Marcovitch and John Kaden, reside outside of Canada, and they have appointed the following agent for service of process: Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, Toronto, ON, M5K 1G8.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if such person has appointed an agent for service of process.

INDEX TO FINANCIAL STATEMENTS
CannTrust Holdings Inc.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm CannTrust Holdings Inc.
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
CannTrust Holdings Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of CannTrust Holdings Inc. (the Company) as of December 31, 2018, and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively apply the change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to biological asset transformation, as described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.
Other matter
Another auditor audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. In their auditors’ report dated March 29, 2018, they expressed an unmodified audit opinion on those consolidated financial statements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Report of Independent Registered Public Accounting Firm CannTrust Holdings Inc.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2018.
Vaughan, Canada
March 27, 2019

CannTrust Holdings Inc.
Consolidated Statements of Financial Position
As at December 31
(in Canadian dollars)
	Notes	2018	2017
Assets
Current
Cash		$9,022,821	$17,961,043
Short term investments	7	63,023,908	201,538
Harmonized sales tax recoverable		1,492,110	2,636,710
Inventory	8	35,389,490	10,959,022
Biological assets	8	10,502,579	9,843,690
Accounts receivable		6,151,604	160,383
Prepaid expenses		2,859,039	2,465,506
Total current assets		128,441,551	44,227,892
Investments	18	10,661,932	156,073
Restricted cash	7	100,000	100,765
Property and equipment	9	62,208,905	33,963,685
Financial assets	11	901,350	—
Total Assets		202,313,738	78,448,415
Liabilities
Current
Accounts payable and accrued liabilities		12,806,458	6,579,997
Current portion of promissory note	6	200,000	200,000
Current portion of mortgage	12	3,790,610	—
Total current liabilities		16,797,068	6,779,997
Promissory note	6	600,000	800,000
Mortgage	12	9,457,876	—
Deferred tax	19	1,433,000	—
Total Liabilities		28,287,944	7,579,997
Shareholders’ Equity
Share capital	13	207,061,423	104,824,215
Share-based payment reserve		8,714,188	2,272,302
Warrants reserve	15	11,393,687	3,361,789
Deficit		(53,143,504)	(39,589,888)
Total Shareholders’ Equity		174,025,794	70,868,418
Total Liabilities and Shareholders’ Equity		$202,313,738	$78,448,415

The accompanying notes are an integral part of the consolidated financial statements.

CannTrust Holdings Inc.
Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
For the Years Ended December 31
(in Canadian dollars)
	Notes	2018	2017
			(Restated) (Note 5)
Gross revenue	22	$48,390,103	$20,697,764
Excise duty		(2,744,960)	—
Net revenue		45,645,143	20,697,764
Cost of goods sold	5	19,690,162	7,680,234
Gross profit, before changes in fair value of biological assets	5	25,954,981	13,017,530
Fair value changes in biological assets included in inventory sold	5	17,301,866	8,929,308
Unrealized gain on changes in fair value of biological assets	5,8	(27,840,156)	(19,891,851)
Gross profit		36,493,271	23,980,073
Expenses
Amortization	9	2,169,281	964,396
General and administrative	17	9,014,467	3,636,808
Marketing and promotion		7,274,454	198,858
Salaries and benefits		9,823,942	3,853,314
Selling and shipping costs		8,971,434	3,803,056
Share based compensation	14	8,056,451	2,310,678
Operating expenses		45,310,029	14,767,110
(Loss) income from operations		(8,816,758)	9,212,963
Mortgage interest expense		(478,169)	(260,203)
Interest income		790,123	—
Accretion expense	12	(208,842)	(233,716)
Transaction costs	6	—	(204,282)
Other (loss) income	18	(2,033,700)	143,060
(Loss) on equity accounted investment	18	(385,110)	(147,056)
Impairment loss on assets	10	(988,160)	—
Loss on revaluation of derivative liability		—	(1,625,336)
(Loss) income before income taxes		(12,120,616)	6,885,430
Deferred income tax expense	19	1,433,000	—
Net (loss) income and comprehensive (loss) income		$(13,553,616)	$6,885,430
Weighted average number of common shares – basic		99,282,045	76,876,971
Weighted average number of common shares – diluted		99,282,045	80,526,105
Earnings (loss) per share – basic	13	(0.14)	0.09
Earnings (loss) per share – diluted	13	(0.14)	0.09

The accompanying notes are an integral part of the consolidated financial statements.

CannTrust Holdings Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)
		Share Capital		Share-based payment reserve	Warrants reserve	Deficit	Total
	Notes	Number of – common shares	Amount – common shares
Balance, December 31, 2016		67,995,919	$53,916,169	$—	$3,027,398	$(46,475,318)	$10,468,249
February 2017 Private Placement	13	510,000	1,020,000	—	25,168,200	—	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement		—	—	—	499,169	—	499,169
Warrant issuance costs		—	—	—	(2,068,245)	—	(2,068,245)
March 2017 Share issuance on exercise of convertible debt	13	644,264	877,497	—	—	—	877,497
March 2017 Exercise of warrants	13	1,000,000	1,845,919	—	(545,919)	—	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand	13	1,068,161	1,068,161	—	—	—	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing	13	75,000	150,000	—	—	—	150,000
April 2017 Share issuance in lieu of services	13	100,000	200,000	—	—	—	200,000
August 2017 Share issuance on automatic conversion of convertible debt	13	2,885,354	4,062,606	—	—	—	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants	13	12,584,100	23,099,955	—	(23,099,955)	—	—
September 2017 Exercise of warrants	13	4,963	9,716	—	(4,257)	—	5,459
November 27, 2017 Exercise of stock options	13	25,000	88,376	(38,376)	—	—	50,000
November 30, 2017 Private Placement	13	4,000,000	18,447,465	—	—	—	18,447,465
November 2017 Warrants issued as partial consideration for Private Placement	13	—	—	—	396,741	—	396,741
Exercise of broker warrants	13	13,504	38,351	—	(11,343)	—	27,008
Share-based compensation	14	—	—	2,310,678	—	—	2,310,678
Net income and comprehensive income		—	—	—	—	6,885,430	6,885,430
Balance, December 31, 2017		90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
Exercise of stock options	13,14	798,101	3,445,256	(1,614,565)	—	—	1,830,691
Exercise of warrants	13,15	1,127,159	2,206,754	—	(966,879)	—	1,239,875
Exercise of broker warrants	13,15	719,556	2,862,769	—	(749,158)		2,113,611
Units issued in bought deal	13,15	12,057,405	93,722,429	—	9,747,935	—	103,470,364
Share-based compensation	14	—	—	8,056,451	—	—	8,056,451
Net loss and comprehensive loss		—	—	—	—	(13,553,616)	(13,553,616)
Balance, December 31, 2018		105,608,486	$207,061,423	$8,714,188	$11,393,687	$(53,143,504)	$174,025,794

The accompanying notes are an integral part of the consolidated financial statements.

CannTrust Holdings Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)
	Notes	December 31, 2018	December 31, 2017
			(Restated) (Note 5)
Operating Activities
Net (loss) income		$(13,553,616)	$6,885,430
Items not effecting cash
Amortization	9	4,080,759	2,217,381
Accretion expense	12	208,842	233,716
Biological assets fair value adjustment expensed to cost of sales		17,301,866	8,929,308
Unrealized gain on changes in fair value of biological assets		(27,840,156)	(19,891,851)
Loss on equity accounted investment	18	385,110	147,056
Loss on revaluation of investment	18	2,087,912	—
Loss on revaluation of derivative liability		—	1,625,336
Interest (income) expense, net of interest income		(311,954)	205,664
Expenses settled with inventory		—	70,280
Expenses settled with issuance of common shares		—	135,000
Deferred income taxes		1,433,000	—
Share-based compensation		8,056,451	2,310,678
		(8,151,786)	2,867,998
Changes in non-cash working capital
Harmonized sales tax recoverable		1,144,600	(2,539,718)
Inventory and biological assets		(13,857,744)	(3,529,771)
Accounts receivable		(5,414,749)	(77,210)
Prepaid expenses		(393,533)	(1,967,531)
Accounts payable and accrued liabilities		6,226,461	4,744,686
Cash flows used in operating activities		(20,446,751)	(501,546)
Investing Activities
Purchase of property and equipment	9	(33,019,302)	(23,993,811)
Disposal of property and equipment		—	136,235
Acquisition of Greenhouse and related assets	6	—	(6,500,000)
Interest received		213,651	54,539
Purchase of investments and financial assets	11,18	(13,880,231)	(283,816)
Purchase of short term investments		(200,984,420)	(900,000)
Redemption of short term investments		138,162,050	700,000
Cash flows used in investing activities		(109,508,252)	(30,786,853)
Financing Activities
Proceeds from warrant private placement, net of issue costs		—	43,613,330
Proceeds from exercise of warrants	13	3,353,486	1,332,467
Proceeds from exercise of stock options	13	1,830,691	50,000
Proceeds from mortgage, net of costs	12	13,279,638	—
Proceeds from share issuance, net of costs	13,15	103,470,364	—
Repayment of mortgage	12	(239,994)	—
Repayment of promissory note	6	(200,000)	—
Interest paid		(478,169)	(566,500)
Restricted cash held as collateral on credit card financing		765	(75,000)
Cash flows provided by financing activities		121,016,781	44,354,297
Net (decrease) increase in cash		(8,938,222)	13,065,898
Cash, at beginning of period		17,961,043	4,895,145
Cash, at end of period		$9,022,821	$17,961,043

See notes 6, 12, 13 and 15 for non-cash financing.
The accompanying notes are an integral part of the consolidated financial statements.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)
1. NATURE OF OPERATIONS
Nature of Operations
CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a company incorporated under the Business Corporations Act (Ontario)(“OBCA”) on March 16, 2015. The Company is the parent company of CannTrust Inc., an OBCA company incorporated on August 16, 2013, Elmcliffe Investments Inc., an OBCA company incorporated on October 31, 2013 and Elmcliffe Investments [No. 2] Inc., an OBCA company incorporated on August 9, 2018. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, an OBCA company incorporated on May 4, 2015, 50% of the outstanding shares of O Cannabis We Stand on Guard for Thee Corporation, an OBCA company, and 50% of the outstanding shares of Greytrust Inc., an OBCA company. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”, and the New York Stock Exchange, under the trading symbol “CTST”. The registered head office of the Company is located at 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.
The Company is a licensed producer and distributor of medical and recreational cannabis in Canada pursuant to the federal Cannabis Act and its regulations (the “Cannabis Act”) which came into force on October 17, 2018. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015. On October 17, 2018, the Company commenced sale of recreational cannabis for adult use under the Cannabis Act.
On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various greenhouse and related assets located in the regional municipality of Niagara, Ontario. The Company received its Health Canada Sales License for its Niagara Facility in February 2018.
2. BASIS OF PRESENTATION
Basis of Preparation
The consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value, as detailed in the Company’s accounting policies.
Statement of Compliance
These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on March 27, 2019.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

2. BASIS OF PRESENTATION – (continued)

Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany transactions and balances have been eliminated. 0
Entity	Jurisdiction	Relationship	Ownership %	Accounting Treatment
CannTrust Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Elmcliffe Investments Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Elmcliffe Investments [No. 2] Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Greytrust Inc.	Ontario	Joint Venture	50%	Equity Investment
Cannabis Coffee and Tea Pod Company Ltd.	Ontario	Joint Venture	50%	Equity Investment
O Cannabis We Stand On Guard for Thee Corporation	Canada	Joint Venture	50%	Equity Investment
Cannatrek Ltd.	Australia	Investment	20%	Equity Investment
Stenocare A/S	Denmark	Investment	19%	Equity Investment
Grey Wolf Animal Health	Ontario	Investment	6%	Equity Investment
Functional Currency Translation
All figures presented in these consolidated financial statements and notes thereto are reflected in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit or loss.
Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated used the exchange rate at the date of the transaction.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Cash
Cash includes cash on deposit at banking institutions and cash held in trust.
b. Short-term investments
Short-term investments are comprised of GIC’s with terms to maturity of between three and twelve months or can be redeemed without penalty within 12 months from issuance.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

c. Property and equipment
Property and equipment are measured at historical cost, which is the purchase price as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, less accumulated amortization and impairment losses if applicable. Amortization is provided using the following methods and terms:
Greenhouse and improvements	Straight-line	20 years
Buildings	Straight-line	20 years
Leasehold improvements	Straight-line	5 – 10 years
Production Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Vehicles	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	1 year
Property and equipment’s estimated residual value, useful life and amortization method are reviewed at the end of each reporting period and adjusted if necessary. When parts of an item of property and equipment have different useful lives, they are accounted for as separate components of property and equipment.
Gains or losses on the disposal of an item of property and equipment are determined by comparing the proceeds from the disposal with the carrying amount of the asset and are recognized in profit or loss.
d. Impairment of Property and Equipment
Property and equipment are reviewed for impairment at the end of each reporting period and tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of property and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized through profit or loss. Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of amortization) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized through profit and loss.
e. Intangible Assets
Intangible assets consist of exclusive rights to proprietary genetics. Intangible assets are recorded at cost less accumulated amortization. Rights are amortized on a straight-line basis in accordance with the substance of the agreements. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 3(d).

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

f. Investment in Joint Venture
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in a joint venture are accounted for using the equity method and are initially recognized at cost. The entire carrying amount of the investment is tested for impairment annually.
Under the equity method, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income less distributions of the joint venture.
The Company’s share of its joint venture’s post-acquisition profits or losses is recognized in the statement of net income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.
If the Company’s share of losses of a joint venture equals or exceeds its interest in the joint venture, the Company does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.
g. Business Combinations
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period may not exceed one year from the acquisition date.
h. Leases
Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.
i. Revenue Recognition
Revenue is recognized when control of the goods has transferred to the purchaser and the collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Revenues are recorded net of

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

discounts and incentives but inclusive of freight. Excise taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of revenue.
j. Biological Assets
The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell, which becomes the initial basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. The Company capitalizes all direct and indirect costs relating to the production of biological assets during the reporting period. Unrealized gains or losses arising from changes in fair value less cost to sell during the reporting period are included in the gross margin as “Unrealized gain on changes in fair value of biological assets” in the statement of net income and comprehensive income.
During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The previous accounting policy was to expense these costs to cost of goods sold as incurred. The change in accounting policy was adopted retrospectively as reflected in the restated income statement year ended December 31, 2017. See note 5 for the impact of the voluntary change in accounting policy.
The direct and indirect costs related to biological assets that are capitalized include direct costs of i) supplies/nutrients/materials, ii) salaries for personnel directly involved in growing cannabis plants, iii) utilities, iv) rent of co-generation equipment and v) depreciation of equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) depreciation of facility and common fixed assets and v) supervision salaries.
k. Inventory
Inventory is valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest, which becomes deemed cost. Any subsequent post-harvest direct and indirect costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are initially recorded at cost. When the inventory is sold the capitalized costs are expensed through “Cost of goods sold” and the fair value adjustment on inventory sold is expensed through “Fair value changes in biological assets included in inventory sold”.
The direct and indirect costs related to inventory that are capitalized include direct costs of i) supplies/materials, ii) salaries for personnel directly involved in production post harvest, iii) utilities, and iv) depreciation of manufacturing and packaging equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) quality control and testing costs, v) depreciation of facility and common fixed assets and vi) supervision salaries.
l. Share Capital
An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs. For unit offerings, the Company has adopted the relative fair value method with respect to measurement of shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair values of the components. The fair value of the warrants is estimated using the Black-Scholes option valuation model.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

m. Share Issuance Costs
Costs incurred in connection with the issuance of share capital are netted against the proceeds received, net of tax. Costs related to the issuance of share capital and incurred prior to issuance are recorded as deferred share issuance costs and subsequently netted against proceeds when they are received. If the share issuance is no longer expected to be completed the share issuance costs are recognized in profit or loss.
n. Research and Development
Research costs are expensed as incurred and are included in general and administrative expenses in the statement of net income and comprehensive income. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized through profit and loss as incurred.
o. Income Taxes
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.
Deferred tax is provided using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.
Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded in the consolidated financial statements if realization is considered probable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the year that the rate changes.
p. Share-based Payments for Non-employees
In situations where equity instruments are issued to non-employees, shares issued are recognized at the fair value of services or goods received by the entity. In situations where some or all of the goods or services received by the entity as consideration cannot be estimated reliably, they are measured at the fair value of the equity instrument granted. The fair value of the equity-settled share-based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.
q. Share-based Compensation — Employees
The Company has an employee stock option plan (“ESOP”) in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing valuation model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Upon exercise stock of options, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received. Any revisions are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income such that the cumulative expense reflects the revised estimate.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

r. Earning/Loss per Share
The Company presents basic and diluted earnings (loss) per share for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. When the effect of all outstanding warrants or options are anti-dilutive during a year when the Company incurs a loss or when the exercise price exceeds market price, diluted earnings (loss) per share does not differ from basic earnings (loss) per share.
s. Financial Instruments
IFRS 9 was issued by the IASB on July 24, 2014 and replaced IAS 39. IFRS 9 uses a single approach to determine whether a financial instrument is measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. The Company has adopted this new standard as of its effective date on a retrospective basis without restatement. The effective date of this standard was January 1, 2018. The Company notes there was no impact on other comprehensive income or deficit from transition to IFRS 9. The new classification and measurement of the Company’s financial instruments are as follows:
i. Amortized Cost
This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Accounts receivables, accounts payables and mortgage payables are classified in this category are measured at amortized cost using the effective interest method.
ii. Fair value through profit or loss (“FVTPL”)
This category includes quoted equity instruments and debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.
iii. Fair value through other comprehensive income (“FVOCI”)
This category includes quoted equity instrument are subsequently measured at fair value with changes in fair value recognized in other comprehensive income. When an equity instrument is derecognized, the cumulative gain or loss previously recognized in OCI is not reclassified to profit and loss. Dividend income from equity instruments are not recognized in profit and loss. The Company does not have any financial assets measured at FVOCI as of December 31, 2018.
	IAS 39 Classification	IFRS 9 Classification
Cash and Cash equivalents	FVTPL	FVTPL
Short term investments	FVTPL	FVTPL
Marketable Securities	Available for sale	FVTPL
Accounts receivables	Amortized Cost	Amortized Cost
Other receivables	Amortized Cost	Amortized Cost
Other financial assets	Available for sale	FVTPL
Accounts payable and Accrued liabilities	Amortized Cost	Amortized Cost
Promissory note	Amortized Cost	Amortized Cost
Mortgage	Amortized Cost	Amortized Cost

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

iv. Impairment of financial assets
Under IFRS 9, the Company is required to apply an expected credit loss “ECL” model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and did not note any material differences. As a result, no incremental impairment loss has been recognized upon transition.
t. Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed to by the parties.
u. Segment Reporting
A segment is a component of the Company that i) engages in business activities from which it may earn revenue and incur expenses, ii) whose operating results are reviewed by the board of directors and iii) for which discrete financial information is available. Throughout the years ended December 31, 2018 and December 31, 2017, the Company operated in one segment, the production and sale of wholesale and medicinal cannabis in Canada.
v. New Standards Adopted in Current Year
•
Amendment to IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendment became effective for the Company on January 1, 2018 and did not have an impact on its consolidated financial statements.

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

•
IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 became effective for the Company on January 1, 2018 and did not have a material impact on its consolidated financial statements.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

w. New Accounting Standards to be Adopted in the Future
At the date of authorization of these consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted.
•
IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company intends to adopt IFRS 16 for the annual beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS 16 recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated. The Company has completed an assessment of the impact on its consolidated financial statements. Based on this assessment, the Company expects to recognize right of use assets and lease liabilities for its operating leases of property and equipment of approximately $1.5 million to $2 million. The Company is currently committed to a future lease of  $61,975,680, once initiated, will constitute a lease under IFRS 16 and the equipment will be recorded within property and equipment, with a corresponding lease liability recognized.

•
IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company anticipates IFRIC 23 will have no significant impact.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant judgments include the following:
(i)
Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 18.

(ii)
The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income. Refer to Note 19.

(iii)
Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Finite-lived intangible assets are comprised of exclusive rights to proprietary genetics. Amortization is provided on a straight-line basis. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Refer to Note 10.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS – (continued)

(iv)
Plants that are in pre-harvest are considered biological assets and are recorded at fair value less cost to sell at their point of harvest. Direct and indirect pre-harvest costs are capitalized to biological assets, and as they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain on changes in fair value of biological assets is recognized. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as Cost of goods sold, including the fair value changes in biological assets included in inventory sold. Cost of goods sold includes all capitalized direct and indirect pre-harvest production costs and capitalized post-harvest direct and indirect costs relevant to inventory sold in the period. Fair value changes in biological assets prior to harvest included in inventory sold includes the non-cash gain on changes in fair value of biological assets related to inventory sold. Refer to Note 8.

Significant estimates include the following:
(i)
Valuation of net assets acquired in acquisition. Refer to Note 6.

(ii)
The valuation of inventory at the lower of cost and net realizable value. Refer to Note 8.

(iii)
The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 8.

(iv)
The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 9.

(v)
Inputs used in option valuation models used for valuation of warrants and options. Refer to Note 14 and 15.

(vi)
Inputs used in valuation model used for valuation of the financial assets. Refer to Note 11.

5. CHANGE IN ACCOUNTING POLICY
During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. See note 3 (j). The previous accounting policy was to expense these costs to cost of goods sold during the period in which they were incurred.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

5. CHANGE IN ACCOUNTING POLICY – (continued)

These costs are capitalized to biological assets and transferred to inventory upon harvest. The capitalized costs attributable to pre-harvest costs are then expensed to cost of goods sold when the related inventory is sold. The Company believes the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. There is no impact on the gross profit, net (loss) income and comprehensive (loss) income, basic and diluted earnings (loss) per share, the statement of financial position, the statement of changes in equity and cash flows used in operating activities as the change in cost of goods sold and amortization expensed to cost of goods sold is offset by the change in fair value changes in biological assets included in inventory sold and unrealized gain on changes in the fair value of biological assets. The impact of the change in accounting policy on each line item of the financial statements is shown in the table below:
	Year ended December 31, 2018			Year ended December 31, 2017
Statement of Net (loss) income and Comprehensive (loss) income	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Cost of goods sold	$19,690,162	$25,864,840	$(6,174,678)	$7,680,234	$9,017,787	$(1,337,553)
Amortization expensed to cost of sales	—	—	—	—	1,252,985	(1,252,985)
Gross profit, before the unrealized gain on changes in fair value of biological assets	25,954,981	19,780,303	6,174,678	13,017,530	10,426,992	2,590,538
Fair value changes in biological assets included in inventory sold	17,301,866	23,432,761	(6,130,895)	8,929,308	11,302,969	(2,373,661)
Unrealized gain on changes in fair value of biological assets	(27,840,156)	(40,145,729)	12,305,573	(19,891,851)	(24,856,050)	4,964,199
Gross profit	$36,493,271	$36,493,271	$—	$23,980,073	$23,980,073	$—

	Year ended December 31, 2018			Year ended December 31, 2017
Statement of Cash Flows	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Operating Activities
Items not affecting cash:
Biological assets expensed to cost of sales	$17,301,866	$23,432,761	$(6,130,895)	$8,929,308	$11,302,969	$(2,373,661)
Unrealized gain on changes in fair value of biological assets	(27,840,156)	(40,145,729)	12,305,573	(19,891,851)	(24,856,050)	4,964,199
Changes in non-working capital
Inventory and biological assets	(13,857,744)	(7,683,066)	(6,174,678)	(3,529,771)	(939,233)	(2,590,538)
Cash flow used in operating activities	$(20,446,751)	$(20,446,751)	$—	$(501,546)	$(501,546)	$—

6. ACQUISITION
On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

6. ACQUISITION – (continued)

Health Canada Approved Cannabis growth facility. With this purchase the Company enhanced its ability to serve the Canadian and International Medicinal Cannabis markets and the Adult Recreational market in Canada which became legal on October 17, 2018. The Company received its Health Canada Sales License for this facility on February 12, 2018.
The Company has allocated the purchase price as follows:
Assets	Allocation
Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:
Cash Consideration	$6,500,000
Promissory note(a)	1,000,000
Total	$7,500,000

(a)
As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of  $1,000,000 payable over 5 years in 5 consecutive annual payments of  $200,000. The first payment of  $200,000 was made in January 2018.

The following table reflects a continuity of the Company’s promissory note:
	December 31, 2018	December 31, 2017
Carrying amount, January 1	$1,000,000	$—
Issuance of promissory note	—	1,000,000
Repayment of promissory note	(200,000)	—
Carrying amount	$800,000	$1,000,000
less: Current portion of promissory note	(200,000)	(200,000)
Non-Current portion of promissory note	$600,000	$800,000

Costs incurred related to the acquisition totaled $204,282 which are included in 2017 transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this acquisition.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

7. RESTRICTED CASH AND SHORT-TERM INVESTMENTS
	December 31, 2018	December 31, 2017
Short-term investment – GIC(i)	$63,023,908	$201,538
Restricted cash – GIC held as collateral(ii)	100,000	100,765
Total restricted cash and short-term investments	$63,123,908	$302,303

(i)
The investment is a one-year GIC, redeemable every 30 days, held with a large Canadian financial institution at fixed interest rate of 1.6%. The GIC is redeemable without penalty after 30 days.

(ii)
The Company has a letter of credit with a large Canadian financial institution for $100,000. A one-year GIC for $100,000 is held on collateral. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments.

8. INVENTORY AND BIOLOGICAL ASSETS
The Company’s biological assets consist of seeds and cannabis plants. The Company’s biological assets are comprised of:
	December 31, 2018	December 31, 2017*
Carrying amount, January 1	$9,843,690	$2,320,093
Seeds used	(9,656)	(979)
Changes in fair value less costs to sell due to biological transformation	27,840,156	19,891,851
Production costs capitalized	12,305,573	4,964,199
Transferred to inventory upon harvest	(39,477,184)	(17,331,474)
Carrying amount	$10,502,579	$9,843,690

*
Costs have been reallocated between production costs capitalized and changes in fair value less costs to sell due to biological transformation for the year ended December 31, 2017.

	December 31, 2018	December 31, 2017
Carrying amount of seeds	$15,660	$25,316
Carrying amount of live plants	10,486,919	9,818,374
Carrying amount	$10,502,579	$9,843,690

The valuation of biological assets is based on a market approach where the fair value at the point of harvest is estimated based on selling price less costs to sell. Biological assets are presented at their fair value less costs to sell up to the point of harvest. Because there is no actively traded commodity market for plants and dried product, the valuation of the biological assets is obtained using valuations techniques where the inputs are based upon unobservable market data and are classified as level 3 in the fair value hierarchy. There have been no transfers between levels.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

8. INVENTORY AND BIOLOGICAL ASSETS – (continued)

To determine fair value the Company:
•
counts the number of plants on hand at the end of the period and multiplies the number of plants by the expected yield in grams per plant and the expected selling price per gram;

•
deducts costs remaining to complete the harvest and selling costs from the expected selling price; and

•
applies a discount rate based on the number of days that the Company expects it will take to sell the yield from the biological assets.

The significant assumptions used in determining the fair value of cannabis plants are:
•
stages of plant growth (days remaining until the point of harvest);

•
wastage of plants based on their various stages of growth;

•
expected yield by plant;

•
expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);

•
percentage of costs incurred to date compared to the expected costs to be incurred in order to estimate fair value of an in-process plant; and

•
expected number of days to sell the yield from biological assets

All of the plants are to be harvested as cannabis and were on a weighted average, based on expected yield, of 58% from harvest (the percentage of days remaining until the point of harvest) as at December 31, 2018 (December 31, 2017 – 52%). The average number of days from the point of propagation to the day of harvest is 112 days.
The Company estimates the harvest yields for the plants at various stages of growth. At December 31, 2018, it is expected that the Company’s biological assets will yield, net of waste, approximately 13,926,974 grams (December 31, 2017 – 1,911,972 grams) of biological produce, with net selling prices ranging from $2.92 to $12.00 per gram. The selling price is determined based on historical net selling prices for medical sales and the wholesale price for projected recreational sales giving a weighted average selling price of $4.50 per gram of harvested cannabis and $1.28 per gram of harvested cannabis trim. The cost remaining to complete the harvest and selling costs range from $0.61 to $2.46 per gram with a weighted average of $1.54 per gram. The expected number of days to sell the yield from biological assets will not result in a significantly higher or lower fair value measurement.
The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that (i) a 10% decrease in selling prices would result in a $2,071,058 (December 31, 2017 – $1,261,124) decrease in the fair value of the biological assets and (ii) a 10% decrease in yield would result in a $1,050,258 (December 31, 2017 – $574,665) decrease in the fair value of the biological assets. Other unobservable inputs are less variable and will not result in significantly higher or lower fair value measurement.
Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at December 31, 2018, the Company held 4,471,032 grams of dry cannabis (December 31, 2017 – 626,935) and 6,887,849 grams of extracts (December 31, 2017 – 977,186).

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

8. INVENTORY AND BIOLOGICAL ASSETS – (continued)

Inventory is comprised of the following items:
	Dried Cannabis	Extracts	Other	December 31, 2018
Accessories	$—	$—	$52,458	$52,458
Packaging and supplies	—	—	443,520	443,520
Work-in-Progress	11,306,993	16,505,412	—	27,812,405
Finished Goods	4,095,610	2,985,497	—	7,081,107
Total Inventory	$15,402,603	$19,490,909	$495,978	$35,389,490

	Dried Cannabis	Extracts	Other	December 31, 2017
Accessories	$—	$—	$116,974	$116,974
Packaging and supplies	—	—	137,500	137,500
Work-in-Progress	3,355,635	3,942,789	—	7,298,424
Finished Goods	1,279,339	2,126,785	—	3,406,124
Total Inventory	$4,634,974	$6,069,574	$254,474	$10,959,022

9. PROPERTY AND EQUIPMENT
	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	Total
Balance at December 31, 2016	$—	$2,796,356	$—	$4,815,487	$650,109	$8,261,952
Additions	484,507	170,568	16,528,144	13,965,236	345,356	31,493,811
Disposals	—	—	(90,000)	(46,235)	—	(136,235)
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Accumulated Amortization
Balance at December 31, 2016	$—	$(612,441)	$—	$(1,968,502)	$(471,569)	$(3,052,512)
Amortization	—	(290,359)	(293,922)	(1,833,009)	(186,041)	(2,603,331)
Balance at December 31, 2017	$—	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Carrying Amounts
Balance at December 31, 2016	$—	$2,183,915	$—	$2,846,985	$178,540	$5,209,440
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	675,333	3,360,622	25,158,539	2,501,273	1,323,535	33,019,302
Balance at December 31, 2018	$1,159,840	$6,327,546	$41,596,683	$21,235,761	$2,319,000	$72,638,830
Accumulated Amortization
Balance at December 31, 2017	$—	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	—	(424,341)	(1,116,348)	(2,661,805)	(571,588)	(4,774,082)
Balance at December 31, 2018	$—	$(1,327,141)	$(1,410,270)	$(6,463,316)	$(1,229,198)	$(10,429,925)
Carrying Amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at December 31, 2018	$1,159,840	$5,000,405	$40,186,413	$14,772,445	$1,089,802	$62,208,905

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

9. PROPERTY AND EQUIPMENT – (continued)

As at December 31, 2018, $693,323 (December 31, 2017 – $385,950) of amortization from the current period remains capitalized to ending inventory. During the twelve months ended December 31, 2018, inventory expensed to cost of goods sold included amortization of  $1,948,666 (December 31, 2017 – $1,252,985).
10. IMPAIRMENT
The impairment loss was recognized in relation to the intangible assets recognized during the year ended December 31, 2018 for rights to proprietary genetics. Included in the carrying amount is the cost paid for the rights to the proprietary genetics and development costs related to the acquisition of the genetics. Management considers it no longer viable for these genetics to be used in production, and the rights cannot be transferred to another party. The Company recognized an impairment loss of  $988,160 reducing the carrying value to $Nil.
11. FINANCIAL ASSETS
	December 31, 2018	December 31, 2017
Carrying amount, January 1	$—	$—
Convertible Debenture(i)	750,000	—
Received Warrants on purchase of shares(ii)	151,350	—
Carrying amount	$901,350	$—

(i)
On December 20, 2018, the Company made an additional investment of  $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share.

(ii)
As part of the issue of shares (see note 18 (vi)), the Company received 6,400,000 warrants exercisable to purchase 6,400,000 shares of Cannatrek at $0.40 a share. The total considerations paid was allocated to common shares and warrants in the amounts of  $5,887,050 and $151,350.

The warrants were valued at $151,350 at the grant date using a Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 80%; (iii) average risk-free rate of 2.09%; (iv) share price of  $0.19; (v) forfeiture rate of 0%; and (vi) expected life of 1.17. The change in fair value between the grant date and December 31, 2018 was not significant. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in volatility would result in a $19,119 decrease in the valuation of the warrants and a 5% decrease in share price would result in a $19,640 decrease in the valuation of the warrants.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

12. MORTGAGE
The following table reflects a continuity of the Company’s mortgage payable:
	December 31, 2018	December 31, 2017
Carrying amount, January 1	$—	$—
Advance of mortgage financing (net of costs)	9,529,638	—
Second advance of mortgage financing (net of costs)	3,750,000
Accretion expense	208,842	—
Mortgage payments	(239,994)	—
Carrying amount	$13,248,486	$—
Less: current portion of mortage	(3,790,610)	—
Non-current portion of mortgage	$9,457,876	$—

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company. The first advance has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the first portion of the mortgage is 9.09%.
On December 27, 2018 the Company secured $3,750,000 being a second advance of mortgage financing. The second advance has a one-year term and an amortization period of nineteen years and two months bearing an annual interest rate of 5.45% with a maturity date of December 27, 2019. The effective interest rate of the second portion of the mortgage is 5.6%.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

13. SHARE CAPITAL
The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.
	Share Capital
	Number of Common Shares	Amount – Common shares
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement(i)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt(ii)	644,264	877,497
March 2017 Exercise of warrants(iii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (iv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing(v)	75,000	150,000
April 2017 Share issuance in lieu of services(vi)	100,000	200,000
August 2017 Share issuance on automatic conversion of convertible debt(vii)	2,885,354	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants(viii)	12,584,100	23,099,955
September 2017 Exercise of warrants(ix)	4,963	9,716
November 27, 2017 Exercise of stock options(x)	25,000	88,376
November 30, 2017 Private Placement(xi)	4,000,000	18,447,465
Exercise of broker warrants(xii)	13,504	38,351
Balance, December 30, 2017	90,906,265	104,824,215
Balance, December 31, 2017	90,906,265	$104,824,215
Exercise of stock options(xiii)	798,101	3,445,256
Exercise of warrants(xiv)	1,127,159	2,206,754
Exercise of broker warrants(xv)	719,556	2,862,769
Units Issued(xvi)	12,057,405	93,722,429
Balance, December 30, 2018	105,608,486	$207,061,423

(i)
On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of  $2.00 per share for gross proceeds of  $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(ii)
On March 6, 2017, $600,000 of convertible debt with a total carrying value of  $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(iii)
On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of  $1,300,000. The carrying value of the warrants were $545,919.

(iv)
On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

13. SHARE CAPITAL – (continued)

(v)
As consideration for the special warrant subscription, the Company issued 75,000 common shares to the Agent on March 16, 2017. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(vi)
On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of the services received and invoices.

(vii)
On August 17, 2017, $3,040,919 of convertible debt and related derivative liability with a total carrying value of  $3,929,639 and $132,967 in accrued interest were converted into common shares, in connection with the Company listing on the Canadian Securities Exchange, at $1.10 per share resulting in the issuance of 2,885,354 common shares.

(viii)
On August 17, 2017, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2 per share at a carrying value of  $23,099,955, in connection with the Company listing on the Canadian Securities Exchange. There were no proceeds from the conversion of Special Warrants to common shares.

(ix)
On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds of  $5,459. The carrying value of the warrants was $4,257.

(x)
On November 27, 2017, 25,000 stock options were exercised at $2.00 per share for gross proceeds of $50,000.

(xi)
On November 30, 2017, the Company issued, on a private placement basis, 4,000,000 common shares at $5.00 per share for the gross proceeds of  $20,000,000. The Company’s Agent for the private placement was paid an Agent’s Fee of  $1,100,000 and was issued Broker Warrants equaling 5.5% of the number of common shares issued as part of the private placement. Total transaction costs for the private placement were $1,552,535.

(xii)
During the year ended December 31, 2017, 13,504 warrants were exercised to purchase 13,504 common shares at $2.00 per share for gross proceeds $27,008. The carrying value of the warrants was $11,343.

(xiii)
During the twelve months ended December 31, 2018, 798,101 stock options were exercised at a weighted average strike price of  $2.29 per share for gross proceeds of  $1,830,690. The carrying value of the options was $1,614,565.

(xiv)
During the twelve months ended December 31, 2018, 1,127,159 warrants were exercised to purchase 1,127,159 common shares at $1.10 per share for gross proceeds of  $1,239,875. The carrying value of the warrants was $966,879.

(xv)
During the twelve months ended December 31, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of  $1,134,812. The carrying value of the warrants was $476,508. 121,000 broker warrants were exercised to purchase 121,000 common shares at $5.00 broker warrants per share for gross proceeds of  $605,000. The carrying value of the warrants was $218,207. 31,150 broker warrants were exercised to purchase 31,150 common shares at $12.00 per share for gross proceeds of  $373,800. The carrying value of the warrants was $54,442.

(xvi)
On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of  $100,395,000. There were transaction costs for the bought deal of  $6,156,239. Each unit issued consisted of one common share and one-half of one common share purchase warrant (see Note 15(v)). The total net proceeds of the bought deal were allocated to Common Share Capital and

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

13. SHARE CAPITAL – (continued)

Warrants in the amounts of  $84,490,826 and $9,747,935 respectively. On October 17, 2018, the Company finalized a partnership with Kindred Partners Inc., a wholly-owned subsidiary of Breakthru Beverage Group (“Breakthru”). Breakthru purchased 902,405 common shares of the Company at $10.23 per share for proceeds of  $9,231,603. In addition, Breakthru was issued warrants to purchase up to an additional 2,000,000 common shares.
Each warrant is exercisable to acquire one Common Share at an exercise price per share equal to the 5-day volume weighted average price on the TSX immediately prior to the date the applicable warrants are exercised if the Company exceeds certain sales thresholds. The warrants are valued at $Nil as the strike price will approximate the share price when exercised.
Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings (loss) per share amounts are presented in the table below:
	Year ended
	December 31, 2018	December 31, 2017
Numerator – basic and diluted earnings per share:
Net (loss) income and comprehensive (loss) income	$(13,553,616)	$6,885,430
Denominator – basic earnings per share:
Weighted average number of shares – basic	99,282,045	76,876,971
Denominator – diluted earnings per share:
Stock Options*	—	1,218,015
Warrants*	—	2,431,119
Weighted average number of shares – diluted	99,282,045	80,526,105
Earnings (loss) per share – basic	$(0.14)	$0.09
Earnings (loss) per share – diluted	$(0.14)	$0.09

*
Stock options and warrants were excluded from the weighted average number of shares as they were anti-dilutive for the year ended December 31, 2018.

14. STOCK OPTION PLAN
The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establishes expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares. The following is a summary of the changes in the Company’s ESOP options during the period:

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

14. STOCK OPTION PLAN – (continued)

	Options issued	Weighted Average exercise price
December 31, 2016	—	$—
Options granted	3,670,500	3.40
Options forfeited	(119,500)	2.11
Options exercised	(25,000)	2.00
December 31, 2017	3,526,000	$3.45
December 31, 2017	3,526,000	$3.45
Options granted	2,854,500	8.17
Options forfeited	(1,467,836)	5.38
Options exercised	(798,101)	2.29
December 31, 2018	4,114,563	$7.59

The weighted average fair value of common shares issued during the year ended December 31, 2018 was $9.28 at time of exercise of options.
The following is a summary of the outstanding stock options as at December 31, 2018.
Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (years)	Exercise Price per share	Number Exercisable	Exercise Price per share
1,270,722	8.7	$0.00 – $3.50	520,702	$0.00 – $3.50
429,841	9.2	$3.51 – $6.72	46,831	$3.51 – $6.72
634,000	9.3	$6.73 – $9.00	96,317	$6.73 – $9.00
1,780,000	9.7	$9.01 – $11.88	425,000	$9.01 – $11.88
4,114,563	9.3	$7.59	1,088,850	$6.26
For the year ended December 31, 2018, the Company recorded $8,056,451 (December 31, 2017 – $2,310,678) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. In determining the amount of share-based compensation for the year ended December 31, 2018, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:
Risk-free interest rate	2.30% – 2.82%
Expected life of options (years)	2.5 – 6.4
Expected annualized volatility	79% – 87%
Expected dividend yield	Nil
Forfeiture rate	6.00%
Exercise price (per share)	$6.70 – $11.88
Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

14. STOCK OPTION PLAN – (continued)

have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.
15. RESERVE FOR WARRANTS
The following table reflects the continuity of warrants:
	Number of Warrants	Number of common shares to be issued on exercise of warrants	Amount	Weighted average exercise price	Weighted average remaining life in years
December 31, 2016	1,654,801	3,654,798	$3,027,398	$1.21	1.76
February 2017 Private Placement	12,584,100	12,584,100	23,099,955	2.00
February 2017 Warrants issued as partial consideration for Private Placement	594,390	594,390	499,169	2.00	1.13
March 2017 Exercise of warrants	(2)	(1,000,000)	(545,919)	1.30
August 2017 Share issuance on automatic conversion of Special Warrants	(12,584,100)	(12,584,100)	(23,099,955)	2.00
September 2017 Exercise of warrants	(4,963)	(4,963)	(4,257)	1.10	2.64
November 30, 2017 Warrants issued as partial consdieration for Private Placement	220,000	220,000	396,741	5.00	1.92
Exercise of broker warrants	(13,504)	(13,504)	(11,343)	2.00	1.13
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
Exercise of warrants(i)	(1,127,159)	(1,127,159)	(966,879)	1.10
Exercise of broker warrants(ii)	(567,406)	(567,406)	(476,508)	2.00
Exercise of broker warrants(iii)	(121,000)	(121,000)	(218,207)	5.00
Exercise of broker warrants(iv)	(31,150)	(31,150)	(54,443)	12.00
Warrants issued as partial consideration of Bought Deal(v)	5,577,500	5,577,500	9,747,935	12.00	1.43
December 31, 2018	6,181,507	7,181,506	$11,393,687	$9.60	1.38

(i)
During the year ended December 31, 2018, 1,127,159 warrants were exercised to purchase 1,127,159 common shares at $1.10 per share for gross proceeds of  $1,239,875. The carrying value of the warrants was $966,879.

(ii)
During the year ended December 31, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of  $1,134,812. The carrying value of the warrants was $476,508.

(iii)
During the year ended December 31, 2018, 121,000 broker warrants were exercised to purchase 121,000 common shares at $5.00 per share for gross proceeds of  $605,000. The carrying value of the warrants was $218,207.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

15. RESERVE FOR WARRANTS – (continued)

(iv)
During the year ended December 31, 2018, 31,150 broker warrants were exercised to purchase 31,150 common shares at $12.00 per share for gross proceeds of  $373,800. The carrying value of the warrants was $54,443.

(v)
On June 5, 2018, the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of  $100,395,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of  $12.00 per share, subject to adjustment in certain events, until June 5, 2020. In the event that the daily volume weighted average trading price of the Common Shares exceeds $18.00 for 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company has the right to accelerate the expiry date of the warrants upon providing not less than 15 trading days’ notice of such acceleration. The warrants were valued at $9,747,935 at the grant date using a weighted average value derived from a Black-Scholes pricing model that is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. Transaction costs and agent’s fee of  $636,793 were netted against the warrants. The following assumptions were used in the valuation: a) expected dividend yield of 0%; b) average expected volatility of 68 – 89%; c) average risk-free rate of 1.26 – 1.91%; d) share price of  $8.89; e) forfeiture rate of 0% and; f) expected life of 0.25 – 2 years.

The weighted average fair value of common shares issued on exercise of warrants during the year ended December 31, 2018 was $9.30 at the time of exercise.
16. COMMITMENTS
The Company’s commitments consist of the following:
	Leases	Marketing	Total
2019	$4,055,054	$2,545,461	$6,600,515
2020	3,436,577	—	3,436,577
2021	3,407,940	—	3,407,940
2022	3,407,940	—	3,407,940
2023	3,382,177	—	3,382,177
Beyond	46,998,224	—	46,998,224
Total	$64,687,912	$2,545,461	$67,233,373
On March 7, 2018, the Company executed a long-term non-cancellable lease agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Greenhouse Facility. As part of the agreement, the Company is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under
IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred. Additionally, the Company has a lease commitment until November 30, 2023 for the rental of the head office and production facilities.
The Company entered into service contract with Breakthru to provide development of a route-to-market platform for the Company’s products in the wholesale market. Additionally, the Company has entered into a service contract with Adobe to provide advertising cloud services for a one-year term.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

17. RELATED PARTY TRANSACTIONS
Key Management and Director Compensation
During the year ended December 31, 2018, the compensation of key management and directors of the Company totaled $2,008,468 (December 31, 2017 – $1,223,773), and consisted of salaries, bonuses, and director fees. There were 1,920,000 (December 31, 2017 – 2,427,000) stock options valued at $6,421,254 (December 31, 2017 – $6,620,570) issued to key management and directors during the year ended December 31, 2018. There were 699,999 (December 31, 2017 – 25,000) stock options valued at $1,243,136 (December 31, 2017 – $88,376) exercised by key management and directors during the year ended December 31, 2018. There were 1,180,001 (December 31, 2017 – Nil) stock options valued at $4,439,950 (December 31, 2017 – Nil) forfeited by key management and directors during the year ended December 31, 2018. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.
During the year ended December 31, 2018, the Company incurred $320,000 (December 31, 2017 – $378,674) of management fees to related parties, of which $26,667 (December 31, 2017 – $26,667) was unpaid and included in accounts payable at December 31, 2018. During the year ended December 31, 2018, the Company incurred legal fees of  $839,156 (December 31, 2017 – $549,387) relating to corporate services provided by a firm at which a director of the Company is a partner.
Other Related Party Transactions
During the year ended December 31, 2018, the Company transacted with its associate Stenocare (see Note 18 (iv)). The Company sold cannabis extracts to Stenocare in the amount of  $170,336.
During the year ended December 31, 2018, the Company transacted with its joint venture O’Cannabis (see Note 18 (iii)). The Company incurred $46,443 of expenses for services provided by O’Cannabis.
All intercompany eliminations have been made with regards to these transactions.
18. INVESTMENTS
	Investment Balance at December 31, 2017	Investment and Advances	Share of Net Loss	Changes in Fair value	Investment Balance at December 31, 2018
CCTP(i)	$156,073	$104,027	$(88,631)	$—	$171,469
GWAH(ii)	—	1,000,000	(115,186)	—	884,814
O’Cannabis(iii)	—	500,000	—	—	500,000
Stenocare(iv)	—	487,804	(140,623)	—	347,181
NAC(v)	—	5,000,000	—	(2,087,912)	2,912,088
Cannatrek(vi)	—	5,887,050	(40,670)	—	5,846,380
	$156,073	$12,978,881	$(385,110)	$(2,087,912)	$10,661,932

(i)
On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. During the twelve-month period ended December 31, 2018, CCTP had a net loss and comprehensive loss after tax of  $177,262 (December 31,

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

18. INVESTMENTS – (continued)

2017 – $294,112) of which $88,631 (December 31, 2017 – $147,056) was the Company’s share. The Company’s interest in CCTP was recorded as an equity accounted investment of  $171,469 as at December 31, 2018 (December 31, 2017 – $156,073).
As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein.
Accordingly, on January 22, 2018 the Company and the other party to CCTP, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of CCTP in which the Company has no economic interest. In exchange CCTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:
a)
marijuana being legalized federally in the United States of America, and/or

b)
the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)
the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)
control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.
(ii)
On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health (“GWAH”) to form the joint venture, Greytrust. Both the Company and GWAH obtained 50% ownership of Greytrust and each had the right to appoint one member of the Board of Directors of Greytrust. The cost of the investment was nominal. Greytrust will develop and distribute medical cannabis Animal Healthcare products. As part of the investment, the Company had received 4,321,800 warrants exercisable to purchase 4,321,800 common shares of GWAH at $1.10 per share.

On August 14, 2018, the Company executed an agreement to purchase 769,231 common shares of GWAH at $1.30 per share for a total of  $1,000,000. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The Company’s share of the net losses as at December 31, 2018 is $115,186.
On December 20, 2018, the Company made an additional investment of  $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share.
(iii)
On October 5, 2018, the Company acquired a 50% interest in the joint venture, O’Cannabis, a telemedicine service provider for gross proceeds of  $500,000. The Company is entitled to appoint two out of four board members of O’Cannabis. The transactions of O’Cannabis had no material impact on the Company’s consolidated financial statements as of December 31, 2018. The investment is accounted for using the equity method.

(iv)
On March 8, 2018, the Company obtained a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. Stenocare is licensed to produce and sell cannabis

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

18. INVESTMENTS – (continued)

products in Denmark. The cost of the investment was nominal. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S (“Stenocare”). On October 15, 2018, as part of Stenocare’s initial public offering, the Company purchased 272,727 common shares of Stenocare for $487,804. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post IPO, the Company’s ownership decreased from 25% to 19% of the common shares outstanding of Stenocare. The Company is entitled to nominate three out of six board members of Stenocare. During the year ended December 31, 2018, Stenocare had a net loss and comprehensive loss after tax of  $740,120 of which $140,623 was the Company’s share. The investment is accounted for using the equity method.
(v)
On October 26, 2018, the Company invested $5 million in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol META. The Company also committed an additional investment of  $10 million, contingent on NAC achieving specific performance targets. The Company owns approximately 3% of the outstanding common shares of NAC. The investment is initially measured at fair value. Subsequently, the investment is measured at the fair value through profit and loss.

(vi)
On October 26, 2018, the Company entered into a strategic partnership with an Australian licensed producer, Cannatrek Ltd (“Cannatrek”). As part of the partnership, the Company made an investment of  $6,038,400 for a 6,400,000 shares or 19.8% stake in Cannatrek, with an option to maintain this percentage through any future share issuances up to and including Cannatrek completing an initial public offering. In addition, the Company had received 6,400,000 options at an exercise price of  $0.40. The total considerations paid was allocated to common shares and warrants in the amounts of $5,887,050 and $151,350. The Company is entitled to appoint one out of five board members of Cannatrek. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The Company’s share of net losses is $40,670 as at December 31, 2018.

19. INCOME TAXES
The components of income tax provision include:
	2018	2017
Current	—	—
Deferred	1,433,000	—
Income tax provision	1,433,000	—

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

19. INCOME TAXES – (continued)

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2017 – 26.5%) to the effect effective tax rate is as follows:
	2018	2017
(Loss) income before income taxes	(12,120,616)	6,885,430
Combined statutory tax rate	26.5%	26.5%
Theoretical tax recovery	(3,211,963)	1,824,639
Non-deductible expense:
Stock based compensation	2,134,960	612,330
Loss on equity accounted investments	102,054	38,970
Meals and entertainment	22,960	—
Changes in unrecognized deferred tax assets	808,625	(3,238,475)
Prior year adjustment	1,408,490	889,157
Other	167,874	(126,621)
Income tax expense	1,433,000	—

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
	2018	2017
Deferred tax assets
Non-capital losses carried forward	4,702,681	4,453,360
Property, plant and equipment	1,651,542	606,812
Investments	553,015	—
Share issuance costs	—	120,817
Deferred tax liabilities
Inventory	(6,074,373)	(5,180,989)
Biological assets	(2,265,865)	—
Net deferred tax liability	(1,433,000)	—

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:
	2018	2017
Non-capital losses carried forward	4,788,034	208,267
Share issuance costs	6,424,709	—
	11,212,743	208,267

For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future year’s taxable income. The losses carried forward of  $22,533,999, which begin to expire starting 2031.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

20. FINANCIAL INSTRUMENTS
Financial Risk Management Objectives and Policies
The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company’s financial targets while protecting its future financial security and flexibility.
Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.
A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:
Interest Rate Risk
Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the mortgage is limited due to the fact that that it has a fixed rate.
As at December 31, 2018, the Company had $63,023,908 (December 31, 2017 – $201,538) in short-term investments held with a large Canadian financial institution. The Company’s short-term investments consist of GICs which have a fixed rate of interest and can be redeemed every 30 days without penalty. The Company redeems amounts as required to fund its ongoing working capital requirements. There is minimal interest rate risk associated with the instrument. The Company has fixed rate debt, which subjects it to interest rate price risk.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at December 31, 2018, the Company had accounts payable and accrued liabilities, the current portion of promissory note and the current portion of mortgage of  $16,797,068 (December 31, 2017 – $6,779,997), and cash, short-term investments, HST recoverable and accounts receivable of $79,690,443 (December 31, 2017 – $20,959,674) to meet its current obligations.
The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis.
In addition to the commitments disclosed in Note 16, the Company is obligated to the following contractual maturities of undiscounted cash flows:
As at December 31, 2018	Total	Year 1	Year 2 – 3	Years 4 and after
Accounts payable and accrued liabilities	$12,806,458	$12,806,458	$—	$—
Mortgage	13,248,486	3,790,610	9,457,876	—
Promissory note	800,000	200,000	400,000	200,000
Total	$26,854,944	$16,797,068	$9,857,876	$200,000

Credit Risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the majority of the Company’s sales are typically paid at the time of transaction or are to government bodies.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

20. FINANCIAL INSTRUMENTS – (continued)

The carrying amount of cash and cash equivalents, short-term investments, restricted cash and accounts receivable represents the maximum exposure to credit risk. At December 31, 2018, this amounted to $78,298,333 (December 31, 2017 – $18,423,729). Since the inception of the Company, no losses have been suffered in relation to cash at the bank.
Fair Value Disclosures
Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.
The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.
The promissory note payable is non-interest bearing and its fair value approximates its carrying value.
The Company uses quoted prices in active markets to determine the fair value of marketable securities. The fair value of marketable securities is based upon the level 1 hierarchy inputs.
The carrying value and fair value of the mortgage is as follows:
As at December 31, 2018	Carrying Value	Fair Value
Mortgage	$13,248,486	$13,518,501
The Company uses the Government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the mortgage payable is based upon level 2 fair value hierarchy inputs.
The following table summarizes the valuation techniques and the impact of significant unobservable inputs to fair value measurement of level 3 financial instruments:
Financial Asset/Liability	Valuation Method	Significant Unobservable inputs	Impact of unobservable inputs to fair value
Cannatrek Warrants	Black-Scholes option pricing Model	Share price	Increase/decrease in share price will result in an increase/decrease in fair value.
21. CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to:
•
Maintain a capital structure that allows it to finance its growth strategy with cash flows from operations;

•
Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•
Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.
The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the year ended December 31, 2018.

CannTrust Holdings Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(in Canadian dollars)

22. REVENUE
The following table disaggregates revenue by major source:
Canadian Medical	Year ended
	December 31, 2018	December 31, 2017
Medical
Dried Cannabis	$11,130,996	$8,500,837
Extracts	22,936,664	11,291,635
Other	1,202,786	905,292
	$35,270,446	$20,697,764

Wholesale	Year ended
	December 31, 2018	December 31, 2017
Dried Cannabis	$8,060,510	$—
Extracts	776,435	$—
Other	1,537,752	$—
	$10,374,697	$—
Total	$45,645,143	$20,697,764

Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada, excluding the province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.   This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the United States Securities and Exchange Commission and with securities commissions or similar authorities in Canada.   Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8, telephone (647) 872-2300, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.
New Issue and Secondary Offering March 18, 2019
SHORT FORM BASE SHELF PROSPECTUS
CANNTRUST HOLDINGS INC.
$700,000,000
COMMON SHARES
WARRANTS
SUBSCRIPTION RECEIPTS
UNITS
DEBT SECURITIES
This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by CannTrust Holdings Inc. (“CannTrust”, or the “Company”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $700,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities; (iv) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities; (v) debt securities of the Company which may or may not be converted into other Securities (“Debt Securities” and together with the Common Shares, Warrants, Subscription Receipts and Units, the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to the financial statements of United States issuers.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because CannTrust is a corporation existing under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
You should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.
The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the offering price, whether the Common Shares are being offered for cash, the identity of any selling securityholders and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; (iv) in the case of Units, the number of Units being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered; and (v) in the case of the Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, and limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions, security (if any) applicable to such Debt Securities and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will or expects to receive, and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TRST” and on the New York Stock Exchange (the “NYSE”) under the symbol “CTST” (which trading on the NYSE commenced on February 25, 2019). On March 15, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $11.89 and on the NYSE was US$8.88.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.
You should only rely on the information contained in this Prospectus. The Company has not authorized anyone to provide you with information different from that contained in this Prospectus.
Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.
The Company’s head office and registered office is located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

i

GENERAL MATTERS
Unless otherwise noted or the context indicates otherwise, the “Company”, “CannTrust”, “we”, “us” and “our” refers to CannTrust Holdings Inc. together with its subsidiaries, and “CannTrust Opco” refers to CannTrust Inc., a wholly-owned subsidiary of CannTrust Holdings Inc. The terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”). Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from United States generally accepted accounting principles.
Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be part of this Prospectus or incorporated by reference into this Prospectus and should not be relied upon for the purpose of determining whether to invest in the Securities.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.
The following table sets forth, for each period indicated, the high, low and average exchange rates for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada. The exchange rates below are based on the Bank of Canada daily exchange rate. The average exchange rate is calculated by using the average of the Bank of Canada daily exchange rates on the last day of each month during the relevant period.
	Quarter Ended September 30, 2018	Fiscal Year Ended December 31, 2018	Fiscal Year Ended December 31, 2017	Fiscal Year Ended December 31, 2016
Low	$1.2905	$1.2288	$1.2128	$1.2536
High	$1.3255	$1.3642	$1.3743	$1.4559
Average	$1.3070	$1.2957	$1.2986	$1.3253
End	$1.2945	$1.3642	$1.2545	$1.3427
On March 15, 2019, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was US$1.00 = C$1.3342.

FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included or incorporated by reference in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:
•
the performance of the Company’s business and operations;

•
the intention to grow the business, operations and potential activities of the Company;

•
the ongoing and proposed expansion of the Company’s facilities, its costs and receipt of necessary regulatory approvals to complete such expansion and increase production and sale capacity;

•
the expected growth in the number of recreational users and patients using the Company’s cannabis;

•
the expected growth in the number of recreational users and patients using the Company’s cannabis oil extracts and related products;

•
the expected growth in the Company’s growing and cannabis oil extraction capacity;

•
the ability to successfully develop new products and obtain required regulatory approvals;

•
the methods used by the Company to deliver medical cannabis and cannabis oil extract related products;

•
the competitive conditions of the industry;

•
the applicable laws, regulations and any amendments thereof;

•
the competitive and business strategies of the Company;

•
the grant and impact of any licence or supplemental licence to conduct activities with cannabis and/or cannabis oil extracts or any amendments thereof;

•
the anticipated future gross revenues and profit margins of the Company’s operations; and

•
the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. All forward-looking statements reflect management’s beliefs and assumptions based on information at the time the assumption was made. These forward-looking statements are not based on historical facts but rather management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities.
Certain of the forward-looking statements contained herein and in the documents incorporated by reference herein concerning the cannabis industry and the general expectations of CannTrust concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by CannTrust using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which CannTrust believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While CannTrust is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.
By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose.
Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Investors in the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with investing in the Securities.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
We are subject to informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian requirements and, in accordance therewith, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada, other than Québec, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES
The Company exists under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.
As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.
In the United States, the Company has filed with the SEC, concurrently with CannTrust’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed C T Corporation System, 1015 15th Street, NW, Suite 1000, Washington, District of Columbia 20005, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.
Robert Marcovitch and John Kaden are directors who reside outside of Canada and they have appointed the following agent for service of process: Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, Toronto, ON, M5K 1G8. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces in Canada, excluding Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com and www.sec.gov.
The following documents, filed by the Company with certain securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any subsequently filed document that is also incorporated by reference in this Prospectus:
(a)
the annual information form (the “AIF”) of the Company for the fiscal year ended December 31, 2017, dated March 29, 2018;

(b)
the Company’s audited consolidated financial statement for the years ended December 31, 2017 and 2016, together with the independent auditors’ reports thereon and the notes thereto, as amended;

(c)
the Company’s management’s discussion and analysis for the year ended December 31, 2017;

(d)
the Company’s unaudited interim financial statement for the three and nine months ended September 30, 2018;

(e)
the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2018;

(f)
the management information circular of the Company dated April 12, 2018 in connection with the annual meeting of shareholders of the Company to be held on May 22, 2018;

(g)
the material change report dated February 12, 2018 related to the Company’s receipt of a Health Canada Sales Licence for the 250,000 square foot Phase 1 of its greenhouse production facility in the Niagara Region;

(h)
the material change report dated May 15, 2018 related to the Company entering into an agreement with a syndicate of underwriters for a bought deal offering of an aggregate of 8,350,000 units of the Company at a price of  $9.00 per unit for aggregate gross proceeds of  $75,150,000, including an over-allotment option (the “2018 Offering”);

(i)
the material change report dated May 16, 2018 related to the entering into of a revised agreement with a syndicate of underwriters for the 2018 Offering for an aggregate of 9,700,000 units of the Company at a price of  $9.00 per unit for aggregate gross proceeds of  $87,300,000;

(j)
the material change report dated June 5, 2018 related to the closing of the 2018 Offering for an aggregate of 11,155,000 units of the Company, with the exercise of the over-allotment option, at a price of  $9.00 per unit for aggregate gross proceeds of  $100,395,000;

(k)
the material change report dated October 4, 2018 related to the appointment of Peter Aceto as the Company’s Chief Executive Officer; and

(l)
the material change report dated February 19, 2019 related to the appointment of Greg Guyatt as the Company’s Chief Financial Officer.

Any documents of the type referred to in paragraphs (a)-(l) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.
Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this

Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of  “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.
One or more Prospectus Supplements containing the specific terms for an issue of Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.
The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS
The following is a summary of information about CannTrust and does not contain all the information about CannTrust that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and notes thereto and management’s discussion and analysis, that are incorporated by reference into and are considered to be part of this Prospectus.
Corporate Structure
CannTrust Opco was incorporated under the OBCA on August 16, 2013 as 2384634 Ontario Inc. CannTrust Opco filed articles of amendment on September 4, 2013 to change its name to Cannamed Pharma Inc. On November 25, 2014, CannTrust Opco filed articles of amendment to change its name to CannTrust Inc.
CannTrust Holdings Inc. was incorporated under the Business Corporations Act (Ontario) (“OBCA”) on March 16, 2015. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for common shares (“Common Shares”) of CannTrust Holdings Inc., resulting in CannTrust Opco becoming a subsidiary of the Company. On November 30, 2016, the Company filed articles of amendment to remove the transfer restrictions on the Common Shares and to remove the private company restrictions. Our head and principal executive offices are located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.
Intercorporate Relationships
The following table sets out the corporate group of the Company as of the date of this Prospectus, including the governing jurisdiction of the various entities:
(1)
Cannabis Coffee & Tea Pod Company Ltd. (“CCTPC”) is held by CannTrust on a 50-50 basis with a wholly-owned subsidiary of Club Coffee L.P. (“Club Coffee”). Effective December 15, 2017, Club Coffee transferred its shares in the capital stock of CCTPC to Single Dose Solutions Inc.

Business of the Company
CannTrust is a federally regulated licensed producer and distributor of medical and recreational cannabis in Canada. The Company’s strategy is to produce the highest quality, standardized cannabis products. It is dedicated to the “pharmaceuticalization” of the medical cannabis market. The Company is also emerging as a leader in the adult-use recreational cannabis market. The Company has launched four recreational cannabis brands and has entered into supply agreements with Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island.
Moreover, the Company is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through strategic partnerships for distribution and growth of cannabis products in Australia and Denmark. In addition, the Company in partnership with various research institutions, continues to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.
Production Capacity Expansion
Phase II — Niagara Facility
The Phase II expansion remains on course to bring the Company's capacity to 50,000 kg per year. CannTrust expects first harvest from the Phase II expansion by the end of the first quarter of 2019, subject to Health Canada approval. Construction of the final range was completed in January 2019.
Phase III — Niagara Facility
The build out of an additional 390,000 square feet of high-end greenhouse as part of the Niagara Phase III expansion would provide an expected additional 50,000 kg of annual high-quality cannabis flower production capacity. Once constructed, this expansion facility would require licencing by Health Canada. The current planned budget for the expansion is $60 – $65 million with an expected construction period of between 12 and 15 months.
Vaughan Facility
The Vaughan Facility has been repurposed from a grow facility into a state-of-the-art extraction, manufacturing and packaging facility of approximately 60,000 square feet, including an in-house quality control laboratory. The Vaughan Facility is currently being upgraded to obtain Good Manufacturing Practices (GMP) certification at an expected capital cost of between $5 – $10 million and is expected to be completed in the next 12 months.
REGULATORY FRAMEWORK
Canada
The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis and related products. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in material compliance with all laws and regulations summarized below.
Background
The Cannabis Act and Cannabis Regulations came into force on October 17, 2018, thereby legalizing the sale of cannabis for adult recreational use, and replacing the ACMPR and the Controlled Drugs and Substances Act (Canada) (the “CDSA”), as the governing legislation on the production, sale and distribution of medical cannabis. The ACMPR was repealed on the same day.
The Cannabis Act sets up the regulatory framework and licensing scheme for production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal use (i.e., adult use). The Cannabis Act also regulates access to cannabis for medical purposes. The Cannabis Regulations provide the more detailed rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders.

In addition to these federal laws, each province has enacted its own legislation to regulate aspects of the recreational and medical cannabis market, such as the retail distribution regulations. See “Regulatory Framework — Provincial Regulatory Framework”.
Cannabis for Medical Purposes
With the Cannabis Act coming into force, the medical cannabis regime is no longer governed by the ACMPR and the CDSA. However, the medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.
Under the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers.
Licences, Permits and Authorizations
The Cannabis Regulations establish the following different classes of licences that are required depending on the nature of the activity being undertaken:
•
Cultivation licences — standard cultivation, micro-cultivation and nursery cultivation;

•
Processing licences — standard processing and micro-processing;

•
Sale, and sale for medical purposes;

•
Analytical testing;

•
Research; and

•
Cannabis drug licence.

Pursuant to the Cannabis Regulations, any licence issued will be valid for no more than five years. Each class and subclass of licence carries different rules and requirements. The licence, once issued, identifies the specific activities that the licensee is authorized to conduct. The activities permitted under each class or subclass of licence are set out in the Cannabis Regulations.
For example, cultivation licence holders may be authorized to: (i) possess cannabis; (ii) obtain cannabis by cultivating, propagating and harvesting cannabis; (iii) obtain cannabis by altering its chemical or physical properties by any means, for the purpose of testing; and (iv) sell cannabis. Unlike under the ACMPR, the cultivation licence holders are permitted to conduct both indoor and outdoor cultivation of cannabis.
Security Clearances
The Cannabis Act requires that certain individuals associated with a licensee, such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), obtain security clearances with Health Canada. The Minister grants security clearances if the Minister determines that the applicant does not pose an unacceptable risk to public health or public safety. The Minister may refuse to grant security clearance to individuals with associations to organized crime or with past criminal convictions. Individuals with a record of non-violent, lower-risk criminal activity may still be granted security clearance at the discretion of the Minister. Security clearances granted under the ACMPR are also considered to be valid security clearances under the Cannabis Regulations.
Cannabis Tracking System
Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The cannabis tracking system was established by ministerial order, and came into effect on October 17, 2018. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. Under the tracking system licence holders are required to submit monthly reports to the Minister relating to inventory of its recreational and medical cannabis products.

Cannabis Products
The Cannabis Regulations set out the product categories that are permitted for sale. Currently, the Cannabis Regulations permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. Edible cannabis and cannabis concentrates are currently prohibited but are expected to be permitted for legal sale on October 17, 2019, according to the federal government.
For medical cannabis patients, Health Canada requires that medical documents be written to include the amount of dried cannabis in grams per day a patient may consume. This requirement applies equally to oils. To assist patients with determining how much oil they should be consuming per day, licensed producers are required to provide an equivalency factor outlining how much oil is equivalent to one gram of dried cannabis.
Packaging and Labelling
The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. The purpose of the packaging and labeling rules is to promote informed consumer choice, allow for the safe handling and transportation of cannabis, and to reduce the appeal of the products to youth. Vendors must package cannabis in a way that is tamper-proof, child-resistant, prevents contamination and ensures dryness. The Cannabis Regulations also require plain packaging, with strict requirements for logos, colours and branding. The packaging must also contain the following product information:
(i)
product source information, including the class of cannabis and the name, phone number and email of the cultivator;

(ii)
a mandatory health warning, rotating between Heath Canada’s list of standard health warnings;

(iii)
the Health Canada standardized cannabis symbol; and

(iv)
information specifying THC and CBD content.

The Cannabis Regulations provide a six-month transitional period to allow licensed holders to sell cannabis products labelled in accordance with the ACMPR.
Advertising
The Cannabis Act places a general ban on promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Further, brand preference and informational promotion is permitted if such promotion is:
•
in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;

•
in a place where young persons are not permitted; or

•
communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Health Products and Cosmetics Containing Cannabis
Health products containing cannabis or for use with cannabis are subject to the Food and Drugs Act in addition to the Cannabis Act. All health products claiming to provide a health benefit, to either humans or animals, must receive authorization prior to being sold, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. As part of the approval process, Health Canada reviews evidence to ensure that the product complies with safety, efficacy and quality requirements.

Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to provisions of the Cannabis Act.
Provincial Regulatory Framework
The Cannabis Act provides that the provinces and territories of Canada have authority to regulate certain aspects of recreational cannabis (similar to the current regime for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.
All Canadian provinces and territories have enacted regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. There are three general frameworks that the provinces and territories have followed: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licensed retail stores, while online retailers are operated by the applicable provincial government).
Regardless of the framework, the recreational cannabis market is supplied by federally licensed producers. In many cases, provinces that follow the licensed private retailer model will still have a government-run wholesale distributor. Such licensed private retail stores are or will be required to obtain their cannabis products from the wholesalers, and the wholesalers in turn, are or will be required to obtain the cannabis products from the federally licensed producers. The minimum age for purchase and possession of cannabis in each Canadian jurisdiction is 19 years old, except for Quebec and Alberta, where it is 18.
Ontario: In Ontario, the distribution and retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation (“OCRC”), a subsidiary of the Liquor Control Board of Ontario. Online sales are conducted through the Ontario Cannabis Store platform. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. In addition, the regulatory regime in Ontario has the following requirements and features:
•
private retailers have to obtain both a retail operator licence and a retail store authorization. A retail operator licence allows the holder to operate one or more retail stores in Ontario. However, a separate retail store authorization is required for each store the retailer wishes to operate. Retail store authorizations are only to be issued to persons holding a retail operator licence. Private retailers are not permitted to sell cannabis online, but may only sell cannabis in person at an authorized retail store;

•
there must be at least one licensed manager for each authorized store location. The licensed manager is responsible for hiring and managing employees, overseeing cannabis sales, managing compliance and managing the cannabis inventory;

•
a corporation is not eligible to apply for a retail operator licence if more than 9.9% of the corporation is owned or controlled, either directly or indirectly, by a licensed producer or their affiliate;

•
federally licensed producers are prohibited from promoting their products by way of providing any material inducement to cannabis retailers;

•
municipalities and reserve band councils had the option to opt out of the retail cannabis market by resolution, and had until January 22, 2019 to pass such by-laws. Municipalities that opted out can still opt in at a later date, but once a municipality has opted in, it can no longer opt out. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis. In total, 77 municipalities opted out of having a cannabis retail store; and

•
cannabis retail store operators are only permitted to purchase cannabis from the OCRC, which may in the future set a minimum price for cannabis or classes of cannabis.

Québec: In Québec, the sale of all recreational cannabis is managed and conducted through the stores of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

British Columbia: In British Columbia, recreational cannabis is sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.
Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor. Only licensed retail outlets are permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.
Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority has committed to issuing up to 60 retail permits to private stores in roughly 40 municipalities and First Nation communities across the province. Municipalities can opt out of having a cannabis store if they choose.
Manitoba: In Manitoba, a private retail model is in place whereby the Manitoba Liquor and Lotteries Corporation manages the supply and distribution of cannabis to licensed private retailers, and the private sector operates the retail locations.
New Brunswick: In New Brunswick, the New Brunswick Liquor Corporation operates cannabis retail stores through a subsidiary, Cannabis NB. The crown corporation Cannabis Management Corporation is responsible for the oversight, organization, conduct, management and control of the retail sales of cannabis.
Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales.
Prince Edward Island: In Prince Edward Island, similar to New Brunswick and Nova Scotia, retail is controlled and operated by the government, and cannabis is sold in government-run stores and online.
Newfoundland and Labrador: In Newfoundland and Labrador, cannabis is sold through licensed private retailers. The crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), controls the distribution to private retailers and sets prices for cannabis products. It is also the initial online retailer, although licences may later be issued to private retailers.
Yukon: The Yukon currently limits the distribution and sale of recreational cannabis to government outlets and the government-run online store. However, it is developing regulations to enable the licensing of private retailers.
Northwest Territories: The Northwest Territories is initially conducting the distribution and sale of cannabis through the Northwest Territories’ Liquor and Cannabis Commission (the “NTLCC”). However, the Northwest Territories is allowing private retailers to apply for retail licences. The NTLCC will control the inventory, sale and delivery of cannabis and set prices for cannabis products. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.
Nunavut: In Nunavut, the Nunavut Liquor and Cannabis Commission (“NULC”) controls the distribution and sale of cannabis, which it conducts online and in physical stores. The NULC also has the authority to contract with agents for the sale of cannabis.
Import / Export Permits for Medical or Scientific Purposes
Part 10 of the Cannabis Regulations sets of the process by which a license holder may apply for an import or export permit for medical or scientific purposes. A permit must be obtained for each shipment of cannabis. An application for an import or export permit must contain specific information including the name and address of the holder, license number and specifics of the particular shipment including intended use of the cannabis and specific shipment details. The Cannabis Regulations also contain reporting requirements in respect of the import / export of cannabis.
Activities Outside Canada
Denmark
As of January 1, 2018, the Danish government initiated a trial permitting doctors to prescribe medical cannabis to a defined patient group. The trial will continue for the next four years and is supported by federal funding. The Danish Medicines Agency issues licenses to import “primary” (starter) cannabis products and to cultivate and produce approved forms of medical cannabis for wholesale distribution within Denmark. All medical cannabis production facilities and products are subject to inspection by the Danish Medicines Agency. Regulations for the export of medical cannabis from Denmark remain to be developed.
In March 2018, the Company entered into a joint venture in Denmark with the Danish medical cannabis company Stenocare A/S (“Stenocare”). As part of the joint venture, Stenocare is selling CannTrust's cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust initially received a 25% equity stake in Stenocare. On July 6, 2018, Stenocare received approval to distribute CannTrust products in Denmark. The Company's cannabis oils are the first oils approved for Denmark's list of admitted cannabis products and are the only “ready-to-use” oil products available in Denmark. On September 18, 2018, CannTrust announced that it had completed its first shipment of cannabis oils to Stenocare.
On October 15, 2018, as part of Stenocare's initial public offering (“Stenocare IPO”), the Company purchased 272,727 common shares of Stenocare. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. After the Stenocare IPO, the Company maintained 19% of the outstanding common shares of Stenocare.
Australia
The legalisation of medicinal cannabis in Australia was largely enabled by the Narcotic Drugs Amendment Act 2016, which permits research, cultivation and production of medicinal cannabis and related products. Corresponding amendments have also been made to the Therapeutic Goods Act 1989 to facilitate regulatory approvals and alternative access schemes for unapproved medicinal cannabis products. Although the production, cultivation and regulatory approval for the supply of medicinal cannabis are the subject of federal legislation, the power to regulate patient access to medicinal cannabis products remains with the states and territories.
On October 26, 2018, the Company entered into a strategic partnership with Australian licensed producer, Cannatrek Ltd. (“Cannatrek”). Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import licence by federal and state governments. Cannatrek is pioneering a world class 1.7 million sq. ft. greenhouse facility. This greenhouse project will provide significant supply for the Asia-Pacific region and will allow CannTrust to purchase quality, low-cost cannabis from Cannatrek. As part of the partnership, CannTrust made an investment for a 19.8% stake in Cannatrek, with an option to maintain this shareholding through any future share issuances up to and including Cannatrek completing an initial public offering.
On November 26, 2018, CannTrust announced the shipment of standardized cannabidiol (CBD) oil capsules to Australia's Gold Coast University Hospital for research and study purposes.

SHARE STRUCTURE
The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are 105,638,798 Common Shares issued and outstanding.
Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the board of directors of the Company (the “Board”), dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
As of the date of this Prospectus, the Company has not, since its inception, declared or paid any dividends on the Common Shares. The declaration of dividends on the Common Shares is within the discretion of the Board and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, the Company’s anticipated capital requirements are such that the Company follows a policy of retaining all available funds and any future earnings in order to finance the Company’s business development and corporate growth. The Company does not currently intend to declare or pay cash dividends on the Common Shares within the foreseeable future.

CONSOLIDATED CAPITALIZATION
There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since September 30, 2018, the date of the Company’s most recent financial statements, except the following:
(a)
a total of 2,085,950 stock options were granted with an exercise price ranging from $6.86 to $11.88 per share and expiry ranging over five to seven years;

(b)
328,378 stock options were exercised to purchase 328,378 Common Shares at $2.00 to $6.21 per share;

(c)
on October 17, 2018, the Company finalized a partnership with Kindred Partners Inc., a wholly-owned subsidiary of Breakthru Beverage Group (“Breakthru”) to represent CannTrust’s specialty products to Canadian adult consumers for recreational use. In connection with this partnership, Breakthru purchased 902,405 Common Shares at $10.23 per share for gross proceeds of  $9,231,600. In addition, Breakthru was issued warrants to purchase up to an additional 2,000,000 Common Shares at a price per share equal to the 5-day volume weighted average price on the TSX immediately prior to the date the applicable warrants are exercised if the Company exceeds certain sales thresholds; and

(d)
64,125 warrants were exercised to purchase 64,125 Common Shares at $1.10 to $12.00 per share.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
THE SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:
•
the names of the selling securityholders;

•
the number or amount of Securities owned, controlled or directed by each selling securityholder;

•
the number or amount of Securities being distributed for the account of each selling securityholder;

•
the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•
whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

•
the Prospectus Supplement will contain, if applicable, the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus, and, if applicable, the selling securityholders will file a non-issuer's submission to jurisdiction form with the corresponding Prospectus Supplement; and

•
all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS
Unless otherwise indicated in the applicable Prospectus Supplement relating to a specific offering and sale of Securities, the net proceeds from the sale of Securities will be added to the Company’s general funds for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion. See “Description of the Business — Production Capacity Expansion.” Specific information about the use of proceeds will be described in the applicable Prospectus Supplement.

The Company will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering.
Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors — Discretion in the Use of Proceeds”.
The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.
The Company had negative operating cash flow for the fiscal year ended December 31, 2017 and the nine month period ended September 30, 2018. To the extent the Company has negative cash flows in future periods, the Company may use a portion of its general working capital to fund such negative cash flow. See “Risk Factors”.
PLAN OF DISTRIBUTION
The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of  $700,000,000 in Securities hereunder.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Securities offered by the Company may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
This Prospectus may also, from time to time, relate to the offering of Securities by certain selling securityholders. The selling securityholders may sell all or a portion of Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, which may limit the timing of purchases and sales of Securities by the selling securityholders and any other participating person.
The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company and/or the selling securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company and/or the selling securityholders will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX, the NYSE or other existing trading markets for the Common Shares. Any such transactions that are deemed “at-the-market-distributions” will be subject to regulatory approval. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, the selling securityholders and/or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and/or the selling securityholders and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or the selling securityholders, to indemnification by the Company and/or the selling securityholders, against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or the selling securityholders in the ordinary course of business.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
DESCRIPTION OF SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 — Shelf Distributions.
Common Shares
Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Warrants
The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone certificates. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation of the Warrants;

•
the aggregate number of Warrants offered and the offering price;

•
the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•
the designation, number and terms of any Securities with which the Warrants are issued;

•
if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•
whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
any minimum or maximum amount of Warrants that may be exercised at any one time;

•
whether such Warrants will be listed on any securities exchange;

•
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•
certain material Canadian and United States tax consequences of owning the Warrants; and

•
any other material terms and conditions of the Warrants.

Subscription Receipts
The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription

Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.
The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):
•
the aggregate number of Subscription Receipts offered;

•
the price at which the Subscription Receipts will be offered;

•
the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•
the dates or periods during which the Subscription Receipts are convertible into other Securities;

•
the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•
the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

Units
The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the aggregate number of Units offered;

•
the price at which the Units will be offered;

•
the designation, number and terms of the Securities comprising the Units;

•
whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•
terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•
the date on and after which the Securities comprising the Units will be separately transferable;

•
whether the Securities comprising the Units will be listed on any securities exchange;

•
whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•
certain material Canadian and United States tax consequences of owning the Units; and

•
any other material terms and conditions of the Units.

Debt Securities
The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. Debt Securities may be offered separately or together with other Securities, as the case may be.
Debt Securities may be issued under one or more indentures or such other debt agreement as described in the Prospectus Supplement. The applicable Prospectus Supplement will include details of the Debt Securities agreements, if any, governing the Debt Securities being offered. A copy of any indenture or any agreement relating to an offering of Debt Securities will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation, aggregate principal amount and authorized denominations of the Debt Securities;

•
any limit upon the aggregate principal amount of the Debt Securities;

•
the currency for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•
the offering price of the Debt Securities and percentage of the principal amount at which they will be issued;

•
the date(s) on which the Debt Securities will be issued and delivered;

•
the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•
the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•
the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•
any guarantees given in respect of the Debt Securities;

•
whether or not the Debt Securities will be secured or unsecured, and the terms of any secured debt including a general description of the collateral and of the material terms of any related security, pledge or other agreement;

•
the ranking of the Debt Securities and if applicable, their subordination to other indebtedness of the Company;

•
any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

•
any repayment or sinking fund provisions;

•
events of default and covenants in respect of the Debt Securities; and

•
whether the Debt Securities may be converted or exchanged for other securities of the Company.

PRIOR SALES
Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME
The Common Shares are currently listed and posted for trading on the TSX under the symbol “TRST” after migrating from the CSE on March 5, 2018.
The following table sets forth the price range per Common Share and trading volume for the Common Shares on the CSE and TSX for the 12 month period up to the date of this Prospectus.
Period	High ($/share)	Low ($/share)	Volume
2018
February	10.60	7.5	11,119,121
March(1)	9.44	7.65	6,039,410
April	7.9	5.86	8,390,080
May	10.58	7.06	16,630,260
June	9.49	7.58	18,787,850
July	8.15	6.48	8,688,970
August	11	6.28	25,248,820
September	13.48	9.06	63,400,000
October	15.5	8.1	53,840,000
November	10.47	7	35,574,910
December	8.46	5.94	23,903,550
2019
January	10.12	6.47	30,042,270
February	13.20	9.55	43,379,100
March 1 – 15	12.61	10.47	19,682,782
DIVIDENDS
The Company has not, since its inception, declared or paid any dividends on the Common Shares. The declaration of dividends on the Common Shares is within the discretion of the Board and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, the Company’s anticipated capital requirements are such that the Company follows a policy of retaining all available funds and any future earnings in order to finance the Company’s business development and corporate growth. The Company does not currently intend to declare or pay cash dividends on the Common Shares within the foreseeable future.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.
The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).
Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS
Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.
An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.
There is no guarantee that the Securities will earn any positive return in the short term or long term.
A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus and a future Prospectus Supplement.
Management of the Company may spend net proceeds received by the Company from a sale of Securities in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.
The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.
The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.
The factors which may contribute to market price fluctuations of the Common Shares include the following:
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actual or anticipated fluctuations in the Company’s quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which the Company operates;

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addition or departure of the Company’s executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares;

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting the Company’s industry generally and its business and operations;

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announcements of developments and other material events by the Company or its competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

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operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

The Company has not declared and paid dividends in the past and may not declare and pay dividends in the future.
Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.
There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange.
As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.
The Common Shares are currently listed in Canada on the TSX and in the United States on the NYSE (since February 25, 2019). As liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on the NYSE, historical trading prices of the Common Shares on the TSX may not be indicative of the prices at which the Common Shares may trade in the future on the NYSE. There is no assurance that an active trading market for the Common Shares will develop or be sustained in the United States on the NYSE. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all. Further, the listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Company’s common shares.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Company will continue to meet the listing requirements of the TSX or maintain the listing on the NYSE or any other public stock exchange.
The failure of the Company to obtain and maintain the applicable licences and amendments thereto would have a material adverse impact upon the Company.
The Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.
Any delays or complications in obtaining regulatory approvals, as well as failure to obtain any regulatory approvals, may have a material adverse effect on the business of the Company and result in additional costs.
Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company may not be able to accurately predict the impact of the compliance regime Health Canada is implementing for the Canadian medical and recreational cannabis industry. Similarly, the Company may not be able to accurately predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.
Changes in laws, regulations and guidelines may result in significant compliance costs for the Company, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes.
The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. If any changes to such laws, regulations or guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company’s business, financial condition and results of operations.
The Cannabis Act came into effect on October 17, 2018 to create a regulated adult-use recreational market for cannabis in Canada. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging as well as certain other promotional activity that is appealing to youth and set out broad prohibitions on the promotion of cannabis at the federal level. Provincial or territorial governments may add an additional layer of regulations on promotion of cannabis. The federal, provincial and territorial restrictions on advertising, marketing and the use of logos and brand names may reduce the value of certain of the Company’s products and brands or negatively impact its ability to compete with other companies in the cannabis market, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. The provincial or territorial legislation and regulatory regimes may change in ways that impact the Company’s ability to continue its business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use recreational purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use recreational cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use recreational cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company’s margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.
The adult-use recreational cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this “Risk Factors” section. If any of these shared risks occur, the Company’s business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use recreational cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against the Company.
The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.
As a licensed producer under the Cannabis Act, the Company is operating its business in a relatively new medical and adult-use recreational cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, the Company needs to continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations. These activities may not promote the Company's brand and products as effectively as intended, or at all.
Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.
In addition, the Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. This could potentially significantly reduce the market for the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on the Company's business, financial condition and results of operations.
Clinical research relating to cannabis is still in its early stages.
Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in its early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Statements made concerning the potential medical benefits of cannabinoids are based on published articles and reports, and as a result, such statements are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.
Any expansion of the Company's Niagara Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control.
These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the expansion of operations at existing facilities, which in turn may affect the Company's business, prospects, financial condition and results of operations. In particular, any expansion of the Niagara Facility is subject to Health Canada regulatory approvals. The delay or denial of such approvals may have a material adverse impact on the business of the Company and may result in the Company not meeting anticipated or future demand when it arises.
The Company's business involves the growing of an agricultural product, which involves exposure to natural elements and carries inherent risks.
The Company's business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.
Further, the Company's cannabis growing operations consume considerable energy, which make the Company vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.
The Company's ability to produce and sell its medical products in, and export its medical products to, other jurisdictions outside of Canada is dependent on compliance with additional regulatory and other requirements.
The Company is required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in countries and markets outside of Canada in which it operates, or to which it exports, in order to produce or export to, and sell its medical products in, these countries, including, in the case of certain countries, the ability to demonstrate compliance with Good Manufacturing Practices (“GMP"). There can be no assurance that the Company will be able to comply with these standards.
The continuation or expansion of the Company's international operations depends on its ability to renew or secure the necessary permits, licenses or other approvals. An agency's denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit or approval, could prevent the Company from continuing its operations in or exports to countries other than Canada, Australia and Denmark. In addition, Canada is a signatory to the Single Convention on Narcotic Drugs, 1961 as amended by the 1972 Protocol, the Convention on Psychotropic Substances, 1971, and the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances, 1988. These drug control conventions establish a framework whereby trade in cannabis between countries is strictly limited to medical and scientific purposes and is subject to country-by-country quotas, which could limit the amount of medical cannabis the Company can export to any particular country.
There can be no assurance that the market for the Company's products in international markets will continue to develop.
The Company has received Health Canada approval to export medical cannabis internationally to countries where medical cannabis is legalized. The Company began shipping its products to Australia and Denmark. There can be no assurance that any market for the Company's products will develop in such foreign jurisdictions. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company's capability to successfully expand its operations and may have a material adverse effect on the Company's business, financial condition and results of operations.
Legalization of recreational cannabis may result in increased levels of competition in the overall cannabis market.
The Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this development may be negative for the Company, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.
There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.
The Company also faces competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid licence.
If the number of users of medical cannabis in Canada increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.
As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. The Company currently has partnerships in place in Australia through its partnership with Cannatrek and in Denmark through its joint venture with Stenocare, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for the Company's products on a global scale.
In addition, it is possible that the medical cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings than the Company's. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable, or at all.
The Company may not be able to successfully develop new products or find a market for their sale.
The medical cannabis industry and the recreational cannabis industry are in their early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company's business, financial condition and results of operations.
The amount that provincial wholesale distributors purchase under the supply agreements with the Company may vary from what the Company expects or has planned for.
The Company expects to derive a significant portion of its future revenues from the recently legalized adult-use recreational cannabis industry and market in Canada, including through its agreements with the provincial wholesale distributors.
The agreements with the provincial wholesalers do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from the Company. The amount of cannabis that the provincial wholesalers may purchase under the Company's agreements with them may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial wholesalers. If any of the provincial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause the Company's revenue to fluctuate.
In response to the initial surge in demand for cannabis as a result of the legalization of adult cannabis use in Canada, CannTrust, and others licensed to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult-use recreational demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.
In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use recreational and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.
In addition, there are currently hundreds of applications for licensed producers status being processed by Health Canada. The number of licenses granted and the number of licensed producers ultimately authorized by Health Canada could have an adverse impact on the Company's ability to compete for market share in Canada's medical cannabis industry.
The Company may not be able to realize its cannabis production targets.
The Company's ability to continue production of cannabis, at the same pace as of the date hereof or at all, is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.
The Company may not succeed in promoting and sustaining its brands, which could have an adverse effect on its future growth and business.
A critical component of the Company's future growth is its ability to promote and sustain its brands, which it believes can be achieved by providing a high-quality user experience. An important element of the Company's brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, the Company has invested and will continue to invest substantial amounts of resources in the development products, infrastructure, fulfilment and customer service operations. If the Company's consumers are dissatisfied with the quality of the products sold to them or the customer service they receive and their overall customer experience, the Company's consumers may stop purchasing products from it.
Marketing constraints under the regulatory framework limit the Company's ability to compete for market share in a manner similar to other industries.
The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.

Moreover, the Cannabis Act imposes further packaging, labelling and advertising restrictions on producers in the adult-use recreational market. If the Company fails to comply with the packaging, labelling and advertising restrictions, it will be subject to monetary penalties, required to suspend sale of noncompliant products and/or be disqualified as a vendor by government-run provincial distributors.
The Company may require further equity and/or debt financing to support operations, capital expenditures or to undertake acquisitions.
The building and operation of the Company's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Company may require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect upon future profitability.
If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.
The Company may be exposed to product liability claims as a result of being a manufacturer and distributor of products designed for human ingestion.
As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on its results of operations and financial condition of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.
The Company's products may be subject to recalls, which may result in unexpected expenses and otherwise adversely impact the Company.
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure.
If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant attention from management. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.
Negative Cash Flow from Operations
During the fiscal year ended December 31, 2017 and the nine month period ended September 30, 2018, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in any future period, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities, if any.

INDEPENDENT AUDITORS
The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by them.
The Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 have been audited by RSM Canada LLP, Chartered Accountants, (“RSM”). The audited consolidated financial statements have been incorporated by reference into this Prospectus, and the Registrant has filed the written consents of the independent auditors named in the related audit report. RSM was independent in accordance with the auditor’s code of professional conduct of the Chartered Professional Accountants of Ontario up to the date of the Notice of Change of Auditor on December 21, 2018.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of CannTrust by Fogler, Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP as to legal matters relating to Canadian law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be. As of the date hereof, the designated professionals of Fogler, Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP, collectively beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.
TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is TSX Trust Company at its principal office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s auditors; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the registration statement. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Company following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement.
Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces and territories, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in those provinces and territories, as applicable. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

US$200.0 million
CannTrust Holdings Inc.
Common Shares

P R O S P E C T U S    S U P P L E M E N T

BofA Merrill Lynch
Citigroup
Credit Suisse
RBC Capital Markets
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, 2019